Research Products

for Drug Discovery and

the Study of Cellular Pathways





PE
12-31-03

ARLS



BIOSOURCE

annual report 2003

The BioSource Vision

To be a global leader in the development and commercialization of cellular pathway assays and related biologicals for the research of disease.

In this pursuit, we will develop long term client loyalty through market driven, innovative products delivered with uncompromising support.



Letter To Our Shareholders,

The year 2003 offered many successes and new opportunities for BioSource. While strengthening our market positions in Signal Transduction, Cytokine and Custom products, we increased our net sales by 10% to a record $44.1 million. Strategic investments in both research and development and sales and marketing, coupled with a $1.2 million inventory writedown resulted in a fiscal net loss of $1.1 million but positioned us for a successful 2004 and the years beyond.

Our R&D efforts have resulted in the commercialization of new, innovative assays for the Signal Transduction and Cytokine markets (Cellular Pathway markets). Because new product flow is so essential to value creation, we invested 16% of our net sales in R&D and successfully introduced over 250 new products in 2003. Greater than 20% of our 2003 research catalog revenues were derived from products commercialized in the past three years.

Upon my joining the Company in November 2003, we established a future direction that is more responsive to the market dynamics and better capitalizes on the unique strengths of BioSource. Our new strategic direction focuses on developing, manufacturing and selling higher margin, higher volume assays and their directly related biological products. Simultaneously, we have initiated programs to provide an unmatched level of technical and logistical support for our customer's needs. We will further develop this vision in 2004 to ensure our continued success.

Our vision is to be a global leader in the development and commercialization of cellular pathway assays and related biologicals for the research of disease. We will continue to expand our leadership position in the rapidly growing and profitable cellular pathway assay markets. We will differentiate and build long term value by leading high volume test markets, creating superior customer support and consistently improving financial performance.

We made the Company a better place for our employees and welcomed new colleagues. In the first quarter of 2004, we bolstered our management team by appointing Dr. Jozef Vangenechten as Executive Vice President – Commercial Operations and Dr. Kevin Reagan as Executive Vice President – Technical Operations. In May 2004, we welcomed Alan Edrick as Executive Vice President and Chief Financial Officer. Our enhanced organizational structure ensures sharp focus and accountability while enabling us to leverage our full capabilities across the entire company.

Through the committed efforts of our employees, we achieved record sales in 2003 and positioned the Company for long term growth. Our employees are focused and dedicated to our highest priority – to build long term shareholder value through increased financial performance.



Terrance J. Bieker
President and Chief Executive Officer

May 25, 2004



Customer care at BioSource provides technical and logistic support to permit scientists to surpass their research goals.

What are cellular pathways?



AD/Dementia
NMDA antagonists
Cholinesterase inhibitors
Mutation in
APP, Presenilin
ApoE4,
Faulty Aβ degradation
Aβ 1-40
1-42
1-43
Beta Amyloid Plaques
β secretase
γ secretase
Unknown Receptor
APP
pen-2
p6
aph-1
nicastrin
Src
FAK/Pyk2
JNK
p38
Inflammation
Apoptosis
GSK-3β
Akt
CDK5
PKA
CaseinK1
β-catenin
c-myc
Hyperphosphorylation of Tau
PHF & NFT formation

There are key proteins that "communicate" to the cell and tell the cell what it should do. The disruption of these proteins can lead to cell dysfunction and disease.

BioSource is focused on providing the life science research community with critical tools to study cellular proteins with uncompromising customer support.

Customer support at BioSource means providing technical and logistic support that permit scientists to surpass their research goals. For example, our products allow researchers to answer new questions in the academic market or speed the drug discovery process in the pharmaceutical market. To this end, our support staff and scientists are focused on aiding the exploration of cellular pathways involved in major human diseases.

What are cellular pathways?

There are many proteins found both outside and within a cell that allow the cell to function in a normal way. In particular, there are key proteins that "communicate" to the cell and tell the cell what it should do. The disruption of these proteins, either by protein overproduction, deletion, or structural change for example, can lead to cell dysfunction and disease. BioSource products allow researchers to study these key communication proteins and explore the cellular pathways that these proteins signal through. Historically, BioSource was focused on proteins outside the cell and we still generate significant income from our products in this area. Recently, we branched out with innovative products that support research inside the cell and position the entire product line as a complete (outside and inside) cellular pathway research solution.

For cellular pathway study BioSource develops and manufactures off-the-shelf catalog products and provides custom services. The catalog products include ready to use protein quantification kits, biologicals such as antibodies, proteins, peptides and DNA probes and cell growth products. Our custom services encompass DNA and peptide synthesis and antibody development.

In 2003, BioSource developed and commercialized 254 products. This focused menu of products now reflects our increased commitment to assay development along with the most promising complementary biologics. For the study of proteins inside the cell, BioSource released 19 phosphoELISA™ kits, 8 Luminex assays, 79 phosphorylation site-specific and total protein antibodies, 12 proteins and 63 peptides and inhibitors. The phosphorylation site-specific antibodies are the foundation of our phosphoELISA™ kits, and will enable us to aggressively develop new assays in the future. For the study of proteins outside the cell BioSource released 8 cytokine ELISAs, 25 cytokine Luminex assays, 1 18-plex membrane array, 5 proteins and 34 DNA products.

BioSource has pioneered the development of assays that quantify site-specific phosphorylation of intracellular proteins. We now offer over 50 assays in this area and are leading the market. Fueled by a demand for fast and accurate methods needed for high-volume intracellular research, our phosphoELISA™ kits have generated a superb return on investment.

BioSource has many products that allow researchers to measure multiple proteins simultaneously. The flagship product for BioSource in this area is our Luminex multiplex assays. These bead based assays allow researchers to perform multiple protein measurements simultaneously. They save the researchers a tremendous amount of time and have accelerated the understanding of the complex protein signaling environment. BioSource offers over 77 products in this area and will continue to expand the product line in the future.

BioSource products are specifically designed for three basic customer needs.

1. BASIC RESEARCH – Scientists who are at the cutting edge of their field need novel technologies and custom solutions to allow them to aggressively add to the scientific understanding of cellular processes.

Our phosphoELISA™ kits are the first tools on the market that quantify phosphorylated proteins within cells. Protein phosphorylation is a key indication of a protein's activity level. These novel assays are shedding new light on cellular processes and saving precious research time.

Our Luminex multiplex assays allow researchers to analyze 25 or more proteins in a single sample. The protein level patterns that emerge in normal and disease models help researchers identify biomarkers. Biomarkers are then utilized to qualify and categorize patient populations for drug treatment.

BioSource Custom Biological Services provide cutting edge tools specifically configured on a custom basis for researchers who are the pioneers of the human genome. As they trek through the hundreds of newly discovered genes, they need specific reagents or "tools" that will help them easily research their function. The custom services groups from BioSource provide reliable tools quickly so these researchers can successfully continue their research.

2. *DRUG DISCOVERY RESEARCH* – Pharmaceutical scientists who are being asked to bring to the clinic two to three possible drug candidates every year. They need outstanding value, time saving products and more results per test.

BioSource assay kit formats and packaging offer significant value to our customers. The assays use low amounts of sample, come in multiple pack sizes and are supported by BioSource guaranteed quality results. In addition, BioSource proteins and antibodies provide outstanding potency, so less product is required for experiments.

BioSource assays allow the quantification of important proteins and save time. BioSource phosphoELISA™ kits save the researchers at least 1 hour every day compared to conventional techniques. Luminex multiplex assays also save significant amounts of time, since many proteins can be screened simultaneously.

3. *PRE-CLINICAL RESEARCH* – Researchers who need accurate, reliable biomarker assay products that work with human samples.

BioSource ELISAs and Luminex assays are manufactured under GLP conditions and are fully validated for use with human samples. All validation is listed in the data sheets provided with the kits.

Additionally, BioSource manufactures biologicals, such as antibodies utilized in pathology screens of cancer tissue, as well as TAGOIMMUNOLOGICAL™ secondary antibodies.

* patent pending

BioSource designs products for three basic customer needs

- ***BASIC RESEARCH*** – *Scientists who are at the cutting edge of their field need novel technologies and custom solutions to allow them to aggressively add to the scientific understanding of cellular processes.*


BIOSOURCE
phosphoELISA™ Assay


BIOSOURCE
Luminex Multiplex Assay

- ***DRUG DISCOVERY RESEARCH*** – *Pharmaceutical scientists who are being asked to bring to the clinic two to three possible drug candidates every year. They need outstanding value, time saving products, and more results per test.*


BIOSOURCE
Cytokine ELISA Assay

- ***PRE-CLINICAL RESEARCH*** – *Researchers who need accurate, reliable biomarker assay products that work with human samples.*


TAGOIMMUNOLOGICAL™
Secondary Antibody


BIOSOURCE
Human
IFN-γ
Protocol Booklet
ELISA Assay Summary

BioSource develops and manufactures products that are key to the investigation of cellular pathway proteins important in major disease pathology.



BioSource currently markets over 3,600 catalog products as well as custom services such as DNA and peptide synthesis and antibody development.

The catalog products include ready-to-use protein quantification kits (assay kits), biologicals such as antibodies, proteins, peptides, DNA probes and cell culture reagents. In particular, we offer products for the study of extracellular proteins such as cytokines and chemokines and intracellular proteins such as kinases and transcription factors. Our strategy is to place a more focused effort on selling assays for these proteins and their directly related biological and cell growth product lines. Assay kits are typically sold in higher volume and at a higher gross margin than our other product lines. In 2003, assay kits made up approximately 50% of our total sales. Our goal is to continue to increase this percentage in 2004 and beyond.



Assays

"Assays" or "Assay Kits" are a collection of reagents, buffers, calibrators and active biologicals that are standardized, validated and assembled into a ready-to-use package of products. Researchers use these assay kits to measure specific proteins in animal disease models or humans.

Enzyme-Linked ImmunoSorbent Assay ("ELISA") test kits. In a typical ELISA test kit, an antibody is immobilized in a well on a polystyrene 96-well microtiter plate. A sample containing the protein is added and allowed to react with the bound antibody. A second antibody with a specific enzymatic tag is added that reacts with the bound protein. The researcher then adds a substrate that produces a colored reaction. The amount of color is proportional and thereby indicates the amount of protein present. This method of protein quantification has become an integral tool both in research and diagnostic applications as it provides a relatively inexpensive, accurate and rapid method for the evaluation of immune status. BioSource manufactures over 400 ELISA kits and enjoys a leading position in the market.

Luminex Multiplex Assays kits. BioSource manufactures multiplex antibody kits for use in Luminex instruments and allow measurement of several proteins simultaneously in a single sample, saving time and effort as well as the precious sample. Luminex assays are based on the ELISA technology discussed previously, except the antibody is immobilized on a fluorescent polystyrene bead instead of a polystyrene plate. Our menu for Luminex assays has rapidly expanded to include kits for the measurement of human, mouse and rat cytokines, chemokines, growth factors and intracellular markers. The multiplex kits allow investigators to establish screens for drug targets and inhibitors in cell culture samples, or to determine the diagnostic value of a panel of proteins in human patient serum or plasma.

Radioimmuno-assays ("RIA"). BioSource produces and markets RIAs, which are used internationally in large volume clinical laboratories for the measurement of hormones and proteins important in growth, reproductive and thyroid disease. RIA is a mature technology used primarily in European and other foreign countries and is no longer widely used in the United States.

Biologicals. BioSource defines a "biological" as a naturally occurring or synthetically produced animal or human based DNA or protein. The Company's expertise in selecting, creating and purifying these biologicals is a differentiating core competency that provides the high level of sensitivity and specificity to its cellular pathway research products.

Antibodies

Antibodies are proteins generated by immune cells in response to foreign substances, which are called antigens. Antibodies have specific amino acid sequences, which cause them to interact only with the antigen that induced their creation. BioSource manufactures antibodies for proteins found in mammalian fluids, as well as proteins found inside the cell. Antibodies are used by researchers in a variety of applications, including neutralization studies in bioassay systems, as capture and detection molecules for protein quantification, and for cellular differentiation. BioSource currently offers over 1,640 antibody products.

BioSource has also developed "smart" antibodies that recognize specific, activated or inactivated forms of proteins containing one or more molecules of phosphate at specific amino acid residues. Such an addition of a phosphate molecule (phosphorylation) or removal of a phosphate molecule (dephosphorylation) controls various signaling cascades within and between cells.

Bioactive Proteins and Peptides

Proteins are ideal for use in basic research, drug discovery, *in vivo* studies, x-ray crystallography or as antigens for antibody production. BioSource produces proteins using proprietary recombinant technology that results in superior protein activity. We offer over 390 recombinant protein products.

Bioactive peptides are short proteins that are synthetically created. These peptides represent the active or inhibitory site of a particular protein and are used to study the activity of various proteins. Some bioactive peptides, such as beta amyloids, have been shown to play a major role in Alzheimer's Disease. We offer over 400 bioactive peptides.

Custom Biological Services

The research conducted by our customers often requires that BioSource provides a custom solution. Previously unidentified genes and proteins are being identified at a rapid rate, which often precedes the introduction of catalog offerings by many months to years. Through our Hopkinton, Massachusetts and Foster City, California facilities, BioSource engages in the manufacture of custom peptides and antibodies and custom DNA, respectively. The capabilities to provide complete custom services, as well as innovative catalog products, further strengthens our strategic relationships with our customers and has led to the development of new catalog products and expanded sales opportunities.



Serum, Buffers and Media

Much of the disease research our customers pursue is performed in a laboratory on human or animal cells. These cells function as the disease model. Serum and media support the growth, maintenance and experimental manipulation of these cell-based disease models. The Company's broad serum and media product line of over 200 products is manufactured in Maryland under rigorous quality standards to provide the researcher with a highly consistent, viable and reproducible disease model.



($ in millions)


Net Sales
$50
40
30
20
10
0
2000
2001
2002
2003
Research and Development
$8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
EBITDA*
$4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003

Consolidated Statement of Operations Data *($ in thousands)*:

	2000	2001	2002	2003
Net sales	$32,210	$35,175	$40,055	$44,094
Gross profit	18,610	19,635	22,366	22,194
Research and development	3,575	3,986	6,187	7,007
Income (loss) from operations	(811)	211	1,283	(1,878)

Reconciliation of GAAP net income (loss) available to common shareholders to EBITDA*

	2000	2001	2002	2003
Net income (loss) available to common shareholders	($4,019)	$ 741	($1,052)	($1,070)
Add:				
Redeemable preferred stock dividend and accretion of beneficial conversion	3,853	–	–	–
Cumulative effect of accounting change	–	–	2,447	–
Interest, net	36	(374)	(113)	(27)
Taxes	(573)	(70)	11	(884)
Depreciation	1,063	1,333	1,683	2,045
Amortization	1,093	1,098	641	575
EBITDA	$ 1,453	$ 2,728	$ 3,617	$ 639

**Earnings before interest, taxes, depreciation and amortization and excludes redeemable preferred stock dividend and accretion of beneficial conversion and cumulative effect of accounting change.*

This Annual Report may contain forward-looking statements that involve risks or uncertainties, including risks associated with regulatory and other risks described from time to time in reports filed by BioSource International, Inc. with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 10-K.

OFFICERS

Terrance J. Bieker
President and Chief Executive Officer

Alan Edrick
Executive Vice President –
Chief Financial Officer

Kevin J. Reagan, Ph.D.
Executive Vice President –
Technical Operations

Jozef Vangenechten, Ph.D.
Executive Vice President –
Commercial Operations

SENIOR MANAGEMENT

Valerie Bressler-Hill, Ph.D.
Vice President – Marketing

Rocco Raduazo
Vice President – Sales

Joseph M. Davis
Vice President – Operations

Glen L. Palmer
Vice President – Human Resources

Erik Schaefer, Ph.D.
Vice President –
Signal Transduction R&D

David Androphy
General Manager –
Sera, Media & Buffers Division

Dennis DiSorbo, Ph.D.
General Manager –
Custom Peptide & Antibody Division

Philippe Possamai
General Manager –
European Division

Dragan Spasic
General Manager –
Custom Oligonucleotide Division

REGISTRAR AND TRANSFER AGENT

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991

LEGAL COUNSEL

Stubbs, Alderton & Markiles, L.L.P.
15821 Ventura Blvd., Suite 525
Encino, CA 91436

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG, L.L.P.
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

DIRECTORS

Jean-Pierre L. Conte
Chairman of the Board – BioSource
Managing Director
Genstar Capital, LLP

Terrance J. Bieker
President and Chief Executive Officer
BioSource International, Inc.

David J. Moffa, Ph.D.
Regional Director
Lab Corporation of America, Inc.

John R. Overturf, Jr.
President
ROI, Inc.

Robert J. Weltman
Managing Director
Genstar Capital, L.L.P.

John L. Zabriskie, Ph.D.
Co-founder and Director
Pure Tech Ventures

ANNUAL SHAREHOLDER'S MEETING

July 27, 2004 – 10:00 a.m.
Westlake Village Inn
Westlake Village, CA

INVESTOR RELATIONS

Alan Edrick
Chief Financial Officer

Annual Report (Form 10-K)
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to the Company secretary at the Corporate Headquarters.

STOCK EXCHANGE LISTING

NASDAQ National Market System: **BIOI**

OPERATING LOCATIONS

Corporate Headquarters
542 Flynn Road
Camarillo, CA 93012

European Headquarters
8 Rue de L'Industrie
1400 Nivelles, Belgium

Custom Oligonucleotide Division
1170 B Chess Dr.
Foster City, CA 94404

Custom Peptide & Antibody Division
3 Avenue D
Hopkinton, MA 01748

Sera, Media & Buffers Division
1114 Taft Street
Rockville, MD 20850

Signal Transduction R&D Division
94/96 South St.
Hopkinton, MA 01748

BIOSOURCE ON THE WEB

BioSource's home on the internet provides access to a wide range of information on the Company and our products. Please visit us at *www.biosource.com.*

As of May 31, 2004



"Our customers are the foundation for our future growth and success."

Terry Bieker



BioSource Europe


BIOSOURCE

BioSource Headquarters Camarillo USA

BIOSOURC

www.biosource.con

BioSource International, Inc
542 Flynn Road ∘ Camarillo, CA 9301
800.242.0607 ∘ Fax 805.987.338

BioSource International, Inc.
is a publicly traded company

BIOI
NASDAQ
LISTED



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2003
Commission File Number 000-21930**

BIOSOURCE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0340829**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

542 Flynn Road, Camarillo, California 93012
(Address of principal executive offices)

Registrant's telephone number, including area code: (805) 987-0086

Securities registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value
Preferred Stock purchase rights

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-K is contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K . [_]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [_] No [X].

The aggregate market value of the voting stock (based on the last sale price of such stock as reported by the National Association of Securities Dealers Automated Quotation National Market System) held by non-affiliates of the registrant as of June 30, 2003 was $63,130,558.

The number of shares of the Registrant's common stock outstanding as of March 15, 2004 was 9,402,618.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

The following discussion should be read in conjunction with our consolidated financial statements provided under Part II, Item 8 of this annual report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this annual report on Form 10-K is as of March 15, 2004, and we undertake no duty to update this information. Should events occur subsequent to March 15, 2004 that make it necessary to update the forward-looking information contained in this Form 10-K, the updated forward-looking information will be filed with the Securities and Exchange Commission in a quarterly report on Form 10-Q or as an earnings release included as an exhibit to a Form 8-K, each of which will be available at the Securities and Exchange Commission's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 26 of this Form 10-K.

Overview

The Company manufactures markets and distributes products used worldwide in biomedical research that are instrumental in the development of new drug therapies and medical diagnostic methods. Our products enable scientists and biomedical researchers to better understand the biochemistry, immunology and cell biology of the human body, as well as disease processes. The Company offers over 3,600 products that are grouped into the following product lines: Assays; Biologicals (Antibodies, Bioactive Proteins and Peptides and Oligonucleotides) and Serum & Media. We believe we offer a unique combination of skills resulting in a focused range of products and services for the worldwide academic and government research, pharmaceutical and biotechnology industries.

The Company believes it has a strong scientific research staff, a broad product line and an established trade name, giving it a solid presence in the biomedical research market. We intend to continue our focus on new product development, particularly assay kits, as the driver of growth for the Company. We may also seek to acquire businesses, products and technologies complementary to our current business through acquisitions, licensing or joint ventures.

The Company was originally incorporated as a California corporation in October 1989, and was reincorporated as a Delaware corporation in May 1993. The Company's executive offices are located at 542 Flynn Road, Camarillo, California 93012, and its telephone number is (805) 987-0086. The Company's common stock is traded on the NASDAQ National Market under the ticker symbol "BIOI." Information on the Company's website, www.biosource.com, does not constitute part of this annual report.

Industry Overview

The biomedical research industry has seen significant advances in the understanding of physiological processes at the cellular and molecular level. The sequencing of the human genome has accelerated the need for methods and products to research and identify thousands of previously unknown proteins that potentially play key roles in cell function, normal and diseased. These proteins are of significant interest to the pharmaceutical industry, since they can be used as the basis of new therapeutic discovery and development. The core competencies the company has developed in molecular and cellular biology, immunology and custom biological services address this need. Biomedical researchers around the world are constantly in search of specialty research products and services, which are necessary to conduct both basic and clinical research. This research is conducted in settings that range from university and medical school laboratories to pharmaceutical and biotechnology research and development groups. The success of this type of research depends upon the availability of high quality biological reagents and custom services, including the serum & media, assay kits and the related biologicals that the Company develops, manufactures and sells.

Strategy

The Company's basic strategy is to increase its organic growth rate through focused research and development and sales and marketing investments in cellular communication pathway markets with high growth potential. Cellular communication pathway markets include both extracellular signaling products (such as cytokines) and intracellular signaling products (such as signal transduction). BioSource will exploit unique corporate and product capabilities to drive product growth in these select markets with particular emphasis on developing and selling assay kits. In addition, strong emphasis is placed on developing the network and systems to provide uncompromising customer support. As a complement to the core organic growth strategy, we may also seek to acquire businesses, products and technologies complementary to our current business through acquisitions, licensing or joint ventures. In order to facilitate the core strategy, the Company is:

- Applying a focused investment strategy in research and development. In 2003 the Company spent 16% of net sales on research and development. In previous years, internal research and development spending was directed towards creating a high volume of new products with emphasis on building a broad range or menu of key biologicals for the study of cellular pathways. Now that the broad menu has been developed, research and development spending in 2004 is being focused upon the development of new, high volume and greater profit assay kits and their directly related biologicals. As a result, the Company is not necessarily focused on a high number of new products as a goal, but on the specific type of new product, and their complementary biologicals that provide greater sales potential in the marketplace. Research and Development spending for the next few years is projected to stay in the range of 14-16% of sales. We expect this more focused investment to result in a higher rate of return on our research and development spending.

- Continuing to invest in a customer support infrastructure. The Company has made significant investments in its sales and marketing activities over the past few years and believes it must continue to do so in the future. This investment is necessary to access and to support the large, $1.5B cellular communication pathway research market. The company has its own sales force and sells direct in the United States and certain major markets in Europe. The remainder of the world is serviced through a network of local distributors comprising approximately 25% of the Company's 2003 revenues. A key strategy of the Company is to differentiate itself by providing personalized, uncompromising logistical and scientific support. Consequently, continued strong investments in sales and marketing are anticipated.

- Accelerating critical external business development efforts to support the Company's more focused assay kit strategy. We anticipate this focus will result in additional relationships in the areas of licensing, strategic partnerships, OEM relationships and, possibly, acquisitions as a complementary strategy to enable our assay development and manufacturing expertise to be more readily exploited in novel platforms and technologies. The Company feels that this business development strategy will complement its existing core competencies and further strengthen its position in the proteomics markets of cellular communication pathways.

Products

BioSource currently offers over 3,600 products. Our strategy is to place a more focused effort on selling assays and their directly related biological and cell growth product lines. Assay kits are typically sold in higher volume and at a higher gross margin than our other product lines. In 2003, assay kits made up approximately 50% of our total sales. Our goal is to continue to increase this percentage in 2004 and beyond. We group our products into three categories: Assays or Assay Kits, Biologicals and Serum & Media.

Assays

"Assays" or "Assay Kits" are a collection of reagents, buffers, calibrators and active biologicals that are standardized, validated and assembled into a ready to use package of products. Researchers use these assay kits to measure specific responses in animal disease models or humans. There are numerous hardware and software systems (not marketed by BioSource) used by a researcher to perform these tests. The majority of these test systems are "open platforms" in that they allow the use of third party providers of assay kits. BioSource has targeted the open platform market. Below is described some of the more common BioSource assay technologies.

Enzyme-Linked ImmunoSorbent Assay ("ELISA") *test kits.* In a typical ELISA test kit, an antibody is immobilized or "bound" on a microtiter well of the kit's test plate. A sample containing the antigen that is to be measured is added by the researcher and allowed to react with the bound antibody. After the well is washed, a second antibody with a specific enzymatic tag is added and allowed to react with the bound antigen. After washing away any remaining free antibody, the researcher adds a substrate that produces a colored reaction. The amount of color is proportional and thereby indicates the amount of antigen present, which can be measured even in minute concentrations, using common laboratory instruments. This method of quantitation of these antigens has become an integral tool both in research and diagnostic applications as it provides a relatively inexpensive, accurate and rapid method for the evaluation of immune status.

BioSource ELISA test kits are a combination of cytokines, their antibodies and other chemical reagents, and are used to measure the presence or quantity of a particular bioactive protein in serum, plasma or other biological sample. The quantitation of these cytokines and chemokines has been shown to be an excellent way for scientists to determine the functional status of the immune system. Since many of the current targets of pharmaceutical intervention are designed to modulate the immune system, quantitation of these markers as a means for gauging the effectiveness of treatment is becoming increasingly necessary.

Our ELISA tests produce results in a few hours, compared to days or even weeks with bioassays. We offer kits for human, mouse, rat, monkey and swine proteins. The diversity of species is important to allow investigators to establish numerous measurements in pre-clinical animal model systems. We offer over 350 types of ELISA kits and we believe we are the leader in sales of rat, monkey and swine cytokine ELISA kits. Detection of fluctuations in cytokine levels by ELISA tests; whether in an invitro cell culture experiment of a new drug or in a patient's serum, provide researchers and scientists with valuable information in understanding disease progression, therapy and diagnosis.

An alternative method to our ELISA test kits are our Muliplex Antibody kits for use in instrument systems manufactured by Luminex Corporation, a third party, which allow measurement of several proteins simultaneously in a single sample, saving time and effort as well as the precious sample. Our menu for Luminex assays has rapidly expanded to include kits for the measurement of human, mouse and rat cytokines, chemokines, growth factors and cell biology markers. The multiplex kits allow for investigators to establish screens for drug targets and inhibitors in cell culture samples or to determine the diagnostic value of a panel of proteins in human patient serum or plasma samples.

Of the more than 350 assay kits we offer, the following table illustrates a few of the more common applications of our ELISA test kits:

Test Kit	Characteristics/Application
Tau	This kit detects and quantitates the presence and phosphorylation state of an important brain protein thought to be involved in the development of Alzheimer's disease. When this protein is modified in the cell by the addition of phosphate groups at specific amino acid sites, the biological activity of the protein changes. In certain disease states, abnormally high levels of phosphorylation occur, which cause the protein structures to destabilize, ultimately leading to neuronal degeneration. Deposition of filamentous tau is implicated in other neurodegenerative diseases including cortical basal degeneration (CBD), progressive supranuclear palsy (PSP), Pick's disease, and certain forms of Parkinson's disease. Pharmaceutical companies are keenly interested in developing drugs that can halt specific patterns of phosphorylation without hampering normal cell activity. The ability to quantitate the phosphorylation state at specific sites will assist this effort.

Rb	This kit detects and quantitates the presence and phosphorylation state of an important cellular regulation protein associated with cell division. This protein, known as Retinoblastoma protein or Rb, is one focus of efforts to develop anti-cancer drugs. The activity of Rb is controlled by phosphorylation of the protein at specific amino acids by a select group of protein kinases called cdks. If too much phosphorylation of Rb occurs, its ability to halt cell division is hampered, as is the case in malignant cells. The ability to specifically quantitate the level of phosphorylation of this protein by kinases and the impact of kinase inhibitors on normal and abnormal phosphorylation is a key development in the drug development process.
IL-6	This kit detects and quantitates a cytokine that is extremely important in the study of inflammation. IL-6 is produced by a number of cells in the body and its actions regulate the growth and differentiation of various cells of the immune system. IL-6 induces a variety of important proteins in the body in response to inflammation or tissue injury. Although most healthy individuals have undetectable levels of IL-6 in their serum, huge quantities of IL-6 are detected in severe inflammatory situations such as septicemia. The elevation of serum IL-6 precedes that of acute phase proteins, e.g., in a postoperative phenomenon, and may thus be a sensitive early parameter to investigate inflammatory conditions. Serum levels of IL-6 are used in studies of surgical or traumatic tissue injuries, infectious diseases, auto-immune diseases including arthritis, graft rejection, alcoholic liver cirrhosis, malignancies, etc.

Radioimmuno-assays ("RIA"). We produce and market RIAs, which are used internationally in large volume clinical laboratories for the measurement of hormones and proteins important in growth, reproductive and thyroid disease. These assays utilize radioisotopically labeled molecules to compete with non-isotopically labeled molecules for sites on known antibody concentrations. RIA is a mature technology used primarily in European and other foreign countries and is no longer widely used in the United States.

Other assays. We have combined our oligonucleotide and ELISA technologies to develop a portfolio of other assay kits that measure the quantity of messenger RNA, the type of RNA that serves as a template for protein synthesis of various cytokines in blood, cultured cells or tissues. Our molecular analysis kit product line permits detection of the individual genes and quantitates the amount of the gene that encodes for a specific protein. We also have developed kits that allow researchers to measure multiple genes at the same time from a single sample.

Biologicals: We define a "biological" as a naturally occurring or synthetically produced animal or human based nucleic acid or protein. Nucleic acids are the basic building blocks of the genetic structure of all living things. The genetic structure directs the synthesis of proteins. Proteins control the structure and function of all living organisms.

Biologicals are the essential active components to our assay kits. These may include monoclonal or polyclonal antibodies, bioactive recombinant proteins, synthetic peptides or synthetic oligonecliotides. In addition to use in assay test kits, these biologicals are sold individually as either a catalog or as a custom produced product. The Company's expertise in selecting, creating and purifying these biologicals is a differentiating core competency that provides the high level of sensitivity and specificity to its cellular pathway research products.

Antibodies

Antibodies are used in the Company's assay kits as detector systems in the research of normal and abnormal proteins. Antibodies are proteins generated by immune cells in response to foreign substances, which are called antigens. Antibodies have specific amino acid sequences, which cause them to interact only with the antigen that induced their creation. Antibodies circulate in the blood and assist the body's immune system by searching out and neutralizing or eliminating antigens. Antibodies are used by researchers in a variety of applications, including neutralization studies in bioassay systems, as capture and detection molecules for protein quantitation and for cellular differentiation. Antibodies used in research are generally produced by injecting an antigen into animals, which cause the animals' immune system to produce an antibody specific to that antigen.

In addition to use in the Company's assay kits, this broad biological product line provides researchers and biotechnology companies with an array of high quality reagents used to develop analytical signals in various assays. In addition, other companies use our secondary antibodies as a component of their test kits.

We also have developed a significant catalog of innovative signal transduction tools that enable customers to more readily understand the complex signals, which control cellular processes. Many of these tools are antibodies that recognize specific, activated or inactivated forms of proteins containing one or more molecules of phosphate at specific sites. Such an addition of phosphate molecules, which is referred to as phosphorylation, or removal of phosphate molecules, which is referred to as dephosphorylation, control most of the signaling within and between cells. Diseases such as cancer, heart disease and Alzheimer's have been shown to be at least in part due to the malfunctioning of key molecules within cells, in many cases due to alterations in their activity through altered phosphorylation.

We offer over 1,640 antibody products. The following table illustrates some of the uses for the antibodies we offer:

Uses	Description
ELISA Test Kits	Antibodies are used in our ELISA test kits to detect and measure proteins in biological fluids. An antibody is coupled with an enzyme which reacts with a colorless substrate in the presence of a sample containing the antigen of interest to generate a colored reaction product. The color produced is proportional to, and thereby indicates the amount of, antigen present in the sample.
Flow Cytometry	In order to identify specific cell types by the nature of the antigens expressed on their surface, antibodies are bound to cells and visualized by labeling the antibody molecules with a fluorescent dye or "fluorochrome." The result is examined with an instrument known as a flow cytometer.
High Throughput	High throughput screening permits the researcher to screen test thousands of drug candidates in a short period of time for their effect on target molecules. In order to be used in this manner, we conjugate our antibodies to different dyes or enzymes.
Immunoblotting	Immunoblotting uses antibodies to identify a specific protein in a complex mixture. In this process, a protein of interest is separated by molecular weight using gel electrophoresis. A specific antibody is then passed over the mixture, and any protein that binds to the antibody is visibly detected.

The research conducted by our customers often requires that we manufacture unique, specific peptides or antibodies for custom research projects. Previously unidentified genes and proteins are being identified at a rapid rate, which often precedes the introduction of catalog offerings by many months to years. Through our Massachusetts facility we engage in the manufacture of these custom peptides and antibodies thus allowing customers to perform timely research on these new or proprietary targets. The capabilities to provide custom peptides and antibodies as well as innovative catalog products further strengthens our strategic relationships with our customers and has led to the development of new catalog products and expanded sales opportunities.

Bioactive Proteins and Peptides

Proteins, which are chains of amino acids in particular sequences, and their interactions are responsible for all of the biochemical and physical properties of a cell, as well as variations among different types of cells. Proteins take various forms, including enzymes, hormones, antibodies, receptors, cytokines and chemokines. Proteins are ideal for use in basic research, drug discovery, enzymology, high throughput screening, in vivo studies, x-ray crystallography or as antigens for antibody production. Our primary protein products are cytokines and chemokines, which are regulatory molecules that control growth and differentiation of cells.

Cytokines. The development of an effective immune response involves complex cell-to-cell communications, which are mediated by a group of small hormone-like soluble secreted proteins collectively called cytokines.

Cytokines, like growth factors, interact with specialized target receptors on the surface of the cells and stimulate a chain of secondary messengers leading to a biological response. These responses result from changes in both the molecular capabilities and behaviors of cells. For example, cytokines can activate cells to recognize and eliminate harmful bacteria and viruses. They carry vital signals to the cell's genetic machinery that can trigger it to grow or stop growing. Cytokines can also signal a cell to differentiate, that is, to acquire the features necessary for it to take on more specialized tasks. Specific cytokines play a key role in stimulating cells surrounding a wound to grow and divide and also in attracting migratory cells to the site. Some cytokines have a regulatory function, and other cytokines exert direct effects of their own.

Cytokines are extracted from natural sources, such as human and animal platelets, white blood cells and lymphatic cells, or are produced through genetic engineering, also known as recombinant DNA technology. Cytokines coordinate and orchestrate the proper functioning of the immune system. In addition to producing the human cytokines, we also produce the equivalent proteins from mice, rats, swine and monkeys. Many cytokines are being investigated for their ability to activate or suppress host immunity. Cytokines and other similar growth factors and adhesion molecules are instrumental in the body's defense against cancer, AIDS and other life-threatening disorders.

Chemokines. Chemokines are specific proteins that regulate the recruitment and activation of white blood cells and other sites of inflammation. Chemokines function by binding to receptors on the surface of affected cells. Tremendous interest in chemokines exists due to recent studies linking chemokines and their receptors to the development of HIV.

Other Proteins. To date we have focused on cytokines, chemokines and growth factors; however, with the progress of the human genome project, protein discoveries will expand beyond these proteins. Signal transduction proteins, of which it is hypothesized that only a fraction have been discovered, will be important in high throughput screens of drug candidates since the irregular functioning of these proteins is involved in substantially all diseases. Additionally, researchers will want reagents to the nuclear proteins, cytoskeletal proteins and others that will be discovered to study their role in various diseases. Reagents to these markers can be created using our core competencies.

We offer over 390 protein products. The following table shows examples of different cytokines, growth factors and kinases we produce and use:

Protein	Research Uses
IL-4	Interleukin 4 is a protein that has been observed to have direct growth-suppressive activity on a variety of malignancies. IL-4 is used in cancer research.
VEGF	Vascular Endothelial Growth Factor regulates angiogenesis, the process of new blood vessel growth. VEGF is used in drug development, cancer research and as a growth factor for endothelial cells.
TNF	Tumor Necrosis Factor is a protein that plays a vital role in the regulation of the immune system. TNF is used to study immunological processes, cancer, inflammation and septic shock.
c-Src	Rous Sarcoma Virus kinase is one of the most extensively studied kinase oncogenes in academia and industry for its role in human cancer and leukemia.

Peptides. Bioactive peptides are subsections of proteins or small proteins that are synthetically created. These peptides represent the active or inhibitory site of a particular protein, and are used to study the activity of various proteins. Some bioactive peptides, such as beta amyloid peptides, have been shown to play a major role in the development of Alzheimer's Disease.

Oligonucleotides

The production of oligonucleotides is a custom service we provide for researchers engaged in molecular biology. An oligonucleotide is a synthesized polymer made up of the same building blocks that form DNA. Synthetic oligonucleotides have been used in molecular biology for over twenty years, essentially as templates for nucleic acid and protein synthesis, and more recently, as the therapeutic agents for the inhibition of gene expression or as a diagnostic agent to identify disease. DNA is used by almost every discipline in biomedical research in both academic and commercial areas, including molecular biology and cell biology departments of major universities and biomedical companies developing gene therapy products. These researchers use synthetic oligonucleotides to determine the exact sequence of a gene, or to perform experiments leading to the potential development of pharmaceutical drugs. The primary use of the oligonucleotides we develop and sell is for DNA sequencing and polymerase chain reaction, or PCR, priming.

In DNA sequencing, we synthesize oligonucleotides pursuant to customer specifications, which they use to initiate a process of sequencing a DNA strand. DNA sequencing is used in a wide range of biomedical research applications to identify the makeup of particular strands of DNA.

In PCR priming, our synthesized oligonucleotides are used by our customers in combination with other reagents to amplify a specific genetic sequence isolated from a cell sample. After PCR amplification, gel electrophoresis is used to identify and even to quantitate a specific DNA or RNA sequence from that sample. PCR is an extremely powerful tool in molecular biology research because it can amplify genetic information from a single copy of DNA or RNA. Using PCR technology, the presence of the genetic message used to code for the production of protein can be identified, thereby offering numerous possibilities in the detection of genetic disorders, monitoring disease progression, and in understanding cellular functions.

Genomics research requires large quantities of oligonucleotides. DNA arrays for expression profiling and single nucleotide polymorphism, or SNP, analysis all require the use of synthetic DNA oligonucleotides. In addition, high throughput screening techniques, used in drug discovery are incorporating the use of fluorescent modified DNA oligonucleotide probes to detect and quantify target gene expression. We have developed technologies to rapidly produce and manufacture large number of high quality DNA oligonucleotides for DNA array construction and developed proprietary processes to produce fluorescent probes.

The following table illustrates some of the uses for the DNA oligonucleotide services we offer:

Uses	Applications
Primers	Oligonucleotides are used in the initiation of the PCR process.
Probes	DNA oligonucleotides are used in hybridization reactions for the Real Time PCR quantitation. Probes are duel labeled fluorescent probes used in real time PCR quantitation and molecular diagnostic analysis. We offer three different styles of FRET probes for our customers.
Arrays	Oligonucleotides are used on a solid matrix to profile gene expression or to identify single nucleotide polymorphisms, or SNP's.

Serum, Buffers and Media

Much of the disease research our customers pursue is performed in a laboratory on human or animal cells. These cells function as the disease model. Serum and media support the growth, maintenance and experimental manipulation of these cell-based disease models. The Company's broad serum and media product line of over 200 products is manufactured in Maryland under rigorous quality standards to provide the researcher with a highly consistent, viable and reproducible disease model. We manufacture and offer in our catalog over 245 serum, media and buffer products. We also offer custom formulation services for unique applications.

Customers

BioSource has over 6,000 customers worldwide. No single customer accounted for more than 10% of our total revenue during any of the last three years and our top 20 customers made up approximately 30% of our consolidated sales in 2003. Our customers include:

Pharmaceutical	Biotechnology	Universities	Government
Astra Zeneca	Amgen	Brigham and Women's Hospital	Centers for Disease Control
Aventis Pharmaceuticals	Biogen	Baylor College of Medicine	Food and Drug Administration
Bristol Myers Squibb	Exelixis	Columbia University	National Cancer Institute
Eli Lilly	Genentech	John Hopkins University	National Institutes of Health
Glaxo SmithKline	Human Genome Sciences	UCLA	VA Medical Centers
Merck & Company	Nuvelo	UC San Francisco	U.S. Army Research Institute
Pfizer	Millennium Pharmaceuticals	University of Pennsylvania	
Schering-Plough	Rigel Pharmaceuticals	University of Texas MD Anderson Cancer Research Center	
Wyeth-Ayerst	Tularik	University of Washington at St. Louis	
	Zymogenetics		

Research and Development

As a life sciences company with significant internal R&D and manufacturing capability, BioSource strives to produce uniquely capable test kits and related biologicals for cellular communication pathway research in the government, academic and bio/pharma communities. BioSource has been predominantly known for its products for extra cellular signaling research, in this respect, for its work in cytokines, chemokines and growth factors. These proteins act as chemical communicators especially in the immune system and are critical to the maturation and function of normal cells. These proteins continue to play an important role as indicators of the health of the immune system and are thus indicators of some critical disease processes. We will continue to leverage this immunological expertise to appropriately expand our product offerings in this area. We have also achieved success in extending our product lines into intracellular signaling, more commonly known as signal transduction. Signal transduction is a market that is growing in importance as researchers begin to understand its central role in disease and its significance as targets for drug therapy. In 2001, BioSource introduced the first in its line of phosphoELISA™ kits that has allowed the quantitative measurement of sequence specific phosphorylation events on proteins. We have expanded this line to now include over 50 kits and will continue to expand and dominate this field of study. To expand the application of this technology, we have invested in developing assays for use in high content instrument platforms that exploit the increasing demand for quantitatively profiling various proteins. These platforms, such as microarrays and Luminex bead assays enable pharmaceutical and biotechnology companies to fully realize the opportunities represented by the sequencing of the human genome.

Our current research and development activities are focused in the following areas:

- Selective addition of new cytokine, chemokine and growth factors to our existing product offerings.
- Development of new signal transduction reagents, assays and platforms for measuring signal transduction proteins.
- Development of reagents for new detection technologies and assay platforms for the growing high-content screening markets.

As of March 1, 2004, we employed 49 research scientists, 14 of whom hold Ph.D.'s. Among these professionals are experts in peptide chemistry, molecular biology, immunology and signal transduction. In particular, their knowledge is fundamental to the development of peptides, oligonucleotides, proteins, antibodies and assay kits. Our research laboratories are located in Camarillo, California; Hopkinton, Massachusetts; and Nivelles,

Belgium. In the year ended December 31, 2003, we introduced over 200 new products. In addition, as of February 4, 2004, we had approximately 150 products under development. We spent approximately $7,007,000 $6,187,000, and $3,986,000 on research and development in 2003, 2002, and 2001, respectively. Research and development spending represented approximately 16%, 15% and 11% of net sales in 2003, 2002, and 2001 respectively. In 2004, our research and development spending is projected to be similar dollar levels to those incurred in 2003, or approximately 14% of sales. The spending will be focused on programs that accentuate our investment in high value assays and supporting reagents.

Manufacturing

Our largest production facility is located in our corporate headquarters in Camarillo, California. Here we manufacture the majority of our assay kits. We manufacture our custom and catalog oligonucleotides at our facilities in Foster City, California. Our custom peptides and antibodies and other antibodies are manufactured at our facilities in Hopkinton, Massachusetts. Our serum and media are manufactured at our facilities in Rockville, Maryland. We also manufacture antibodies and assay kits at our European facility in Nivelles, Belgium. We currently manufacture products for inventory and ship products shortly after receipt of orders and anticipate that we will continue to do so in the future. Accordingly, we have not developed a significant backlog of products and do not anticipate we will develop a material backlog of products in the future.

Labeling, packaging, and shipping are carried out independently at each facility. We purchase our packaging components from outside suppliers who follow our own custom packaging designs. We have an internal graphic arts department located at our Camarillo, California facility that designs our packaging and marketing materials. We believe there are numerous available suppliers for our packaging components.

We believe that we have adequate supplies of raw materials on hand to continue to manufacture almost all of our products and meet customer demand, and that those materials that we do not produce internally are readily available from multiple sources.

Sales and Marketing

BioSource employs 65 sales and marketing professionals worldwide. The principal markets for our products are in the United States, Western Europe and Japan. We have a direct sales force strategically located in major metropolitan areas in the United States. We advertise in various scientific trade journals and distribute our own product catalog to all current and selected potential customers. We sell to our international markets directly through our European subsidiary that employs 19 of our 65 sales and marketing personnel. We also use international distributors that specifically target selected foreign life science markets.

Our sales people hold a minimum of a biological sciences undergraduate degree and undergo training in the nature and application of our products and proven selling techniques. We believe that by investing in the scientific training of our sales force we are better able to satisfy the needs of researchers and scientists in the biomedical community. Our sales force is also used to provide valuable feedback for product development. Each representative is responsible for the maintenance of existing accounts as well as the generation of new business. Representatives are paid a base salary and commissions. The commissions are based upon sales growth over previous years' sales levels.

In addition to the United States, we sell directly into Germany, Belgium, Holland, Denmark, Sweden, Norway, Finland and the United Kingdom. We also use a network of international distributors covering over 40 other countries. We utilize a network of both exclusive and non-exclusive international distributors, but we generally grant exclusive distribution rights only where the distributor maintains direct field representatives proportionate to the potential for sales of our products in a defined geographical area. In order to serve as our distributor, the distributor must agree to and meet acceptable annual sales goals. We offer all of our distributors' annual training to enhance their knowledge of our products. In 2003, 25% of the Company's revenues were through distributors.

Segment Information

The Company operates primarily in one industry segment, the licensing, development, manufacture, marketing and distribution of biological reagents and assays used in life sciences. For information regarding the revenues and assets associated with the Company's geographic segments, see Note 10 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this filing.

Competition

- We are engaged in a segment of the life sciences products industry that is highly competitive. Our primary competitors include companies such as Techne Corporation, BD BioSciences, Cell Signaling Technologies, BioRad Laboratories and Invitrogen. Many of our competitors have been involved in the life sciences industry significantly longer than we have and benefit from greater name recognition. In addition, many of our competitors have greater resources to devote to research and development, sales and marketing and occasionally engage in price cutting measures to achieve leadership in their field. However, we believe that by offering a focused cellular pathway assay menu complemented with associated key custom biologicals and serum & media, we gain a competitive advantage.

Patents and Trademarks

We are currently seeking and intend to seek patent protection on certain proprietary technologies. Although our intent is to protect our interests in select technologies, there is no guarantee that these patents will be granted, or if granted, be effective in fully protecting the use of these technologies. We also seek to protect our interests by treating certain technologies and know-how as trade secrets and by requiring all employees and contractors to execute invention and assignment agreements with us, which include confidentiality provisions.

"PhosphoELISA," "BGB," "Messagescreen," "TAGOImmunologicals," "Cytoscreen," "Primescreen," "Cytosets" and "Cartesian" are unregistered product trademarks used for some of our products, but are only of limited importance to our business. "Biofluids" is also a registered trademark we acquired as part of our acquisition of Biofluids in December 1998.

Government and Environmental Regulation

Except as we indicate in the following paragraph, approval by the Food and Drug Administration is not required for the sale of any of our products in the United States because our products are marketed and sold for research use only. Research products are not currently required to comply with the lengthy FDA approval process associated with diagnostic or therapeutic products. In the event we develop products directly for the diagnostic market in the United States, we will be required to obtain FDA approval prior to selling them. This approval, if required, could be time consuming and costly.

Some of our products, however, are used by our customers as raw materials or intermediates in the production of diagnostic products. As such, we received clearance by the State of California and the FDA to manufacture our TAGOImmunologics product line as Analyte Specific Reagents. These reagents are classified as Class I biologics that are manufactured in compliance with the FDA's Quality System Regulation, also known as cGMP. This registration allows us to market these products to clinical laboratories and manufacturers of in vitro diagnostic products.

We believe that we are materially in compliance with the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, and other similar laws of general application.

Our European subsidiary's clinical products are produced in facilities that have achieved ISO 9001 certification, and are eligible to be used in Europe for clinical diagnostics. In all of the markets in which we sell through distributors, our distributors are contractually responsible for compliance with the applicable governmental regulations.

Except as we indicated above, we are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemical and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for resulting damages. This liability could have a material adverse effect on us.

Employees

As of March 1, 2004, we employed 271 individuals, 267 of whom were full-time employees. Twenty-one of our employees at that date had doctoral degrees.

None of our employees in the United States are represented by a labor union. As of March 1, 2004, 61 of our 271 employees worked for our Europeon subsidiary in Belgium. As is customary under Belgian labor law, employees of our Belgian subsidiary, BioSource Europe S.A., are represented by two national unions who represent employee interests to the national chemistry industry employer organization. We believe we are in compliance with these Belgium legal restrictions. We consider our current Belgium subsidiary employee and labor relations to be good.

Pursuant to Belgian law, we have in the past been subject to heightened restrictions related to union representation for work and safety councils applicable to companies with more than 50 employees. Because we employed less than 50 employees at our Nivelles, Belgian facility in 2000, these heightened restrictions terminated in April 2000. Since we currently employ over 50 employees at our Belgian facility, and since the next election for work and safety councils is in 2004, the heightened restrictions for certain employees are again applicable to us.

ITEM 2. PROPERTIES

In March 2000, the Company entered into a lease for a new facility at 542 Flynn Road in Camarillo, California, and relocated its previous offices and laboratories to this new location in July 2000. The new building contains approximately 51,821 square feet and is situated in an industrial park approximately two blocks from the previous corporate headquarters. The lease commenced on May 1, 2000 and runs through June 30, 2005, with the option to continue the lease for two additional five-year terms. Monthly lease payments in 2004 are approximately $31,000. The new facility has several laboratory areas, including molecular biology facilities, a protein purification facility, an oligonucleotide facility, and an assay development and manufacturing facility, as well as ELISA development and manufacturing space and cold storage rooms sufficient to accommodate our current and anticipated future needs.

For our oligonucleotide laboratory, we lease a 6600 square feet facility in Foster City, California, approximately 20 miles south of San Francisco. This lease expires in May 2006. Monthly lease payments in 2004 are approximately $15,000.

We lease two facilities in Hopkinton, Massachusetts, approximately 25 miles west of Boston. Our first facility consists of 11,500 square feet, of which approximately 7,000 square feet is laboratory space. In February 2001, the Company amended its lease to this facility, extending the term of the lease for five additional years, through May 2006. Monthly lease payments in 2004 are approximately $11,000. In January 2002, the Company leased an additional facility in Hopkinton, Massachusetts, which consists of 10,500 square feet, of which approximately 7,000 is laboratory space, under a lease that expires in January, 2007. Monthly lease payments in 2004 are approximately $16,000.

We lease a facility in Rockville, Maryland, which consists of approximately 11,500 square feet of warehouse, manufacturing, and office space, under a lease that expires in May 2004. Monthly lease payments through May 2004 are approximately $14,000.

Our European subsidiary leases facilities in Nivelles, Belgium, which consist of approximately 45,500 square feet of manufacturing, laboratory and office space, under a lease that expires in March 2007. Monthly lease payments in 2004 are approximately $22,000.

Additional satellite sales offices are located in Germany and Holland.

We believe that all of our facilities are in good condition, are adequately covered by insurance and will be adequate for our occupancy needs for the foreseeable future.

The Company's lease commitments for the above referenced properties make up substantially all of the Company's total lease commitments. At December 31, 2003, total future minimum payments under all of the Company's leases are as follows (in thousands):

2004	$1,474
2005	1,192
2006	644
2007	593
Thereafter	--
	$ 3,369

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not materially affect the financial position, results of operations or liquidity of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our security holders during the fourth quarter of our last fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "BIOI." The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock as reported on the Nasdaq National Market.

	High	Low
2002 Fiscal Year		
First Quarter	$8.20	$ 5.19
Second Quarter	6.16	5.86
Third Quarter	6.08	4.89
Fourth Quarter	6.31	5.50
2003 Fiscal Year		
First Quarter	$6.95	$ 5.83
Second Quarter	6.92	5.00
Third Quarter	7.97	6.15
Fourth Quarter	7.87	6.33
2004 Fiscal Year		
First Quarter, through March 15, 2004	$ 6.84	$ 8.09

On March 15, 2004, the closing sale price of our common stock on the Nasdaq National Market was $7.83. As of March 15, 2004, there were 9,402,618 shares of our common stock outstanding held by approximately 323 holders of record.

Equity Compensation Plan Information - The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2003.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available or future issuance under equity compensation plans
Equity compensation plans approved by security holders	495,496	$4.95	0
Equity compensation plans not approved by security holders	2,988,852 (1)	$7.81	562,979
Total	3,484,348	$7.40	562,979

(1) Includes 1,287,000 warrants pursuant to a securities purchase agreement dated January 10, 2000 with Genstar Capital Partners II L.P. and Stargen II LLC. These warrants have a five year life and expire in January 2005.

In January 2000, the compensation committee of the Company's Board of Directors approved the 2000 BioSource International, Inc. Non-Qualified Stock Option Plan (the "2000 Plan"). The 2000 Plan was not approved by shareholders of the Company. Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant. Stock options outstanding under the 2000 Plan as of December 31, 2003 were 1,421,852. See note 6 of the accompanying audited consolidated financial statements.

In 1993, the compensation committee of the Company's Board of Directors approved the 1993 BioSource International, Inc. Stock Incentive Plan (the "1993 Stock Option Plan"). On December 31, 2003, the 1993 Stock Option Plan expired. Therefore, the Company will no longer grant stock options under that plan.

The Company also has stock option agreements that are outside the 2000 Plan. Those agreements are only for the purchase of non-qualified stock options.

The Compensation Committee of our Board of Directors currently administers our stock option plans.

DIVIDEND POLICY

BioSource has never paid cash dividends on its common stock and does not currently anticipate that it will do so in the foreseeable future. The Company plans to retain earnings to finance our operations.

ITEM 6. SELECTED FINANCIAL DATA

The selected data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of each of the years in the five-year period ended December 31, 2003, are derived from the audited consolidated financial statements of the Company. The following selected data should be read in conjunction with the Company's consolidated financial statements and notes thereto, as well as the section included herein entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 44,094	$ 40,055	$ 35,175	$ 32,210	$ 29,257
Cost of sales	21,900	17,689	15,540	13,600	11,071
Gross profit	22,194	22,366	19,635	18,610	18,186
Operating expenses:					
Research and development	7,007	6,187	3,986	3,575	3,315
Sales and marketing	9,298	8,339	7,395	5,682	4,737
General and administrative	6,851	5,916	6,945	9,071	4,460
Long-lived asset impairment	341	--	--	--	--
Amortization of intangibles	575	641	1,098	1,093	1,061
Operating income (loss)	(1,878)	1,283	211	(811)	4,613
Interest and other income (expense), net	(76)	123	460	72	(1,106)
Income (loss) before income tax expense (benefit)	(1,954)	1,406	671	(739)	3,597
Income tax expense (benefit)	(884)	11	(70)	(573)	20
Income (loss) before redeemable preferred stock dividend and beneficial conversion	(1,070)	1,395	741	(166)	3,577
Redeemable preferred stock dividend and accretion of beneficial conversion feature	--	--	--	(3,853)	--
Income (loss) before cumulative effect of accounting change	(1,070)	1,395	741	(4,019)	3,577
Cumulative effect of accounting change (net of applicable income taxes of $1,500)	--	(2,447)	--	--	--
Net income (loss) available to common shareholders	$ (1,070)	$ (1,052)	$ 741	$ (4,019)	$ 3,577
Net income (loss) per share before accounting change:					
Basic	$ (0.11)	$ 0.14	$ 0.07	$ (0.47)	$ 0.49
Diluted	$ (0.11)	$ 0.14	$ 0.07	$ (0.47)	$ 0.46
Net income (loss) per share:					
Basic	$ (0.11)	$ (0.11)	$ 0.07	$ (0.47)	$ 0.49
Diluted	$ (0.11)	$ (0.11)	$ 0.07	$ (0.47)	$ 0.46
Shares used to compute per share amounts:					
Basic	9,403	9,787	10,398	8,584	7,235
Diluted	9,403	10,189	10,965	8,584	7,833

	As of December 31,				
	2003	2002	2001	2000	1999
	(in thousands)				
Consolidated Balance Sheet Data:					
Current assets	$21,694	$23,389	$24,963	$26,420	$18,325
Total assets	44,333	46,506	49,841	50,364	40,222
Current liabilities	6,031	6,793	5,963	6,318	7,340
Long-term debt, less current portion	--	--	--	--	11,459
Total stockholders' equity	38,302	39,713	43,878	44,046	21,422

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW –

BioSource develops, manufactures, markets and distributes products and services that are widely used in biomedical research. Its products and services enable scientists to better understand the biochemistry, immunology and cell biology of the human body, aging and certain diseases such as cancer, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases. The Company has a wide variety of products, including immunoassay and ELISA test kits, immunological reagents, including bioactive proteins (cytokines, growth factors and adhesion molecules), oligonucleotides, and monoclonal and polyclonal antibodies. The Company also manufactures and markets custom oligonucleotides, peptides and antibodies to the specifications of its customers. It uses recombinant DNA technology to produce cytokines and other proteins and has registered its analyte specific reagents with the FDA for which it has received a license to sell such products as Class I Medical Devices. The Company markets these products to in vitro diagnostic manufacturers and clinical reference laboratories as "active ingredients" in the tests those parties produce to identify specific diseases or conditions. In order to market these products as medical devices, BioSource is required to be in compliance with the FDA's Current Good Manufacturing Practices and Regulations. The Company believes it offers a unique combination of technological, production, and research and development skills resulting in a spectrum of products and services for the worldwide pharmaceutical and biotechnology industries.

The Company manufactures products for inventory and typically ships products shortly after receipt of orders and anticipates that it will continue to do so in the future. Accordingly, the Company has not developed a significant backlog of products and does not anticipate it will develop a material backlog of products in the future.

During 2003, to better drive sales and profitability growth, and to focus on key market opportunities, the Company began analyzing its business as three separate product categories, or Strategic Business Units, "SBUs." These SBUs consist of Signal Transduction Products, Cytokine Products, and Custom Products. Signal Transduction Products consist of the proteins, antibodies, assays and other reagents used to study internal cellular processes. Our phosphospecific antibodies and phosphoELISA™s are included in this SBU. Cytokine Products include the proteins, antibodies, assays and other reagents that are used to study the processes by which cells communicate. Interleukin, growth factor and other biological response modifier products are included in this group. Custom Products includes oligonucleotides, custom peptides and antibodies, cell culture and diagnostics and other reagents not specifically categorized.

In November 2003, the Company hired Terrance J. Bieker as its new President and Chief Executive Officer. With Mr. Bieker's leadership, during the fourth quarter of 2003, the Company developed and implemented a business plan that clarifies the Company's strategic focus for the future. This fundamental shift in strategy is to focus the Company's time, effort and financial resources on its core strengths as an assay company. These assay products are higher margin products and generally fall into two categories; Cytokine and Signal Processing Assays. The Company will be placing a more direct focus in the sales of cytokine assays and their directly related products and the sales of signal transduction assays and their directly related products. This strategic plan is designed to allow BioSource to penetrate and increase its market share in the cytokine assay market and continue to maintain a strong leadership position in the signaling market, which includes the trademarked Phospho ELISA assays. This strategy will focus the Company's direction on these high margin products and allow it to more effectively market their complimentary product lines, including our Phospho Site Specific Antibodies, or PSSA's, including its sera and media and its custom products: peptides, antibodies and oligonucleotides.

As a result of this new strategic direction, certain assumptions related to fixed, working and human assets were evaluated and revised. With a more focused approach on assay kits and the directly related product lines, other non-strategic products were discontinued. These non-strategic products included outsourced cell surface marker and secondary antibodies and certain peptides, and were analyzed for profitability and overall marketability. After its review, the Company realized these products did not possess the characteristics for significant growth or adequate profit margins in order for the Company to continue to provide such products. This strategic shift has caused the Company to review its existing product line and certain inventory levels and values. In the fourth quarter of 2003, $1.3 million of the Company's currently inventoried products were discontinued, scrapped or fully reserved. For a detailed discussion, see the discussion on the consolidated results of operations below.

The implementation of the new strategy is intended to bring continued positive organic growth to the Company's sales for 2004 and beyond. The increased investment in sales and marketing, in conjunction with our new strategy is designed to bring a more focused approach to promoting and selling assays and their directly related products. In addition, we have incorporated a corporate account strategy into our selling approach which we believe will help support our organic sales growth. As a result of its new strategy, the Company believes overall gross profit and gross product margins should improve in 2004, when compared to 2003 due to its more focused approach on selling assays, a higher margin product than many of its other products. As a result, the Company believes operating results should also improve in 2004 compared to 2003. Management's longer term financial objective is to generate increasing annual operating profits to the Company.

The following discussion should be read in conjunction with our consolidated financial statements provided under Part II, Item 8 of this annual report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this annual report on Form 10-K is as of March 15, 2004, and the Company undertakes no duty to update this information. Should events occur subsequent to March 15, 2004 that make it necessary to update the forward-looking information contained in this Form 10-K, the updated forward-looking information will be filed with the Securities and Exchange Commission in a quarterly report on Form 10-Q or as an earnings release included as an exhibit to a Form 8-K, each of which will be available at the Securities and Exchange Commission's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 26 of this Form 10-K.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Specifically, management must make estimates in the following areas:

Allowance for doubtful accounts. The Company has $6,566,000 in gross trade accounts receivable and $258,000 in allowance for doubtful accounts on the consolidated balance sheet at December 31, 2003. The Company has procedures in place to adequately review the credit worthiness of new customers and also to properly review orders from existing customers to determine if a change in credit terms is warranted. A review of our allowance for doubtful accounts is done timely and consistently throughout the year. The Company does have accounts receivable amounts from certain customers as of December 31, 2003 such that if their financial condition deteriorated and a significant allowance was needed, the amount of allowance could have a material adverse effect on the Company's financial results for 2004.

Inventory adjustments. The Company reviews the components of its inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. In conjunction with the new strategic direction the Company has taken, it may see material write downs of inventory due to obsolescence or discontinuation of certain product lines in the future. The Company will be evaluating product lines on an ongoing basis.

The manufacturing process for antibodies has and may continue to produce quantities substantially in excess of forecasted usage, if any, and anticipated antibody sales volumes are highly uncertain and realization of individual product cost may not occur. As a result, the Company reserves its entire manufactured antibody inventory at 100% of its value. As of December 31, 2003, the Company had $5,347,000 of manufactured antibodies in its inventory and a reserve for these antibodies totaling $5,347,000. The Company will continue to monitor its antibody inventory and the continued need for a 100% reserve. Additionally, material inventory write-downs in our inventory can occur if competitive conditions or new product introductions by our customers or us vary from our current expectations.

Deferred tax assets and deferred income taxes. The Company has $12,441,000 in deferred income tax assets on its consolidated balance sheet as of December 31, 2003. See note 8 to the consolidated financial statements included in this Form 10-K for a listing of the specific components. A large component of the Company's deferred tax assets is its net operating losses. As of December 31, 2003, the Company has a net operating loss (NOL) carryforward of approximately $11,540,000, $14,152,000 and $1,443,000 for Federal, State and foreign income tax purposes, respectively. The federal NOL's are available to offset future taxable income, if any, through 2020 to 2023. The state NOL's are available to offset future taxable income, if any, through 2006 to 2023.

As of December 31, 2003, the Company determined it is necessary to set up a valuation allowance of $393,000 for deferred tax assets related to net operating losses it has accumulated for the State of Massachusetts. This allowance is included in the net deferred tax assets on its balance sheet as of December 31, 2003. The ability to realize these net deferred tax assets depends entirely on the Company generating taxable income in the future. The Company has used historical information as well as a projected financial outlook to project taxable income amounts. The Company believes, except for the valuation allowance previously discussed, it is more likely than not that they will be able to realize the current value of net benefits in the future. A material change in our expected realization of these assets would occur if the ability to deduct tax loss carryforwards against future taxable income is altered. If our projections involving tax planning and operating strategies do not materialize or if significant changes in tax laws occur within the various tax jurisdictions in which we operate, we would have to set up a valuation allowance against our deferred tax assets that could materially affect our tax expense and our financial results.

Advertising Costs. For the year ended December 31, 2003, the Company capitalized its annual catalog production costs and expensed them evenly throughout the year. In the past, the Company has expensed catalog production costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, and after production of the 2002 catalog, the Company put substantial effort into increasing the number of customers in its customer database and in conjunction with that increased its dependence on its catalog to attract more customers. As a result, the Company believes that its 2003 catalog is a direct response advertisement whose primary purpose is to elicit sales to customers who respond specifically to the catalog resulting in probable future economic benefit. Accordingly, beginning in 2003, the Company is capitalizing its catalog production costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-07. For the year ended December 31, 2003, the Company expensed approximately $560,000 of catalog costs compared to $529,000 and $419,000 for the years ended December 31, 2002 and 2001 respectively.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition. The Company's revenue is generated from the sale of products primarily manufactured internally. The Company does have a small amount of products that are sold on an outside equipment ("OEM") basis. The Company sells standard and custom products directly to end users and distributors and recognizes revenue upon transfer of title to the customer, which occurs upon shipment. General sales and payment terms to distributors are similar to those granted to end user customers. Certain end user customers prepay for product and request shipment of the product at future dates, primarily sera or media products. The Company records deferred revenue until such time as a product is shipped to a customer. Approximately 25% of the Company's 2003 net sales were to distributors. The Company's distribution agreements do not provide a general right of return. The amount of the Company's inventory held by distributors is not believed to be substantial.

Long-Lived Assets. In October, 2001 the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001. It is our policy, and in accordance with SFAS No. 144, to account for long-lived assets, including intangibles, at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets would be reduced to its estimated fair value based on discounted cash flows. In the quarter ended December 31, 2003, the Company incurred a long-lived asset impairment charge of $341,000 related to the sale or disposition of certain fixed assets primarily related to the Company's oligonucleotide division. The Company has determined that all its remaining long-lived assets are not impaired as of December 31, 2003. The Company's long-lived assets were not impaired as of December 31, 2002.

Consolidated Results of Operations

The selected data presented below under the caption "Consolidated Statement of Operations Data Presented as a Percentage of Sales" for each of the years ended December 31, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of the Company. The following selected data should be read in conjunction with the Company's consolidated financial statements and notes thereto, as well as the data and information included herein entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consolidated Statement of Operations Data Presented as a Percentage of Sales	**Years Ended December 31, 2003**	**2002**	**2001**
Net sales	100%	100%	100%
Cost of sales	50%	44%	44%
Gross profit	50%	56%	56%
Operating expenses:			
Research and development	16%	15%	11%
Sales and marketing	21%	21%	21%
General and administrative	16%	15%	20%
Long-lived asset impairment	1%	0%	0%
Amortization of intangibles	1%	2%	3%
Total operating expenses	54%	53%	55%
Operating income (loss)	-4%	3%	1%
Interest income	0%	0%	1%
Interest expense	0%	0%	0%
Other income, net	0%	0%	0%
Income (loss) before income tax (benefit)	-4%	3%	2%
Income tax expense (benefit)	2%	0%	0%
Income (loss) before cumulative effect of accounting change	-2%	3%	2%
Cumulative effect of accounting change	0%	-6%	0%
Net income (loss) available to common stockholders	-2%	-3%	2%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. Net sales for the year ended December 31, 2003 were a record $44.1 million, an increase of $4 million or 10% compared to net sales for the year ended December 31, 2002. In 2003, the Company's revenues benefited by a $2,082,000 positive impact of foreign exchange when compared to 2002.

For the year ended December 31, 2003, sales of the Company's signaling product lines grew 31% compared to the comparable prior year period, from $6,900,000 to $9,100,000. The Company believes its volume of transactions in the signal transduction market is growing and has opportunities for continued significant growth in this market. The Company's sales growth in its cytokine product lines for the year ending December 31, 2003 was 10%, growing from $18,200,000 to $20,100,000. The cytokine market is a mature market which the Company believes continues to have opportunities for sales growth through focused sales and marketing efforts and through targeted research and development activities. The Company's sales in its custom product lines remained flat compared to the comparable prior year period at $14,900,000.

North American sales represented 56% of consolidated net sales in 2003 and grew 2% as compared to the twelve months ended December 31, 2002. North American sales grew primarily due to increases in cytokine and signaling products offset by lower sales in our custom products, particularly our oligonucleotide product line. European sales represented 31% of consolidated net sales in 2003 and grew 23% (9% in local currency), as compared to the comparable prior year period. European sales growth was primarily due to our signaling products, including our Phospho ELISA's and our diagnostic product line. Sales in Japan and the rest of the world, representing 13% of consolidated net sales, increased 18% compared to 2002. Sales growth in Japan and the rest of the world was primarily due to increases in our signaling product lines and continued penetration of products into countries outside of Europe and North America. When compared to 2002, our 2003 sales in Europe and Japan have increased as a percentage of total consolidated sales while North American sales have decreased as a percentage of total consolidated sales. The Company does not believe this is indicative of a long term trend and that it will see fluctuations of its sales in various geographical regions in the future.

The Company experienced a slowdown in sales in the third and fourth quarters of 2003 when compared to its internal operating expectations. The Company believes this was attributable in part to a slowdown in spending by the major US pharmaceutical and biotech companies during this time and to a delay in funding to the National Institutes of Health, which funds many academic life science research projects throughout the United States.

Gross Profit. Gross profit margin was 50% for the year ended December 31, 2003 and 56% for the year ended December 31, 2002. The Company's margin decreased 6% due in part to the change in strategic direction discussed above. With this change in strategic direction, various assumptions related to specific inventoried items were evaluated and revised. With a more focused approach on assay kits and the directly related product lines, other non-strategic products were discontinued. The Company reviewed its catalog of products and eliminated over 400 non-strategic products. Accordingly, in the fourth quarter of 2003, approximately $250,000 of catalog products were discontinued and $1 million of inventoried products were evaluated and scrapped or fully reserved. The Company continues to evaluate catalog products on an ongoing basis. While the impact to our financial results from our continuing evaluation of catalog products is unknown at this time, any such evaluation could be material to the operating results of the Company.

General increases in the Company's scrap and obsolescence contributed to this margin decrease. Also contributing to this full year margin decrease were lower margins in the Company's custom product lines, specifically our oligonucleotide and custom peptide product lines. Steps have been taken to reduce our cost of manufacturing in the custom product lines and we are projecting to see an improvement in consolidated gross profit margin in 2004.

Research and Development. Research and development expense for the year ended December 31, 2003 and 2002 was $7.0 million and $6.2 million and represented 16% and 15% of sales, respectively. The increase in research and development expenses for the year ended December 31, 2003 when compared to the prior year period reflects the Company's increased expenses for additional personnel and materials in the cytokine and signal transduction research areas. For the year, the Company increased R & D spending by 13% and expects, with the focus on cellular pathway assays and related biologicals, to keep 2004 spending in line with 2003 spending levels. This total investment in the Company's research capabilities has resulted in the commercialization of high quality, novel products which have produced increased sales in both the Cytokine and Signaling product lines.

Sales and Marketing. Sales and marketing expenses were $9,298,000 for the year ended December 31, 2003 and $8,339,000 for the year ended December 31, 2002, representing 21% of sales for each of the years 2003 and 2002. In the twelve months ended December 31, 2003, the Company's sales and marketing payroll and related expenses increased $900,000 from 2002 due to increased commissions and the hiring of certain sales and marketing positions in late 2002 and a new Vice President of Sales in December 2002. Marketing expenses including catalogs, advertising, and trade shows decreased $95,000 in 2003 compared to 2002. Travel expenses increased $170,000 due to increased costs related primarily to selling activities. The Company anticipates a continued increased investment in its sales and marketing, but will manage this investment in line with anticipated 2004 revenue growth.

For the year ended December 31, 2003, the Company expensed approximately $560,000 of catalog costs compared to $529,000 for the year ended December 31, 2002.

General and Administrative. General and administrative expenses were $6,851,000 and $5,916,000 for the years ended December 31, 2003 and 2002, representing 16% and 15% of sales for each of the years 2003 and 2002, respectively. This represents an increase of G & A expenses in 2003 of $935,000 compared to 2002. Included in the 2003 G & A number is $560,000 of severance and sign on expenses related to the resignation of our previous CEO in September 2003 and the hiring of our new CEO in November 2003. Additional severance costs related to other employee terminations in 2003 totaled $130,000. Excluding this $690,000 of costs, 2003 general and administrative expenses increased by $375,000 compared to 2002 and represented 14% of sales. This increase was due primarily to increases in our reserve for doubtful accounts, travel expenses, consulting and accounting fees. These increases in expenses were offset by a decrease in certain benefit and incentive costs due to the lower than planned operating performance in 2003, and thus lower incentives being accrued for the Company in 2003 compared to 2002.

Amortization of Intangibles. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142, "Accounting For Goodwill and Other Intangible Assets." The amortization of goodwill and intangible assets was approximately $575,000 and $641,000 for the years ended December 31, 2003 and 2002, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 142 "Goodwill and Other Intangible Assets." See discussion in the cumulative effect of accounting change section below.

Net Interest Income. Interest income was $31,000 in 2003 compared to $113,000 in 2002. This interest income was derived from the interest income on cash invested in short-term securities. Interest income in 2003 was offset by $4,000 of interest expense related to miscellaneous interest charges and fees. The decrease in interest income was the result of lower cash amounts invested in short-term interest bearing accounts in 2003 compared to 2002.

Other Income (expense), Net. Other expense, net was $103,000 in 2003 compared to net other income $10,000 in 2002. These net amounts consisted primarily from net gains and losses realized on foreign currency transactions.

Income Tax Expense (Benefit). The Company is recognizing an income tax benefit of $884,000 for the year ended December 31, 2003. The Company's income taxes have and may continue to fluctuate in the future depending on a number of factors, including the ability to use its net deferred tax assets as of December 31, 2003. The Company believes it is more likely than not that it will be able to use those assets. In addition, the Company continues to benefit from R & D and other tax credits which, when applied to income levels for the periods presented, is resulting in effective tax rates lower than the current applicable federal and state statutory rates.

Cumulative Effect of Accounting Change. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $575,000, $641,000, and $1,098,000, for fiscal years ended December 31, 2003, 2002, and 2001, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." In 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,447,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. This amount is shown in the accompanying condensed consolidated statement of operations as a cumulative effect of an accounting change.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. Net sales for the twelve months ended December 31, 2002 were $40,055,000, an increase of $4,880,000, or 14%, (13% after eliminating the $476,000 positive impact of foreign exchange) compared to net sales for the twelve months ended December 31, 2001. North America sales, which represented 61% of consolidated net sales in 2002, grew $2,243,000 or 10% as compared to the twelve months ended December 31, 2001. European sales, which represent 27% of consolidated net sales in 2002, grew $2,090,000 or 24% (18% in local currency), as compared to the comparable prior year period. Sales in Japan and the rest of the world, representing 12% of consolidated net sales, increased 13% compared to 2001. North American sales grew 10% primarily due to an increase in sales of assays, proteins, serum and media and signal transduction antibodies. European sales grew 18% in local currency primarily due to assays, proteins, antibodies and diagnostic products. Sales in Japan and the rest of the world grew 13% primarily due to a full year distributor agreement in place with our Japanese distributor and continued penetration of products into countries outside of Europe and North America.

Gross Profit. Gross profit for the year ended December 31, 2002 was $22,366,000, resulting in a gross margin of 56%, compared to a gross profit of $19,635,000, and a gross margin of 56% for the year ended December 31, 2001. The Company's margins remained constant in part due to the continued investment in production and planning related areas within the Company. The Company's 2002 consolidated margin of 56% was impacted by lower oligonucleotides sales in 2002 compared to 2001. These lower sales resulted in excess fixed costs being charged directly to cost of sales.

Research and Development. Research and development expense for the twelve months ended December 31, 2002 and 2001 was $6,187,000 and $3,986,000 and represented 15% and 11% of sales respectively. The increase in research and development expenses for the twelve months ended December 31, 2002 when compared to the comparable prior year period reflected the Company's investment in additional personnel and materials in the cytokine and signal transduction research areas with the goal of producing additional novel and proprietary products. The Company incrementally hired 18 additional research and development personnel during 2002 and more than doubled its core product introduction rate from 2001 to 2002.

Sales and Marketing. Sales and marketing expenses were $8,339,000 for the twelve months ended December 31, 2002 and $7,395,000 for the twelve months ended December 31, 2001, representing 21% of sales for each of the years 2002 and 2001. In the twelve months ended December 31, 2002, the Company's sales and marketing expenses in personnel and marketing programs increased $806,000 from the comparable prior year period. During 2002, the Company incrementally hired 8 additional employees in sales and marketing, including people in our technical service and sales departments.

General and Administrative. General and administrative expenses were $5,916,000 and $6,945,000 for the years ended December 31, 2002 and 2001, representing 15% and 20% of sales for each of the years 2002 and 2001, respectively. This represented a decrease of $1,029,000, or 15% in 2002 compared to 2001. Excluding $1,406,000 of net general and administrative charges in 2001 that were related to non-recurring employee and legal matters, the Company decreased its general and administrative expenses, as a percentage of sales, from 16% for the year ended December 31, 2001 to 15% for the year ended December 31, 2002.

Amortization of Intangibles. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142, "Accounting For Goodwill and Other Intangible Assets." The amortization of goodwill and intangible assets was approximately $641,000 and $1,098,000 for the years ended December 31, 2002 and 2001, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 142 "Goodwill and Other Intangible Assets." See discussion in the cumulative effect of accounting change section below.

Interest Income. Interest income was $113,000 in 2002 compared to $376,000 in 2001. This interest income was derived from the interest income on cash invested in short-term securities. The decrease in interest income was the result of lower cash amounts invested in short-term interest bearing accounts in 2002 compared to 2001 and lower average short-term interest rates in 2002 compared to 2001.

Other Income, Net. Other income, net was $10,000 in 2002 compared to $86,000 in 2001. The net other income in 2002 and 2001 consisted primarily from gains realized on foreign currency transactions.

Income Tax Expense (Benefit). The effective tax rate for the twelve months ending December 31, 2002 and 2001 was 1% and (10%) respectively. The Company benefited from R & D and other tax credits which when applied to income levels for the periods presented resulted in effective tax rates lower than the current applicable federal and state statutory rates. In the fourth quarter of 2002, the Company elected to utilize the Extraterritorial Income Exclusion ("EIE") federal tax credit, which, along with other tax credits, reduced its effective tax rate for 2002 to 1%.

Cumulative Effect of Accounting Change. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $641,000, $1,098,000, and $1,093,000, for fiscal years ended December 31, 2002, 2001, and 2000, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets have been accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets."

Quarterly Results

The following table sets forth various unaudited statement of operations data for the last eight quarters, which has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments necessary to present fairly the information for each of the quarters below.

	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002
				(in thousands)				
Net sales	$ 10,717	$ 10,744	$ 11,734	$ 10,899	$ 9,881	$ 10,101	$ 10,292	$ 9,781
Cost of goods sold	6,740	5,079	5,391	4,690	4,580	4,365	4,548	4,196
Gross profit	3,977	5,665	6,343	6,209	5,301	5,736	5,744	5,585
Research and development	1,478	1,687	1,863	1,979	1,825	1,557	1,512	1,293
Sales and marketing	2,234	2,188	2,488	2,388	2,100	1,961	2,013	2,266
General and administrative	2,187	1,729	1,359	1,576	1,590	1,394	1,471	1,460
Impairment of long-lived assets	341	--	--	--	--	--	--	--
Amortization of intangibles	140	145	145	145	160	160	160	160
Income (loss) from operations	(2,403)	(84)	488	121	(374)	664	588	406
Interest income, net	2	(2)	16	11	31	21	20	40
Other income (expense), net	(3)	(19)	(63)	(18)	19	(8)	(31)	30
Income (loss) before income taxes (benefit)	(2,404)	(105)	441	114	(324)	677	577	476
Income tax expense (benefit)	(987)	(24)	116	11	(370)	149	127	105
Income (loss) before cumulative effect of accounting change	(1,417)	(81)	325	103	46	528	450	371
Cumulative effect of change in accounting change	--	--	--	--	--	423	--	(2,870)
Net income (loss)	$ (1,417)	$ (81)	$ 325	$ 103	$ 46	$ 951	$ 450	$ (2,499)
Net income (loss) per diluted share	$ (0.15)	$ (0.01)	$ 0.03	$ .01	$ (0.00)	$ 0.09	$ 0.04	$ (0.23)
Diluted shares used to compute per share amounts	9,359	9,181	9,885	10,026	10,052	10,029	10,101	10,727

Liquidity and Capital Resources

Cash and cash equivalents as of December 31, 2003 of $3,297,000 decreased by $2,644,000, or 45%, from $5,941,000 at December 31, 2002. In 2003, $875,000 of cash was provided by operating activities, $1,068,000 and $2,403,000 were used in investing and financing activities, respectively.

The $583,000 of cash provided from operations was derived primarily from the 2003 net loss of $1,070,000 offset by $2,620,000 of depreciation and amortization, a $341,000 long-lived asset impairment charge, which was offset by the decrease in cash due to the net increase in other working capital components of 1,846,000.

Net cash used in investing activities in 2003 was $1,068,000 and was related to the cash outlay for capital expenditures, which were primarily for the purchase of laboratory and manufacturing equipment, offset by the proceeds from the sales of certain equipment. The Company anticipates capital spending in 2004 to be at higher levels than incurred in 2003.

Net cash used in financing activities in 2003 was $2,403,000 of which $1,075,000 was provided from the exercise of employee stock options and $3,478,000 was used in the repurchase of the Company's common stock pursuant to a stock repurchase program effective October 30, 2001. The repurchase program allows for spending up to $15,000,000 on the repurchase of the Company's common stock. The stock repurchase program expires on June 30, 2004. Through March 15, 2004, the Company had spent a total $8,734,000 and may continue to repurchase its common stock until the $15,000,000 limit is used; however no repurchases were conducted by the Company in the fourth quarter of 2003.

The Company has never paid dividends on common stock and has no plans to do so in fiscal 2004. Our earnings will be retained for reinvestment in the business.

The Company has entered into various leases involving facility properties, copiers and automobiles. Lease expense for 2004 will be approximately $1,474,000.

At December 31, 2003, we had the following cash commitments:

	Payment Due By Period				
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-Term Debt Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Lease Obligations	3,369	1,474	1,836	59	0
Purchase obligations	2,621	2,621	0	0	0
Total	$ 5,990	$ 4,095	$ 1,836	$ 59	$ 0

In June 2003, the Company established a one-year revolving loan with a commercial bank that allows the Company to withdraw from time to time amounts that in the aggregate are not to exceed $2,500,000. The loan was established for working capital and stock repurchase needs, when and as necessary. The principal terms of the revolving loan include an interest rate of 2.75% on borrowed funds and a quarterly unused balance fee of .375%. The principal covenants include maintaining quarterly profitability, a maximum liability to tangible net worth ratio of 1.0 to 1.0, and a minimum cash balance of $750,000 as of the end of each fiscal quarter. The Company received a waiver from its commercial bank for the three months ended September 30, 2003 and December 31, 2003 with respect to the profitability covenant it maintains on this one-year revolving loan. As of December 31, 2003 and from January 1, 2004 through March 15, 2004, the Company had no borrowings under the revolving loan. The Company currently anticipates maintaining the revolving loan until such time that management or the Board believes that working capital and stock repurchase needs no longer require its availability.

Notwithstanding its new strategic objectives, the Company expects to be able to meet its future cash and working capital requirements for operations and capital additions through currently available funds and cash generated from operations.

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This new pronouncement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for obligations of lessees. The standard was effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted this standard effective January 1, 2003.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses the accounting for contractual arrangements in which revenue-generating activities are performed. In some situations, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence for fair values to account separately for the different deliverables (that is, there are separate units of accounting). In other situations, some or all of the different deliverables are closely interrelated or there is not sufficient evidence of fair value to account separately for the different deliverables. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 is effective for interim periods beginning after June 30, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123, which provides guidance for transition to the fair value based method of accounting for stock-based employee compensation and the required financial statement disclosure. The adoption of SFAS No. 148 expanded the disclosure in our interim financial statements, and does not significantly impact our annual disclosures of stock-based compensation in our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken to issue a guarantee. This liability would be recorded at the inception of the guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 does not have a material impact on the financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (ARB 51), and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. The adoption of this interpretation did not have any impact on our financial position or results of operations. In December 2003, the FASB revised FIN 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN 4. The adoption of this revised interpretation in the first quarter of 2004 is not expected to have any impact on our consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this standard effective July 1, 2003, and it did not have a material effect on our consolidated financial statements.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this report before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following events or outcomes actually occurs, our business, operating results and financial condition would likely suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of the money you paid to purchase our common stock.

Risks Related to Our Business

Failure to execute on our newly adopted long-term strategic plan could impair our business.

The Company historically has sought to increase its sales and profitability primarily through the acquisition or internal development of new product lines, additional customers and new businesses. Our historical revenue growth is primarily attributable to our acquisitions and new product development and, to a lesser extent, to increased revenues from our existing products. In the quarter ended December 31, 2003, we adopted a fundamental shift in strategy to focus our time, effort and financial resources on our core strengths as an assay company. We have built a strategic plan to continue to penetrate and increase our market share in the cytokine assay market and continue to maintain a strong leadership position in the Phospho ELISA assay market. This strategy will focus our energies on these high margin products and allow us to pull through our complimentary product lines, including our Phospho Site Specific Antibodies, or PSSA's, sera and media and our custom products, peptides, antibodies and oligonucleotides.

Our ability to achieve our new strategic objectives depends upon a variety of factors, including:

- the market's continuing acceptance of our assay products;
- our ability to internally develop new products;
- our ability to acquire products or licenses to necessary technologies;
- our ability to facilitate transactions with strategic partners;
- establishment of new relationships or expansion of existing relationships with customers and suppliers; and
- availability of capital.

Additionally, our shift in strategy has caused us to evaluate other non-strategic products, such as outsourced cell surface marker antibodies and discontinue them. The Company reviewed its catalog of products and eliminated over 400 non-strategic products. Accordingly, in the fourth quarter of 2003, approximately $250,000 of catalog products were discontinued and $1 million of inventoried products were evaluated and scrapped or fully reserved. This evaluation of catalog products is expected to continue in the future. While the impact to our financial results from our continuing evaluation of catalog products is unknown at this time, any such evaluation could be material to the operating results of the Company.

If our management is unable to manage this strategic shift effectively, our operating results could be adversely affected. Moreover, there can be no assurance that our historic rate of growth will continue through this strategic shift, that we will continue to successfully expand or that growth or expansion will result in profitability.

We cannot guarantee that our future acquisitions will be successful.

The Company competes for acquisition and expansion opportunities with companies which have significantly greater financial and management resources than us. There can be no assurance that suitable acquisition or investment opportunities will be identified, that any of these transactions can be consummated, or that, if acquired, these new businesses can be integrated successfully and profitably into our operations. These acquisitions and investments may also require a significant allocation of resources, which will reduce our ability to focus on the other portions of our business, including many of the factors listed in the prior risk factor.

Reduction or delays in research and development budgets and in government funding may negatively impact our sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to numerous factors that are outside our control and are difficult to predict, including changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

A significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

Many of our customers receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

We rely on raw materials and specialized equipment for our manufacturing, which we may not always be able to obtain on favorable terms.

Our manufacturing process relies on the continued availability of high-quality raw materials and specialized equipment. It is possible that a change in vendors, or in the quality of the raw materials supplied to us, could have an adverse impact on our manufacturing process and, ultimately, on the sale of our finished products. We have from time to time experienced a disruption in the quality or availability of key raw materials, which has created minor delays in our ability to fill orders for specific test kits. This could occur again in the future, resulting in significant delays, and could have a detrimental impact on the sale of our products and our results of operations. In addition, we rely on highly specialized manufacturing equipment that if damaged or disabled could adversely affect our ability to manufacture our products and therefore negatively impact our business. We rely on the timely transport of raw materials. Any disruption in transportation systems could have an adverse impact on our ability to manufacture and supply products.

Our ability to raise the capital necessary to expand our business or otherwise achieve our long-term objectives is uncertain.

In the future, in order to expand our business through internal development or acquisitions or to otherwise achieve our long-term objectives, we may need to raise substantial additional funds through equity or debt financings, research and development financings or collaborative relationships. However, this additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

Our research and development efforts for new products may be unsuccessful.

We incur significant research and development expenses to develop new products and technologies. There can be no assurance that any of these products or technologies will be successfully developed or that if developed, will be commercially successful. In the event that we are unable to develop commercialized products from our research and development efforts or we are unable or unwilling to allocate amounts beyond our currently anticipated research and development investment, we could lose our entire investment in these new products and technologies. Any failure to translate research and development expenditures into successful new product introductions could have an adverse effect on our business.

Failure to license new technologies could impair our new product development.

Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to sometimes license technologies from others rather than depending exclusively on our own employees. As a result, we believe our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

In addition, from time to time we are notified or become aware of patents held by third parties that are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from these third parties or discontinue the products. There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. If we lose the rights to patented technology, we may need to discontinue selling certain products or redesign our products, and we may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products. Our licenses typically subject us to various commercialization, sublicensing, minimum payment, and other obligations. If we fail to comply with these requirements, we could lose important rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We do not always receive significant indemnification from a licensor against third party claims of intellectual property infringement.

We are currently in the process of negotiating several of these licenses and expect that we will also negotiate these types of licenses in the future. There can be no assurances that we will be able to negotiate these licenses on favorable terms, or at all.

Our future success depends on the timely introduction of new products and the acceptance of these new products in the marketplace.

Our ability to gain access to technologies needed for new products and services also depends in part on our ability to convince licensors that we can successfully commercialize their inventions. We cannot assure that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

If we fail to introduce new products, or our new products are not accepted by potential customers, we may lose market share.

Rapid technological change and frequent new product introductions are typical for the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and then are reluctant to switch. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

In the past we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure that we will keep pace with the rapid rate of change in life sciences research or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

- availability, quality and price relative to competitive products;
- the timing of introduction of the product relative to competitive products;
- customers' opinion of the products utility;
- ease of use;
- consistency with prior practices;
- scientists' opinion of the product's usefulness;
- citation of the product in published research; and
- general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, operating results and financial condition.

The development, introduction and marketing of innovative products in our rapidly evolving markets will require significant sustained investment. We cannot assure their cash from operations or other sources will be sufficient to meet these ongoing requirements.

Failure to attract and retain qualified scientific or production personnel or loss of key management or key personnel could hurt our business.

Recruiting and retaining qualified scientific and production personnel to perform research and development work and product manufacturing are critical to our success. Because the industry in which we compete is very competitive, we face significant challenges attracting and retaining this qualified personnel base. Although we believe we have been and will be able to attract and retain these personnel, there can be no assurance that we will be able to continue to successfully attract qualified personnel. In addition, our anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, government approvals, production and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to attract and retain these personnel or, alternatively, to develop this expertise internally would adversely affect our business. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time.

Our success also will continue to depend to a significant extent on the members of our management team. We do not maintain any "key man" insurance policies regarding any of these individuals. We may not be able to retain the services of our executive officers and key personnel or attract additional qualified members to management in the future. The loss of services of our key management or employees could have a material adverse effect upon our business.

Many of our customers are obtaining our products through new distribution channels and methods that may adversely impact our results of operations and financial condition.

A number of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases, these customers have established agreements with large distributors which include discounts and the distributors' direct involvement with the purchasing process. For similar reasons, many larger customers, including the federal government, have special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility with respect to our products, which could adversely impact our business, financial condition and results of operations. In addition, although we accept and process some orders through our Internet website, we also implement sales through a third party Internet vendor. Internet sales through third parties will negatively impact our gross margins because we pay commission on these Internet sales. On the other hand, if we do not enter into arrangements with third-party e-commerce providers, we may lose customers who prefer to purchase products using these Web sites. Our business may be harmed as a result of these Web sites or other sales methods which may be developed in the future.

We rely on air transport to ship products to our customers

Any disruption in standard air transport systems could have an adverse effect on our business.

We rely on international sales, which are subject to additional risks.

International sales accounted for approximately 46% of our revenues in 2003, 41% of our revenues in 2002, and 40% of our revenues in 2001. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

- unexpected changes in regulatory requirements and tariffs;
- difficulties and costs associated with in staffing and managing foreign operations, including foreign distributor relationships;
- longer accounts receivable collection cycles in certain foreign countries; adverse economic or political changes;
- unexpected changes in regulatory requirements;
- more limited protection for intellectual property in some countries;
- changes in our international distribution network and direct sales force;
- potential trade restrictions, exchange controls and import and export licensing requirements;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences of overlapping tax structure.

Impairment of the ability to transport goods internationally.

We intend to continue to generate revenues from sales outside North America in the future. Future distribution of our products outside North America also may be subject to greater governmental regulation. These regulations, which include requirements for approvals or clearance to market, additional time required for regulatory review and sanctions imposed for violations, as well as the other risks indicated in the bullets listed above, vary by country. We may not be able to obtain regulatory approvals in the countries in which we currently sell our products or in countries where we may sell our products in the future. In addition, we may be required to incur significant costs in obtaining necessary regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in a material reduction in our revenues and earnings.

We also depend on third-party distributors for a material portion of our international sales. If we lose or suffer any significant reduction in sales to any material distributor, our business could be materially adversely affected.

In addition, approximately 31% of our sales are made in foreign currencies, primarily Euros and British pounds. A significant portion of the foreign currencies in which we conduct our business is currently denominated in Euros. The Company is not certain about the effect of the Euro on our business, financial condition or results of operations. In the past, gains and losses on the collection of our accounts receivable arising from international operations have contributed to negative fluctuations in our results of operations. In general, increases in the exchange rate of the United States dollar to foreign currencies cause our products to become relatively more expensive to customers in those countries; leading to a reduction in sales or profitability in some cases. We historically have not, and currently are not, using hedging transactions or other means to reduce our exposure to fluctuations in the value of the United States dollar as compared to the foreign currencies in which many of our sales are made.

Our operating results may fluctuate.

Our operating results may vary significantly quarter to quarter and from year to year as a result of a variety of factors. These factors include:

- level of demand for our products;
- changes in our customer and product mix;
- timing of acquisitions and investments in infrastructure;
- competitive conditions;
- timing and extent of intellectual property litigation;
- exchange rate fluctuations; and
- general economic and political conditions.

We believe that quarterly comparisons of our financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance. Additionally, if our operating results in one or more quarters do not meet the expectations of security analysts or others, the price of our common stock could be materially adversely affected.

Our continued investment in product development and sales and marketing are significantly ongoing expenses. If revenue in a particular period falls short of expectations, we may not be able to reduce significantly our expenditures for that period, which would materially adversely affect the operating results for that period.

We may be unable to protect our trademarks, trade secrets and other intellectual property rights that are important to our business.

We regard our trademarks, trade secrets and other intellectual property as a component of our success. We rely on trademark law and trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our intellectual property. Effective trademark and trade secret protection may not be available in every country in which our products are available. We cannot be certain that we have taken adequate steps to protect our intellectual property, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, our third-party confidentiality agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known, we may lose our competitive position.

Intellectual property or other litigation could harm our business.

Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for, and in some cases issued to others, claiming technologies that are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although to date we have successfully resolved these types of claims, we may not be able to do so in the future.

In the event of an intellectual property dispute, we may be forced to litigate. This litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought directly by affected third parties. Intellectual property litigation can be extremely expensive, and these expenses, as well as the consequences should we not prevail, could seriously harm our business.

If a third party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease our affected business activities. Although we might under these circumstances attempt to obtain a license to this intellectual property, we may not be able to do so on favorable terms, or at all.

In addition to intellectual property litigation, other substantial, complex or extended litigation could result in large expenditures by us and distraction of our management. For example, lawsuits by employees, stockholders, collaborators or distributors could be very costly and substantially disrupt our business. Disputes from time to time with companies or individuals are not uncommon in our industry, and we cannot assure you that we will always be able to resolve them out of court.

Accidents related to hazardous materials could adversely affect our business.

Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state, local and foreign regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result, which could seriously damage our business and results of operations.

Our sales are subject to seasonality, which means that we have less revenue in some months.

We experience a slowing of sales in Europe during the summer months and worldwide during the Christmas holidays. Generally, our fourth quarter revenues are lower than our revenues in each of the first three quarters of the year. We believe that period to period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet expectations or those of public market analysts, which could result in reductions in the market price of our common stock.

Potential product liability claims could affect our earnings and financial condition.

We face a potential risk of liability claims based on our products and services, and we have faced such claims in the past. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure that this insurance will be adequate to protect us against a product liability claim, should one arise.

The labor laws applicable to our employees in Europe may restrict the flexibility of our management.

As of March 1, 2004, 61 of our 271 employees worked for our BioSource Europe subsidiary, which is located in Nivelles, Belgium. As a result of Belgian labor laws, we are required to make specified severance payments in the event we terminate a European employee. Accordingly, our management may be limited by the application of the Belgian labor laws in the determination of staffing levels, and may have less flexibility in making such determinations than our competitors whose employees are not subject to similar labor laws.

Risks Associated with Our Industry

The biomedical research products industry is very competitive, and we may be unable to continue to compete effectively in this industry in the future.

We are engaged in a segment of the biomedical research products industry that is highly competitive. We compete with many other suppliers and new competitors continue to enter the markets. Many of our competitors, both in the United States and elsewhere, are major pharmaceutical, chemical and biotechnology companies, and many of them have substantially greater capital resources, marketing experience, research and development staffs, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may also be more successful than us in producing and marketing their products. We expect this competition to continue and intensify in the future. Competition in our markets is primarily driven by:

- product performance, features and liability;
- price;
- timing of product introductions;
- ability to develop, maintain and protect proprietary products and technologies;
- sales and distribution capabilities;
- technical support and service;
- brand royalty;
- applications support; and
- breadth of product line.

If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be materially adversely affected.

Our competitors have in the past and may in the future compete by lowering prices. Our failure to anticipate and respond to price competition could reduce our revenues and profits, and may damage our market share.

Our industry has also seen substantial consolidation in recent years, which has led to the creation of competitors with greater financial and intellectual property resources than us. In addition, we believe that the success that others have had in our industry will attract new competitors. Some of our current and future competitors also may cooperate to better compete against us. We may not be able to compete effectively against these current or future competitors. Increased competition could result in price reductions for our products, reduced margins and loss of market share, any of which could adversely impact our business, financial condition and results of operations.

As a result of consolidation in the pharmaceutical industry, we may lose existing customers or have greater difficulty obtaining new customers.

In recent years, the United States pharmaceutical industry has undergone substantial consolidation. As part of many business combinations, companies frequently reduce the number of suppliers used and we may not be selected as a supplier after any business combination. Further, mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently subject to government regulation.

Our business is currently subject to regulation, supervision and licensing by federal, state and local governmental authorities. Also, from time to time we must expend resources to comply with newly adopted regulations, as well as changes in existing regulations. If we fail to comply with these regulations, we could be subject to disciplinary actions or administrative enforcement actions. These actions could result in penalties, including fines.

Risks Associated with Our Common Stock

Our stock price has been volatile.
Our common stock is quoted on the NASDAQ National Market, and there has been substantial volatility in the market price of our common stock. The trading price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including:

- fluctuations in our quarterly operating and earnings per share results;
- the gain or loss of significant contracts;
- loss of key personnel;
- announcements of technological innovations or new products by us or our competitors;
- delays in the development and introduction of new products;
- legislative or regulatory changes;
- general trends in the industry;
- recommendations and/or changes in estimates by equity and market research analysts;
- biological or medical discoveries;
- disputes and/or developments concerning intellectual property, including patents and litigation matters;
- public concern as to the safety of new technologies;
- sales of common stock of existing holders;
- securities class action or other litigation;
- developments in our relationships with current or future customers and suppliers; and
- general economic conditions, both in the United States and abroad.

As a result of these factors, and potentially others, the sales price of our common stock has ranged from $4.89 to $13.69 per share from January 1, 2001 through March 15, 2004 and from $6.40 to $8.09 per share from January 1, 2004 through March 15, 2004. For additional information regarding the price range of our common stock, see "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters."

In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock, as well as the stock of many biotechnology companies. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected.

In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

Anti-takeover provisions in our governing documents and under applicable law could impair the ability of a third party to take over our company.

We are subject to various legal and contractual provisions that may impede a change in our control, including the following:

- our adoption of a stockholders' rights plan, which could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company; and

- the ability of our board of directors to issue additional shares of our preferred stock, which shares may be given superior voting, liquidation, distribution and other rights as compared to our common stock.

These provisions, as well as other provisions in our certificate of incorporation and bylaws and under the Delaware General Corporations Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs. Our executive officers, directors and principal stockholders will continue to beneficially own 33.5% of our outstanding common stock, based upon the beneficial ownership of our common stock as of March 15, 2004. In addition, these same persons also hold options to acquire additional shares of our common stock, which may increase their percentage ownership of the common stock further in the future. Accordingly, these stockholders:

- will be able to significantly influence the composition of our board of directors;

- will significantly influence all matters requiring stockholder approval, including change of control transactions; and

- will continue to have significant influence over our business.

This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs.

Our executive officers, directors and principal stockholders beneficially own approximately 33.5% of our outstanding common stock, based upon the beneficial ownership of our common stock as of March 15, 2004. As a result, these stockholders, if they act together, could exert substantial influence over matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. The voting power of such persons may have the effect of delaying, preventing or deterring a change in control, and could affect the market price of our common stock.

Absence of dividends could reduce our attractiveness to you.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, the return on this investment likely depends on selling this stock at a profit.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We conduct business in various foreign currencies, including Euros and British pounds, and are therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are initiated and the dates that they are converted. We are also subject to exchange rate exposures arising from the translation and consolidation of the financial results of our foreign subsidiaries. Although a significant portion of the foreign currencies in which we conduct our business is currently, or is anticipated in the future to be, denominated in Euros as a result of the European Monetary Union, we are not certain about the effect of the Euro on our business, financial condition or results of operations. We do not currently hedge either our translation risk or our economic risk associated with the exchange of foreign currencies into U.S. dollars. There can be no assurances that future changes in currency exchange rates will not have a material impact on our future cash collections and operating results.

Our exposure to market risks for changes in interest rates relates primarily to outstanding commercial debt. Due to the pay down of our commercial debt, we anticipate no material market risk exposure for changes in interest rates. Accordingly, we have not included quantitative tabular disclosures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. Controls and Procedures

As of December 31, 2003, the end of the period covered by this report, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective in causing material information to be recorded, processed, summarized and reported by our management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with its Securities and Exchange Commission disclosure obligations.

As of December 31, 2003, there have been no material changes in our internal controls or in other factors that could materially affect internal controls.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with Respect to Directors and Executive Officers

The following table sets forth information with respect to our directors, executive officers and key employees as of March 15, 2004:

Name	Age	Position
Terrance J. Bieker	58	President and Chief Executive Officer, Director
Charles C. Best	44	Chief Financial Officer, Executive Vice President, Finance
Kevin J. Reagan, Ph.D.	52	Executive Vice President, Technical Operations
Jozef Vangenechten, Ph.D.	49	General Manager, BioSource Europe, S.A.
Rocco R. Raduazo	44	Vice President of Sales
Valerie Bressler-Hill	39	Vice President of Marketing
Jean-Pierre L. Conte*	40	Director
David J. Moffa, Ph.D.* **	61	Director
John R. Overturf, Jr.**	43	Director
Robert J. Weltman	38	Director
John L. Zabriskie, Ph.D.* **	64	Director

* Member of the Compensation Committee.
** Member of the Audit Committee.

Terrance J. Bieker, President and Chief Executive Officer, joined BioSource on November 1, 2003. From April 2003 to October 2003, Mr. Bieker served as Chief Executive Officer of Axya Medical, Inc. a medical devise company engaged in the sales of orthopedic surgical devices. From 2000 through 2002, Mr. Bieker served as President and Chief Executive Officer of MedSafe, Inc. a medical regulatory consulting company. Mr. Bieker was President and CEO of Transfusion Technologies Corporation, a medical device company from 1999 to 2000. From 1997 to 1999, Mr. Bieker served as Executive Vice President and Chief Operating Officer of Safeskin Corporation, a manufacturer of disposable gloveware. From 1989 to 1997, Mr. Bieker served as Chairman, CEO and President of Sanofi Diagnostics Pasteur, Inc., a clinical diagnostic division of Sanofi, SA, a French pharmaceutical and healthcare company. Prior to these appointments, Mr. Bieker served as General Manager of Genetic Systems Corporation. His early career was with various divisions of American Hospital Supply Corporation. Mr. Bieker holds a B.S. degree in Economics from the University of Minnesota.

Charles C. Best joined BioSource in December 1999 as Chief Financial Officer. Prior to his employment at BioSource, Mr. Best served four and a half years as Vice President and Chief Financial Officer of Cogent Light Technologies, Inc., a company engaged in the manufacture of surgical lighting instruments. From 1989 to 1995, Mr. Best worked in various positions including Corporate Controller for 3D Systems, Inc., a company engaged in the manufacture and sale of high tech rapid prototyping equipment. Mr. Best is a CPA and holds a Bachelor of Science degree in Business Administration and Accounting from San Diego State University.

Kevin J. Reagan, Ph.D. became Executive Vice President of Technical Operations in February of 2004 and was Vice President, Immunology from December 1996 through January 2004. From 1991 to December 1996, Dr. Reagan served as the first Director of Development Laboratories and then Vice President, Laboratory Operations at Specialty Laboratories, Inc., a clinical reference lab. From 1990 to 1991, Dr. Reagan was the Associate Director of AIDS/Hepatitis R&D at Ortho Diagnostics, Inc., a Johnson & Johnson Company. Dr. Reagan received his Bachelor of Arts in Biological Sciences from the University of Delaware. Dr. Reagan received both his Masters and Ph.D. degrees in Microbiology and Immunology from Hahnemann Medical College.

Jozef Vangenechten, Ph.D. became Managing Director of BioSource Europe, S.A. from February 1998. From 1988 to February 1998, Dr. Vangenechten worked for Societe Generale de Surveillance, n.v., an international provider of environmental compliance services, most recently as Managing Director of SGS's EcoCare Environmental Services division.

Rocco R. Raduazo joined BioSource in December 2002 as Vice President of Sales. From 1996 up to his employment at BioSource, Mr. Raduazo served in a number of positions at BD Biosciences Clontech including Vice President of Sales. BD Biosciences Clontech is a company engaged in the manufacture of genomic based products. From 1990 to 1995, Mr. Raduazo worked in various positions at Life Technologies, Inc., a company engaged in the manufacture and sale of biological reagents. Mr. Raduazo holds a Bachelor of Science degree in Biochemsitry from the University of New Hampshire, performed various graduate work at Ohio State University and holds an MBA in Finance from the American University.

Valerie Bressler-Hill, Ph.D. became Vice President, Marketing in January 2000, having served as Director of Marketing since 1999. From 1994 to 1998, Dr. Bressler-Hill served in the Research and Development group of the Company as a scientist and Associate Director. Dr. Bressler-Hill received her Ph.D. degree in Physical Chemistry from University of California at Santa Barbara.

Jean-Pierre L. Conte has served as a director of BioSource since February 2000. Mr. Conte is a Managing Director of Genstar Capital LLC, which is the sole general partner of Genstar Capital Partners II, L.P.; a private equity limited partnership and Chairman and Managing Director of Genstar Capital, L.P. which is the sole general partner of Genstar Capital Partners III L.P. Prior to joining Genstar in 1995, he was a principal for six years at the NTC Group, Inc., a private equity investment firm. Mr. Conte is currently a director of several private companies and is also a Director of North American Energy Partners, Inc. Mr. Conte earned a Masters of Business Administration from Harvard University Graduate School of Business and a Bachelor of Arts from Colgate University.

David J. Moffa, Ph.D. has been a director of BioSource since April 1995. Dr. Moffa serves as the Regional Director and as Special Projects Director for Lab Corporation of America, Inc. located in Fairmont, West

Virginia, positions he has held since 1982 and 1984, respectively, and as director of LabCorp in Pittsburgh Pennsylvania, a position held since 1985. Dr. Moffa serves as Chairman of ClinServices, LLC and as an advisor and consultant to various diagnostic, scientific and health care facilities. Dr. Moffa also serves on a number of committees and boards of directors of various privately held companies and governmental offices, including BB&T, Inc. He was past owner and CEO of BioPreps Laboratories, Inc. Dr. Moffa has completed a post doctoral fellowship in Clinical Biochemistry at the West Virginia University National Institutes of Health, holds a Ph.D. in Medical Biochemistry from the West Virginia School of Medicine, a Masters of Science degree in Biochemistry from West Virginia University and a Bachelor of Arts degree in Pre-Medicine from West Virginia University.

John R. Overturf, Jr. has been a director of BioSource since September 1993. Mr. Overturf serves as the President of R.O.I., Inc., a private investment company, a position he has held since July 1993. He also serves as President of the Combined Penny Stock Fund, Inc., a closed-end stock market fund, a position he has held since August 1996. From September 1993 until September 1996, Mr. Overturf served as Vice President of the Rockies Fund, Inc., a closed-end stock market fund. Mr. Overturf holds a Bachelor of Science degree in Finance from the University of Northern Colorado.

Robert J. Weltman has served as a director of BioSource since February 2000. He is currently a Managing Director of Genstar Capital, LP, the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in August 1995. Prior to joining Genstar, from July 1993 to July 1995, Mr. Weltman was an Associate with Robertson, Stephens & Company, an investment banking firm. Mr. Weltman holds an A.B. degree in chemistry from Princeton University. Mr. Weltman has been appointed to the Board of Directors pursuant to an investor rights agreement among Genstar, Stargen and the Company, which is described under "Item 13. Certain Relationships and Related Transactions."

John L. Zabriskie, Ph.D., is Co-founder and has served as Director of Puretech Ventures, a venture creation company since 2001. From 1997 to 2000 Dr. Zabriskie was Chairman and Chief Executive Officer of NEN Life Science Products, Inc., a leading supplier of kits for labeling and detection of DNA. From 1995 to 1997, Dr. Zabriskie was President and Chief Executive Officer of Pharmacia and Upjohn, Inc., a Fortune 500 pharmaceutical company formed by the merger of Pharmacia AB of Sweden and the Upjohn Company of Kalamazoo, Michigan. From 1965 until joining Upjohn in 1994, Dr. Zabriskie was employed by Merck and Co., Inc. He began his career at Merck as a chemist in 1965 and held various positions including President of Merck Sharp & Dohme and Executive Vice President of Merck and Co., Inc. He has served on a number of boards for health care and academic institutions and currently serves on the Board of Directors of Kellogg Co., Array BioPharma, and MacroChem Corp. Dr. Zabriskie received his A.B. degree in chemistry from Dartmouth College (N.H.) in 1961 and his Ph.D. in organic chemistry from the University of Rochester (N.Y.) in 1965.

Code of Ethical Conduct

Our Board of Directors recently adopted a Code of Ethical Conduct (the "Code of Conduct"). We require all employees, directors and officers, including our Chief Executive Officer and Chief Financial Officer, to adhere to the Code of Conduct in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that these individuals avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. The Code of Conduct contains additional provisions that apply specifically to our Chief Financial Officer and other financial officers with respect to full and accurate reporting. The Code of Conduct is available on our website at www.biosource.com.

Identification of Audit Committee

Our Board of Directors has a separately standing Audit Committee. The Audit Committee currently consists of Messrs. David J. Moffa, PhD., John R. Overturf, Jr., and John L. Zabriskie, PhD. Mr. Overturf serves as Chairman of the Committee. Messrs. Moffa, Overturf and Zabriskie are "independent directors" within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and the NASDAQ Marketplace Rules. The Audit Committee's primary duties and responsibilities include appointment of the independent auditors, evaluation of the performance and independence of such auditors and review of the annual audited financial statements and the quarterly financial statements, as well as the adequacy of our internal controls.

Audit Committee Financial Expert

Our Board of Directors has determined that each of the members of its separately standing Audit Committee, Messrs. Moffa, Overturf and Zabriskie, are an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. Messrs. Moffa, Overturf and Zabriskie are "independent" for purposes of Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Section 16(A) Beneficial Ownership Reporting Compliance -

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2003, all our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except for the following; Robert D. Weist filed two late Form 4s, each reporting late one transaction that occurred in November 2002 and December 2002, respectively; and each of John R. Overturf, Jr., David J. Moffa, Jean-Pierre L. Conte, and Robert J. Weltman filed one late Form 4, each reporting late one transaction that occurred for each in December 2002.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated executive officers who were serving as executive officers at the end of the last fiscal year and whose compensation exceeded $100,000 during the last fiscal year (the "Named Executive Officers"), information concerning all compensation paid for services to us in all capacities for each of the three years ended December 31 indicated below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation	
Name and Principal Position (1)	Year Ended December 31,	Salary	Bonus	Other Annual Compen-sation	Number of Securities Underlying Options	All Other Compen-sation
Terrance J. Bieker Chief Executive Officer and President	2003	$40,105 (2)	$325,000 (3)	$ 0	0	0
Leonard M. Hendrickson	2003	$187,500	$ 0	$52,083 (5)	0	0
Chief Executive Officer and	2002	250,000	99,650	1,548 (7)	0	0
President (4)	2001	49,000 (6)	90,000	173 (7)	280,000	0
Robert Weltman Interim Chief Executive Officer(8)	2003	$0	$0	$6,000 (9)	0	0
Charles C. Best	2003	$176,800	$0	337 (7)	0	0

Chief Financial Officer	2002	166,400	59,023	324 (7)	0	0
and Executive Vice President	2001	160,000	23,500	325 (7)	87,500	0

---

(1) For a description of employment agreements between certain executive officers and the Company, see "Employment Agreements with Executive Officers" below.

(2) Mr. Bieker joined the Company on November 1, 2003. Represents salary from November 1, 2003 through December 31, 2003.

(3) Amount consists of a $90,000 signing bonus and $235,000 bonus with its intended use for relocation costs.

(4) Mr. Hendrickson resigned from the Company on September 29, 2003.

(5) Represents payments made under a severance and release agreement. See "Employment Agreements with Executive Officers" below.

(6) Represents salary paid from date of hire through December 31, 2001.

(7) Consists of group life insurance premiums paid by the Company.

(8) Mr. Weltman served as our Interim Chief Executive Officer from September 30, 2003 through October 31, 2003. Mr. Weltman did not receive any additional compensation for his services as Interim Chief Executive officer.

(9) The compensation identified above was received by Mr. Weltman in his capacity as a Director of the Company.

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding the grant of stock options made during the fiscal year ended December 31, 2003 to the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Avg. Exercise Price ($/sh.)(3)	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
					5%($)	10%($)
Terrance J. Bieker..............	285,000	94%	7.18	2013	$1,286,907	$2,778,768
Leonard M. Hendrickson....	0	0%	--	--	$ 0	$ 0
Robert Weltman............	0	0%	--	--	$ 0	$ 0
Charles C. Best..................	0	0%	--	--	$ 0	$ 0

(1) Options granted in 2003 vest over various periods. The options were granted for a term of 10 years.
(2) Options covering an aggregate of 303,000 shares were granted to employees of the Company and its subsidiary during the year ended December 31, 2003.
(3) The exercise price and the tax withholding obligations related to exercise may be paid by delivery of already owned shares held a minimum of six months, subject to certain conditions.

Option Exercises and Stock Options Held at Fiscal Year End

The following table sets forth, for those Named Executive Officers who held stock options at fiscal year end, certain information regarding options exercised in fiscal year 2003, the number of shares of common stock underlying stock options held and the value of options held at fiscal year end based upon the last reported sales price of the common stock on the NASDAQ market on December 31, 2003 ($6.77 per share).

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terrance J. Bieker.............	--	--	--	285,000	$0	$0
Leonard M. Hendrickson.	12,000	54,720	228,165	0	$423,531	$0
Robert Weltman..........	--	--	16,000	0	$4,840	$0
Charles C. Best..................	--	--	102,643	31,357	$88,245	$0

Compensation of Directors

Our non-employee corporate directors currently are paid $2,000 for each board meeting attended, and $1,000 per year for service on a board committee. We also pay out of pocket expenses incurred by our directors in connection with their attendance. In addition, non-employee directors, excluding Dr. Zabriskie, have received an annual grant of 4,000 non-statutory stock options, exercisable at the fair market value of our common stock on the date of grant, and which fully vest on the date of grant. Dr. Zabriskie, who was appointed as a board member in July 2002, received a grant of 55,000 stock options on July 17, 2002 of which 20,000 vested immediately and 50% of the remaining 35,000 shares vest annually over the next two year period.

Employment Agreements with Executive Officers

We have entered into an executive employment agreement with Terrance J. Bieker to serve as our President and Chief Executive Officer, effective as of November 1, 2003. Pursuant to this agreement, Mr. Bieker receives an annual base salary of $275,000, which the Board may increase at the end of each year of his employment. In addition to the base salary to be paid to Mr. Bieker, the Company paid Mr. Bieker a one time signing bonus in the amount of $90,000, upon commencement of his employment. In addition, Mr. Bieker received a one time payment of $235,000 the intent of which was to be applied to the costs and expenses incurred by him in connection with his relocation to California. Mr. Bieker is also eligible to receive an annual bonus under the Company's management incentive plan to be agreed upon between Mr. Bieker and the Board on an annual basis. The management incentive plan will provide for the payment of a bonus equal to fifty percent (50%) of Mr. Bieker's then-current base salary upon achieving specified target objectives set forth in the management incentive plan, and payments of such lesser or greater amounts upon achieving results less than or greater than the specified target objectives as shall be contained in the management incentive plan. The agreement terminates on December 31, 2007. In the event that Mr. Bieker's employment is terminated without cause during the term of the agreement, the Company is obligated to continue to pay Mr. Bieker's then-current base salary for a period of 12 months following the effective date of such termination. In connection with his employment, Mr. Bieker was also granted stock options to purchase 285,000 shares of Common Stock of the Company at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, or $7.18 per share. In certain instances involving a "change of control," all stock options which have been granted to Mr. Bieker that are unvested at the time of such change of control become immediately vested and exercisable. A "change of control," as defined in our 2000 Non-Qualified Stock Option Plan, which governs Mr. Bieker's stock option grant, means (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned, directly or indirectly, by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; or (ii) the sale, transfer or other disposition of all or substantially all of the Company's assets.

We entered into an employment agreement with Leonard M. Hendrickson to serve as our President and Chief Executive Officer, effective as of October 15, 2001. Pursuant to that agreement Mr. Hendrickson received an annual base salary of $250,000. In addition to the base salary paid to Mr. Hendrickson, the Company paid Mr. Hendrickson a one time signing bonus in the amount of $90,000, upon commencement of his employment. In addition, Mr. Hendrickson was eligible to receive annual bonuses under the Company's management incentive plan. The agreement was intended to terminate on December 31, 2004. In connection with Mr. Hendrickson's indefinite medical disability leave of absence in September 2003, we entered into a Separation and Release Agreement with him which is dated as of September 29, 2003 (the "Separation Agreement"). In connection with entering into the Separation Agreement, Mr. Hendrickson resigned his positions as President and Chief Executive Officer of the Company, and as a member of the Board of Directors, and commenced a disability leave of absence effective as of the date of that agreement and continuing through December 31, 2004 (the "Leave Period"). Additionally, pursuant to the terms of that Separation Agreement, in consideration for a full release of any and all claims Mr. Hendrickson may have had against the Company, from September 29, 2003 through December 31, 2003, the Company continued to pay or otherwise provide to Mr. Hendrickson (i) the difference between his then current base salary and any amount received by him under our disability insurance plans and pursuant to any governmental disability benefits, and (ii) our portion of the health insurance and life insurance benefits previously provided to him, which we will continue to provide through March 31, 2004. The Separation Agreement also provides that, from January 1, 2004 through December 31, 2004, we will pay or otherwise provide to Mr. Hendrickson (i) the difference between sixty percent (60%) of his then current base salary and any amount received by him under our disability insurance plans and pursuant to any governmental disability benefits, and (ii) various other health and life insurance benefits, including portions of any amounts he is permitted to pay through the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), provided, however, although he will be entitled to receive these benefits beyond 2004, Mr. Hendrickson will be required to assume the responsibility for portions, or all, of these payments over the course of 2004 and in 2005, respectively. With respect to any stock options previously granted to Mr. Hendrickson, to the extent they were not fully vested on the date of the Separation Agreement, they continued to vest through

December 31, 2003. On December 31, 2003, a "special terminating event," as that term is defined in Mr. Hendrickson's Stock Option Agreements, was deemed to have occurred with respect to all stock options granted to him, and therefore any stock options previously granted to Mr. Hendrickson, to the extent not fully vested on that date, ceased to vest and became exercisable pursuant to their terms for a period of one year.

Effective as of December 17, 1999, Charles C. Best, our Chief Financial Officer, entered into a separation agreement with us. In the event we experience a "change of control," and the employment of Mr. Best is terminated within one year of the "change of control," we are obligated to continue to pay Mr. Best his then-current base salary for a period of 12 months following the effective date of such termination. For purposes of Mr. Best's separation agreement, a "change of control" includes (i) the acquisition by any person or entity of shares of our capital stock entitled to exercise 35% or more of the total voting power of our stockholders, (ii) the sale or transfer by us of all or substantially all of our assets or a merger, consolidation or reorganization with any other corporation or entity, which results in less than 75% of the total voting power represented by the capital stock or other equity interests of the corporation or entity to which our assets are sold or transferred or surviving such merger, consolidation or reorganization being held by the persons and entities who were holders of our common stock immediately prior to such agreement, (iii) the issuance by us, otherwise than on a pro rata basis, of additional shares of capital stock representing (after giving effect to such issuance) more than 35% of the total voting power of our stockholders, or (iv) the persons who were our directors as of the date of the separation agreement ceasing to comprise a majority of our Board of Directors.

We have also entered into an executive employment agreement with Kevin Reagan to serve as our Executive Vice President – Technical Operations, effective as of February 15, 2004. Dr. Reagan served as our Vice President, Immunology since December 1996. Pursuant to his employment agreement, Dr. Reagan receives an annual base salary of $190,000, which the President may increase at the end of each year of Dr. Reagan's employment. Dr. Reagan is also eligible to receive an annual bonus under the Company's management incentive plan. The management incentive plan will provide for the payment of a bonus equal to thirty percent (30%) of Dr. Reagan's then-current base salary upon achieving specified target objectives set forth in the management incentive plan, and payments of such lesser or greater amounts upon achieving results less than or greater than the specified target objectives as shall be contained in the management incentive plan. The agreement terminates on December 31, 2007. In the event that Dr. Reagan's employment is terminated without cause during the term of the agreement, the Company is obligated to continue to pay Dr. Reagan's then-current base salary for a period of 9 months following the effective date of such termination. In connection with his employment, Dr. Reagan was also granted stock options to purchase 30,000 shares of Common Stock of the Company at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, or $6.99 per share.

Stock Option Plans

We adopted a Stock Option Plan (the "1993 Plan") in 1993. The purpose of the 1993 Plan is to attract, retain and motivate certain of our key employees by giving them incentives which are linked directly to increases in the value of our common stock. Each of our officers, directors and employees and under certain circumstances, our consultants are eligible to be considered for the grant of awards under the 1993 Plan. The maximum number of shares of common stock that may be issued pursuant to awards granted under the 1993 Plan is 2,000,000, subject to certain adjustments to prevent dilution. Any shares of common stock subject to an award, which for any reason expires or terminates unexercised are again available for issuance under the 1993 Plan.

The 1993 Plan authorizes the Compensation Committee to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of (1) shares of our common stock, (2) an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to our common stock, or (3) any other security or benefit with a value derived from the value of our common stock. Any stock option granted may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or a nonqualified stock option.

As of December 31, 2003, the Board had granted options under the 1993 Plan covering an aggregate of 2,000,000 shares of common stock to certain of our directors, officers and employees, of which options to purchase 677,484 shares were outstanding. On December 31, 2003, the 1993 Plan was terminated in accordance with its specified terms. Options granted under the 1993 Plan remain outstanding pursuant to the terms of each individual grant. However, the Company will not grant additional stock options under the 1993 Plan.

In January 2000, our Board of Directors approved the 2000 BioSource International, Inc. non-qualified stock option plan (the "2000 Plan"). Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant. Stock options outstanding under the 2000 Plan as of December 31, 2003 were 1,421,852. See note 8 of the accompanying audited consolidated financial statements.

The Compensation Committee of our Board of Directors currently administers our stock option plans.

Compensation Committee Interlocks and Insider Trading Participation

Compensation Committee currently consists of Messrs. Zabriskie, Moffa and Conte. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administrating our stock option and executive incentive compensation plans. None of the members of the compensation committee is a current officer or employee of the Company. None of our executive officers or Directors served as a member of the board of directors of any other entity of which an executive officer or Director served on our Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth as of March 15, 2004 certain information relating to the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each such person has the sole voting and investment power with respect to the shares owned. Unless otherwise indicated, the address of each person listed is in care of BioSource International, Inc., 542 Flynn Road, Camarillo, California 93012, and the address of Messrs. Conte, Weltman and Genstar Capital LLC is Four Embarcadero Center, Suite 1900, San Francisco, California 94111.

Name and Address	Number of Shares of Common Stock Beneficially Owned (1)	Percent (1,2)
Genstar Capital LLC (3)	3,452,856	32.2%
Jean-Pierre L. Conte (3)	3,400,189	31.8%
Kennedy Capital Management, Inc. (4)	793,228	8.4%
Royce & Associates LLC (5)	684,200	7.3%
Dimensional Funds Advisors Inc. (6)	513,700	5.5%
Leonard M. Hendrickson (7)	291,831	3.0%
Charles C. Best (8)	107,122	*
John L. Zabriskie, Ph.D. (9)	52,500	*
David J. Moffa, Ph.D. (10)	47,900	*
John R. Overturf, Jr. (11)	34,600	*
Robert J. Weltman (12)	19,333	*
Terrance J. Bieker (13)	0	*
All of the directors and executive officers as a group (seven persons) (13)	3,661,644	33.5%

* Less than one percent.

(1) Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding at March 21, 2000.

(2) Percentage ownership is based on 9,402,618 shares of common stock outstanding as of March 15, 2004.

(3) Genstar Capital Partners II, L.P. holds 2,032,809 shares of common stock and 1,262,542 shares of common stock issuable upon exercise of warrants and Stargen II LLC holds 34,380 shares of common stock and 24,458 shares of common stock issuable upon exercise of warrants, all of which are currently convertible or exercisable. Includes 16,000 stock options held by Mr. Conte and 16,000 stock options held by Mr. Weltman. In addition, Mr. Conte holds 30,000 shares of common stock, Richard F. Hoskins holds 16,667 shares of common stock, Mr. Weltman holds 3,333 shares of common stock, and Richard D. Paterson holds 16,667 shares of common stock. Genstar Capital LLC is the general partner of Genstar Capital Partners II, L.P. Mr. Conte, Mr. Hoskins and Mr. Paterson are the managers and managing directors of Genstar Capital LLC and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen. In such capacities Messrs. Conte, Hoskins and Paterson may be deemed to beneficially own shares of common stock beneficially held by Genstar Capital Partners and Stargen, but disclaim such beneficial ownership, except to the extent of their economic interest in these shares. Messrs. Conte, Hoskins, Paterson, Genstar Capital LLC, Genstar Capital Partners II, L.P. and Stargen II LLC may be deemed to be acting as a group in relation to their respective holdings in BioSource but do not affirm the existence of any such group.

(4) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2004 by Kennedy Capital Management, Inc.

(5) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on January 28, 2004 by Royce & Associates LLC.

(6) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 6, 2004 by Dimensional Fund Advisors, Inc.

(7) Includes 239,831 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004. On December 31, 2003, a "special terminating event," as that term is defined in Mr. Hendrickson's Stock Option Agreements, was deemed to have occurred with respect to all stock options granted to him, and therefore any stock options previously granted to Mr. Hendrickson, to the extent not fully vested on that date, ceased to vest and became exercisable pursuant to their terms for a period of one year, until December 31, 2004. Also includes (i) 48,000 shares of common stock owned; (ii) 4,000 shares of common stock held of record by two of Mr. Hendrickson's minor children.

(8) Includes 107,122 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004.

(9) Includes (i) 37,500 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004; and (ii) 15,000 shares of common stock owned.

(10) Includes (i) 40,500 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004; (ii) 550 shares of common stock held solely by Dr. Moffa's spouse; (iii) 4,000 shares of common stock held jointly with Dr. Moffa's spouse; and (iv) 2,850 shares of common stock held directly.

(11) Includes (i) 28,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004; and (ii) 6,600 shares of common stock owned.

(12) Includes (i) 3,333 shares of common stock held directly; (ii) 16,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004. Mr. Weltman is also a Principal of Genstar Capital LP and a member, but not a managing member, of Stargen II LLC. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital LLC or Stargen II

LLC. Mr. Weltman disclaims that he beneficially owns any shares of common stock beneficially owned by Genstar Capital LLC or Stargen II LLC, except to the extent of his economic interest in shares owned by Genstar Capital LLC or Stargen II LLC.

(13) Mr. Bieker joined the Company on November 1, 2003 and was granted 285,000 stock options whose initial vesting occurs one year from the date of grant. Mr. Bieker owns no shares directly.

(14) Includes (i) 245,122 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 15, 2004; (ii) 1,287,000 shares of common stock reserved for issuance upon the exercise of warrants and (iii) includes 2,129,522 shares of common stock owned.

Equity Plan Compensation Information

The Equity Plan Compensation Information identified in Part II, Item 5 above is incorporated into this Part III, Item 12 by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Audit Fees

KPMG LLP, our independent accountants ("KPMG") billed us an aggregate of approximately $191,000 and $160,000 for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2003 and December 31, 2002, respectively, and the reviews of the financial statements included in our Form 10-Q's for fiscal 2003 and 2002.

Audit-Related Fees

KPMG billed us an aggregate of approximately $0 in fees for assurance and related services related to the audit of our annual financial statements for the fiscal years ended December 31, 2003 and 2002, respectively.

Tax Fees

KPMG billed us an aggregate of approximately $97,000 and $109,000 in fees for tax compliance, tax advice, and tax planning services for the fiscal years ended December 31, 2003 and 2002.

All Other Fees

KPMG billed us an aggregate of approximately $0 for all other services performed in fiscal 2003 and 2002, respectively.

Our Audit Committee is directly responsible for interviewing and retaining our independent accountant, considering the accounting firm's independence and effectiveness, and pre-approving the engagement fees and other compensation to be paid to, and the services to be conducted by, the independent accountant. The Audit Committee does not delegate these responsibilities. During each of the fiscal years ended December 31, 2003 and 2002, respectively, our Audit Committee pre-approved 100% of the services described above.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The financial statements listed below are included as part of this report:

Independent Auditors' Report

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Operations for the Years ended December 31, 2002, 2001, and 2000

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the Years ended December 31, 2002, 2001, and 2000

Notes to Consolidated Financial Statements

(a)(2) The following schedule supporting the financial statements of the Company is included herein:

Financial Statement Schedule--Valuation and Qualifying Accounts
All other schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

See Exhibit Index immediately following signature page.

(b) Reports on Form 8-K:

Current Report on Form 8-K dated October 20, 2003, reporting Items 7 and 5 and filed with the Securities and Exchange Commission on October 20, 2003.

Current Report on Form 8-K dated November 7, 2003, reporting Items 7 and 12, filed with the Securities and Exchange Commission on November 7, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioSource International, Inc

Date: March 26, 2004	By:	/s/ Charles C. Best Charles C. Best Chief Financial Officer
Date: March 26, 2004	By:	/s/ Terrance J. Bieker Terrance J. Bieker President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Terrance J. Bieker and Charles Best, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ Terrance J. Bieker Terrance J. Bieker	President, Chief Executive Officer and Director	March 26, 2004
/s/ David J. Moffa, Ph.D. David J. Moffa, Ph.D.	Director	March 26, 2004
/s/ John R. Overturf, Jr. John R. Overturf, Jr.	Director	March 26, 2004
/s/ Jean-Pierre L. Conte Jean-Pierre L. Conte	Director	March 26, 2004
/s/ Robert J. Weltman Robert J. Weltman	Director	March 26, 2004
/s/ John L. Zabriskie Ph. D. John L. Zabriskie Ph.D	Director	March 26, 2004

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit Number	Description
3.1	Certificate of Incorporation of Registrant (1)
3.2	Bylaws of Registrant (1)
4.1	Specimen Stock Certificate of Common Stock of Registrant (1)
4.2	Certificate of Designation of Series A Preferred Stock (9)
4.3	Certificate of Designation of Series B Preferred Stock (11)
4.4	Rights Agreement, dated as of February 25, 1999, between Registrant and U.S. Stock Transfer and Trust Corporation, as Rights Agent (9)
4.5	Amendment to Rights Agreement, dated as of January 10, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.6	Second Amendment to Rights Agreement, dated September 28, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.7	Form of Right Certificate (9)
4.8	Summary of Share Purchase Rights (9)
4.9	Investor Rights Agreement dated February 15, 2000, by and among Registrant, Genstar Partners II, L.P. and Stargen II LLC (12)
4.10	Amendment to Investor Rights Agreement dated September 18, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays and George Uveges (13)
4.11	Second Amendment to Investor Rights Agreement, dated September 28, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays, George Uveges, Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
4.12	Warrant to Purchase Common Stock of Registrant issued to Genstar Capital Partners II, L.P. on February 15, 2000 (12)
4.13	Warrant to Purchase Common Stock of Registrant issued to Stargen II LLC on February 15, 2000 (12)
10.1	Registrant's 1993 Stock Incentive Plan (4)
10.2	Licensing Agreement dated May 1, 1990, by and between TAGO, Inc., as licensee, and St. Jude's Children's Hospital, as licenser (1)
10.3	License Agreement dated February 14, 1991, by and between Registrant and Schering Corporation (1)
10.4	License Agreement dated October 1, 1993, by and between Registrant, as licensee, and Schering Corporation, as licensor (2)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
10.5	Separation and Consulting Agreement between Registrant and James H. Chamberlain dated September 19, 2000 (15)
10.6	License Agreement dated February 7, 1994, by and between Registrant, as licensee and Fundacio Clinic (4)
10.7	Form of Indemnification Agreement for Directors and Executive Officers (6)
10.8	List of Indemnities relating to Form of Indemnification Agreement previously filed as Exhibit 10 (16)
10.9	Registrant's Employee Stock Purchase Plan (7)
10.10	Securities Purchase Agreement dated January 10, 2000, by and among Registrant, Genstar Capital Partners II, L. P. and Stargen II LLC (15)
10.11	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Genstar Capital Partners II, L.P. (13)
10.12	Amendment to Securities Purchase Agreement, dated as of September 28, 2000, among the Registrant, Genstar Capital Partners II, L.P., Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
10.13	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Russell D. Hays (13)
10.14	Securities Purchase Agreement, effective as of September 5, 2000, between the Registrant and George Uveges (13)
10.15	Letter agreement regarding employment, dated August 2, 2000, between Registrant and Russell D. Hays (15)
10.16	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and Russell D. Hays (15)
10.17	Letter agreement regarding employment, dated August 18, 2000 between Registrant and George Uveges (15)
10.18	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and George Uveges (15)
10.19	Registrant's 2000 Non-Qualified Stock Option Plan (14)
10.20	Lease Agreement for 542 Flynn Road, dated March 7, 2000, between Registrant and Lincoln Ventura Technology Center (15)
10.21	Executive Employment Agreement between Registrant and Leonard M. Hendrickson, dated September 24, 2001(16)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
10.22	Separation and Release Agreement dated as of September 29, 2003, between Registrant and Leonard Hendrickson.
10.23	Executive Employment Agreement between Registrant and Terrance J. Bieker, dated as of October 8, 2003.
21	Subsidiaries of the Company

Name	State/Country of Incorporation
Keystone Laboratories, Inc.	California
BioSource Europe S.A	Belgium
BioSource B.V.	Holland
BioSource GmbH	Germany
BioSource U.K., Ltd.	U.K.
Quality Controlled Biochemicals, Inc.	Massachusetts
Javelle, Inc	Massachusetts

Exhibit Number	Description
23.1	Consent of KPMG LLP, Independent Auditors
31.1	Certificate of Terrance J. Bieker, Chief Executive Officer of BioSource International, Inc. pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.
31.2	Certificate of Charles C. Best, Chief Financial Officer of BioSource International, Inc. pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.
32.1	Certificate of Terrance J. Bieker, Chief Executive Officer of BioSource International, Inc. pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.
32.2	Certificate of Charles C. Best, Chief Financial Officer of BioSource International, Inc. pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on October 22, 1992, as amended.
(2) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1992.
(3) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1993.
(4) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1994.
(5) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1995.
(6) Incorporated by reference to the Company's Registration Statement on Form SB-2 (SEC No. 333-3336) as filed with the Securities and Exchange Commission on May 31, 1996, as amended.
(7) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 33-91838) as filed with the Securities and Exchange Commission on May 4, 1995.

(8) Incorporated by reference to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on February 19, 1999.
(9) Incorporated by reference to the Company's Current Report on Form 8-A filed with the Securities and Exchange Commission on March 1, 1999.
(10) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.
(11) Incorporated by reference to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 16, 2000.
(12) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 22, 2000.
(13) Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 26, 2000, and as amended on October 31, 2000.
(14) Incorporated by reference to the Company's definitive proxy statement as filed with the Securities and Exchange Commission on May 16, 2000.
(15) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.
(16) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001.

(This page has been left blank intentionally.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
BioSource International, Inc.:

We have audited the consolidated financial statements of BioSource International, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioSource International, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As explained in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for the impairment of goodwill and other intangibles.

KPMG LLP

Los Angeles, California
February 9, 2004

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,297	$ 5,941
Accounts receivable, less allowance for doubtful accounts of $258 and $261 at December 31, 2003 and 2002	6,308	6,157
Inventories, net (note 2)	9,074	8,880
Prepaid expenses and other current assets	652	538
Deferred income taxes (note 8)	2,363	1,873
Total current assets	21,694	23,389
Property and equipment, net (note 3)	6,235	7,398
Intangible assets net of accumulated amortization of $3,230 and $2,655 at December 31, 2003 and 2002 (notes 1 and 4)	5,500	6,076
Goodwill	307	307
Other assets	519	526
Deferred income taxes (note 8)	10,078	8,810
	$ 44,333	$ 46,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,451	$ 3,115
Accrued expenses	3,227	2,910
Deferred revenue	249	427
Income tax payable	104	341
Total current liabilities	6,031	6,793
Commitments and contingencies (note 11)		
Stockholders' equity:		
Common stock, $.001 par value. Authorized 20,000,000 shares: issued and outstanding 9,376,860and 9,676,931 shares at at December 31, 2003 and 2002	9	10
Additional paid-in capital	42,633	44,500
Accumulated deficit	(4,452)	(3,382)
Accumulated other comprehensive gain (loss)	112	(1,415)
Net stockholders' equity	38,302	39,713
	$ 44,333	$ 46,506

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2003, 2002 and 2001
(Amounts in thousands, except per share data)

	2003	2002	2001
Net sales	$ 44,094	$ 40,055	$ 35,175
Cost of sales	21,900	17,689	15,540
Gross profit	22,194	22,366	19,635
Operating expenses:			
Research and development	7,007	6,187	3,986
Sales and marketing	9,298	8,339	7,395
General and administrative	6,851	5,916	6,945
Long-lived asset impairment	341	--	--
Amortization of intangibles	575	641	1,098
Total operating expenses	24,072	21,083	19,424
Operating income (loss)	(1,878)	1,283	211
Interest income	31	113	376
Interest expense	(4)	0	(2)
Other income (expense), net	(103)	10	86
Income (loss) before income tax expense (benefit)	(1,954)	1,406	671
Income tax expense (benefit)	(884)	11	(70)
Income (loss) before cumulative effect of accounting change	(1,070)	1,395	741
Cumulative effect of accounting change (net of applicable income taxes of $1,500)	--	(2,447)	--
Net income (loss) available to common stockholders	$ (1,070)	(1,052)	741
Income (loss) per share before accounting change:			
Basic	$ (0.11)	0.14	0.07
Diluted	$ (0.11)	0.14	0.07
Net income (loss) per share:			
Basic	$ (0.11)	(0.11)	0.07
Diluted	$ (0.11)	(0.11)	0.07
Shares used to compute per share amounts:			
Basic	9,403	9,787	10,398
Diluted	9,403	10,189	10,965

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2003, 2002 and 2001
(Amounts in thousands)

	Common stock Number of Shares	Common stock Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated comprehensive income (loss)	Net stockholders' equity	Comprehensive income
alance at December 31, 2000	10,327	$ 10	$49,304	$(3,071)	$(2,197)	$44,046	
xercise of stock options	123	0	308	--	--	308	
ırchase of Treasury Stock	(96)		(668)	--	--	(668)	
ock option compensation expense		--	(388)	--	--	(388)	
ıcome tax benefit from exercise of stock options	--	--	205	--	--	205	
et income	--	--	--	741		741	$ 741
ıreign currency translation adjustments	--	--	--	--	(366)	(366)	(366)
ɔtal comprehensive loss						--	$ 375
alance at December 31, 2001	10,354	$ 10	$48,761	$(2,330)	$(2,563)	$43,878	
xercise of stock options	105	--	291	--	--	291	
ırchase of treasury stock	(782)		(4,608)	--	--	(4,608)	
come tax benefit from exercise of stock options		--	56	--	--	56	
et income				(1,052)		(1,052)	$ (1,052)
ıreign currency translation adjustments		--	--	--	1,148	1,148	1,148
ɔtal comprehensive income						--	$ 96
alance at December 31, 2002	9,677	$ 10	$44,500	$(3,382)	$(1,415)	$39,713	
ercise of stock options	358	--	1,075	--	--	1,075	
ırchase of treasury stock	(658)	(1)	(3,480)	--	--	(3,481)	
come tax benefit from exercise of stock options		--	538	--	--	538	
ɛt loss				(1,070)		(1,070)	$ (1,070)
ıreign currency translation adjustments		--	--	--	1,527	1,527	1,527
ɔtal comprehensive income						--	$ 457
alance at December 31, 2003	9,377	$ 9	$42,633	$(4,452)	$ 112	$38,302	

ıe accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001
(Amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (1,070)	(1,052)	741
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,620	2,324	2,431
Long-lived asset impairment	341	--	--
Stock compensation	--	--	(388)
Income tax benefit from the exercise of stock options	538	56	205
Cumulative effect of accounting change	--	4,629	--
Changes in assets and liabilities			
Accounts receivable	415	505	(753)
Inventories	622	(1,011)	(654)
Prepaid expenses and other current assets	(109)	9	716
Deferred income taxes	(1,758)	(1,774)	(31)
Other assets	7	(35)	245
Accounts payable	(890)	522	(748)
Accrued expenses	37	(63)	12
Deferred income	(177)	23	90
Income taxes payable	7	(384)	199
Net cash provided by operating activities	583	3,749	2,065
Cash flows from investing activities:			
Purchase of property and equipment	(1,321)	(3,481)	(2,559)
Proceeds from sales of property and equipment	253	--	--
Net cash used in investing activities	(1,068)	(3,481)	(2,559)
Cash flows from financing activities:			
Proceeds from the exercise of options	1,075	291	308
Payments to acquire treasury stock	(3,481)	(4,608)	(668)
Net cash used in financing activities	(2,406)	(4,317)	(360)
Net decrease in cash and cash equivalents	(2,891)	(4,049)	(854)
Effect of exchange rates on cash and cash equivalents	247	519	(308)
Cash and cash equivalents at beginning of year	5,941	9,471	10,633
Cash and cash equivalents at end of year	$ 3,297	5,941	9,471
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 4	44	2
Income taxes	$ 738	--	--

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of Business

BioSource International, Inc. and subsidiaries (BioSource or the Company), develops, manufactures, markets and distributes products used worldwide in disease related biomedical research and clinical diagnostics, principally in the fields of immunology and molecular biology. Our products include ELISA assay test kits, clinical diagnostic kits, bioactive proteins, antibodies, bioactive peptides, oligonucleotides and related products. These products enable scientists to better understand the biochemistry, immunology and cell biology of the human body. Some examples would include certain diseases such as cancer, aging, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases.

Principles of Consolidation

The consolidated financial statements include the accounts of BioSource International, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, trade receivables, and payables approximates their fair value at December 31, 2003 and 2002 due to the short-term nature of these instruments.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization of property and equipment and identifiable intangibles is provided using the straight-line method over the estimated useful lives of the related assets which generally range from three to fifteen years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $575,000, $641,000, and $1,098,000, for fiscal years ended December 31, 2003, 2002, and 2001, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." The Company considers certain of its subsidiaries including BioSource Europe S.A., Keystone Laboratories, Inc., Quality Controlled Biochemicals, Inc. and its Biofluids division reporting units as defined under FAS 142. The Company used the present value method for determining the fair value of its reporting units. In 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,447,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. This amount is shown in the accompanying condensed consolidated statement of operations as a cumulative effect of an accounting change.

Prior to 2002, the Company accounted for its intangible assets under FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under FAS 121, Long-Lived assets and intangible assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviewed for impairment by comparing the carrying amount of the asset to future cash flows expected to be generated by the asset.

The Company reviewed its remaining goodwill for impairment in the third quarter of 2003 using FAS No. 142 and determined that the carrying value was not impaired. Accordingly, the Company continues to carry the goodwill related to its 1996 acquisition of certain assets and assumed liabilities of Medgenix Diagnostics, SA, now BioSource Europe, S.A., a wholly-owned subsidiary of the Company on its Consolidated Balance Sheets.

Advertising, Marketing and Promotion Costs

For the year ended December 31, 2003, the Company capitalized its annual catalog production costs and expensed them evenly throughout the year. In the past, the Company has expensed catalog production costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, and after production of the 2002 catalog, the Company put substantial effort into increasing the number of customers in its customer database increasing its dependence on its catalog to attract more customers. As a result, the Company believes that its 2003 catalog is a direct response advertisement, the primary purpose of which is to elicit sales to customers who respond specifically to the catalog resulting in probable future economic benefit. Accordingly, beginning in 2003, the Company is capitalizing its catalog production costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-07. For the years ended December 31, 2003, 2002 and 2001, the Company expensed approximately $560,000, $529,000 and $419,000 of catalog costs respectively.

License Agreements

License agreements primarily for the use of antibodies are recorded at cost and are amortized using the straight-line method over the shorter of the estimated useful lives of the license or the license term (generally five to ten years). These costs are included with other assets in the accompanying consolidated balance sheets. Accumulated amortization at December 31, 2003 and 2002 was approximately $447,000 and $396,000, respectively.

Revenue Recognition

The Company's revenue is generated from the sale of products primarily manufactured internally. The Company does have a small amount of products that are sold on an outside equipment ("OEM") basis. The Company sells standard and custom products directly to end users and distributors and recognizes revenue upon transfer of title to the customer, which occurs upon shipment. . General sales and payment terms to distributors are similar to those granted to end user customers. Certain end user customers prepay for product and request shipment of the product at future dates, primarily sera or media products. The Company records deferred revenue until such time as a product is shipped to a customer. Approximately 25% of the Company's 2003 net sales were to distributors.

The Company's distribution agreements do not provide a general right of return. The amount of the Company's inventory held by distributors is not believed to be substantial.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has not provided U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of December 31, 2003, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any that would be payable if such earnings were not reinvested indefinitely.

Long-Lived Assets

It is our policy to account for long-lived assets (property, plant, equipment and intangible assets) at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets would be reduced to its estimated fair value based on discounted cash flows. As a result, the Company has determined that its long-lived assets are not impaired as of December 31, 2003 and 2002. Effective January 1, 2002, other long-lived assets are accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The adoption of SFAS No. 144 did not have a material impact on the financial position or results from operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. Except for net income (loss) and foreign currency translation adjustments, the Company does not have any transactions or other economic events that qualify as comprehensive income (loss) as defined under SFAS No. 130.

Business Segment Reporting

Management of the Company has determined its reportable segments are strategic business units that offer both sales to external customers from geographic company facilities and sales to external customers in certain geographic regions. Significant reportable business segments are the United States and European facilities, and sales to external customers are summarized as those located in the United States, Europe, Japan and other. Information related to these segments is summarized in Note 10.

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This new pronouncement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for obligations of lessees. The standard was effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted this standard effective January 1, 2003 with no material effect on the Companies financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses the accounting for contractual arrangements in which revenue-generating activities are performed. In some situations, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence for fair values to account separately for the different deliverables (that is, there are separate units of accounting). In other situations, some or all of the different deliverables are closely interrelated or there is not sufficient evidence of fair value to account separately for the different deliverables. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 is effective for interim periods beginning after June 30, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123, which provides guidance for transition to the fair value based method of accounting for stock-based employee compensation and the required financial statement disclosure. The adoption of SFAS No. 148 expanded the disclosure in our interim financial statements, and does not significantly impact our annual disclosures of stock-based compensation in our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken to issue a guarantee. This liability would be recorded at the inception of the guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (ARB 51), and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. The adoption of this interpretation did not have any impact on the Company's financial position or results of operations. In December 2003, the FASB revised FIN 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN 4. The adoption of this revised interpretation in the first quarter of 2004 is not expected to have any impact on the Company's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this standard effective July 1, 2003, and it did not have a material effect on our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of inventories, accounts receivable allowances, the useful lives of assets for depreciation and amortization, evaluation of impairment, restructuring expense and accrual, litigation accruals and recoverability of deferred taxes.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents and trade accounts receivable. The credit risk associated with trade accounts is mitigated by a credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, whose functional currency is Euros, are translated at the rate of exchange at the balance sheet date, and related revenues and expenses are translated at the average exchange rate in effect during the period. Resulting translation adjustments are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in net income. Foreign currency transaction gains and losses were insignificant to the operating results for each of the years in the three-year period ended December 31, 2003.

Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2003	2002	2001
	(in thousands, except per share data)		
Net income (loss):			
As reported	$ (1,070)	$ (1,052)	$ 741
Add/deduct: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of tax effects	--	--	(233)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(1,292)	(2,458)	(2,764)
Pro forma net loss:	$ (2,362)	$ (3,510)	$ (2,256)
Net income (loss) per share:			
Basic – as reported	$ (0.11)	$ (0.11)	$ 0.07
Basic – pro forma	$ (0.25)	$ (0.36)	$ (0.22)
Diluted – as reported	$ (0.11)	$ (0.10)	$ 0.07
Diluted – pro forma	$ (0.25)	$ (0.36)	$ (0.22)

2. *Inventories*

Inventories at December 31, 2003 and 2002 are summarized as follows (000's):

	2003	2002
Raw materials	$ 3,193	$ 2,703
Work in process	455	493
Finished goods	5,426	5,684
	$ 9,074	$ 8,880

In the fourth quarter of 2003, approximately $1,250,000 of inventory was discontinued, scrapped or fully reserved and was charged in cost of sales in the accompanying consolidated statement of operations.

3. *Property and Equipment*

Property and equipment at December 31, 2003 and 2002 are summarized as follows (000's):

	2003	2002
Machinery and equipment	$ 9,225	$ 9,241
Office furniture and equipment	4,270	3,708
Leasehold improvements	1,874	1,530
	15,369	14,479
Less accumulated depreciation and amortization	(9,134)	(7,081)
	$ 6,235	$ 7,398

4. *Goodwill and Intangible Assets – Adoption of Financial Accounting Statement 142*

In July 2001, the FASB issued FAS No. 141, "Accounting For Business Combinations," and FAS. 142, "Accounting for Goodwill and Other Intangible Assets."

The pro forma effects of implementation of FAS 142 to prior periods would be as follows: (amounts in thousands, except per share data):

	For Years Ended December 31,		
	2003	2002	2001
Reported income (loss)	$ (1,070)	(1,052)	741
Add:			
Impairment charge, net of tax	--	2,477	
Goodwill Amortization, net of tax	--	--	283
Adjusted net income (loss)	(1,070)	1,425	1,024
Basic net income (loss) per share:			
Reported income (loss)	$ (0.11)	(0.11)	0.07
Impairment charge, net of tax	--	0.25	-
Goodwill Amortization, net of tax	--	--	0.03
Adjusted net income (loss)	$ (0.11)	0.15	0.10
Diluted net income (loss) per share:			
Reported income (loss)	$ (0.11)	(0.10)	0.07
Impairment charge, net of tax	--	0.24	-
Goodwill Amortization, net of tax	--	--	0.03
Adjusted net income (loss)	$ (0.11)	0.14	0.10

Acquired Intangible assets are as follows (in thousands):

	As of December 31, 2003		As of December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Developed Technology	$ 7,656	(2,597)	$ 7,656	(2,115)
Core technology	665	(225)	665	(181)
Tradename	257	(256)	257	(206)
Total	$ 8,578	(3,078)	$ 8,578	(2,502)

At December 31, 2004, estimated amortization expense was as follows (in thousands):

2004	$ 515
2005	$ 515
2006	$ 515
2007	$ 515
2008	$ 515

The changes in the carrying amount of goodwill for the year ended December 31, 2003, is as follows (in thousands):

	United States Segment	European Segment
Balance as of December 31, 2001	$ 4,629	307
Goodwill acquired during the year	--	-
Impairment losses	(4,629)	-
Balance as of December 31, 2002	--	307
Goodwill acquired during the year	--	--
Impairment losses	--	--
Balance as of December 31, 2003	$ --	307

5. *Common Stock and Treasury Stock*

The Company has a stock repurchase program under which it is allowed to repurchase up to $15 million of common stock, at managements discretion, through June 30, 2004. As of December 31, 2003, the Company had repurchased 1,536,000 shares of common stock and incurred a cash outlay totaling $8,734,000.

6. *Stock Options, Purchase Plans and Warrants*

The Company currently has two stock option plans in place during 2003 - the 1993 Stock Incentive Plan (the "1993 Plan") and the 2000 BSI non-qualified stock option Plan (the "2000 Plan"). The Company also has several stock option agreements with certain officers in effect.

Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

Under the 1993 Plan, incentive and non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of common stock. Options granted under the 1993 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

The per share weighted average market value of stock options granted during 2003, 2002 and 2001 was $7.14, $6.20, and $6.00, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.03%	3.82%	4.50%
Expected volatility	106.64%	106.42%	89.87%
Expected option life (years)	4.70	5.18	4.81

To the extent that BioSource derives a tax benefit from options exercised by employees, such benefit is credited to additional paid-in capital. Tax benefits recognized totaling $538,000, $56,000, and $205,000 were credited to additional paid-in capital in fiscal 2003, 2002 and 2001, respectively.

The following summarizes the stock option transactions under the 1993 Plan and the 2000 Plan during the periods presented:

	Shares	Weighted average Exercise price
Options outstanding at December 31, 2000	2,064,823	$ 12.67
Options granted	904,647	7.84
Options exercised	(36,952)	2.50
Options canceled	(885,166)	17.55
Options outstanding at December 31, 2001	2,047,352	8.74
Options granted	474,300	6.12
Options exercised	(76,514)	3.10
Options canceled	(516,063)	13.14
Options outstanding at December 31, 2002	1,929,075	7.14
Options granted	303,000	7.14
Options exercised	(170,830)	3.07
Options canceled	(138,071)	7.42
Options outstanding at December 31, 2003	1,923,174	$ 7.48

At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:

	Weighted Average Exercise Price	Weighted Average Life of Option	Number of Options Outstanding	Number of Options Currently Exercisable
	$1.37 - $3.10	3.50	166,658	166,658
	$3.11 - $6.20	7.10	560,164	368,367
	$6.21 - $9.30	8.20	753,363	284,895
	$9.31 - $15.50	7.10	275,000	193,987
	$15.51 - $31.00	6.80	167,989	133,425
Total		7.20	1,923,174	1,147,332

At December 31, 2003, 2002 and 2001, the number of options exercisable was 1,147,332, 1,007,601, and 777,836, respectively, and the weighted average exercise price of those options was $7.41, $6.47, and $6.41, respectively.

The Company has a stock option agreement with Mr. Leonard Hendrickson, a former officer of the Company that is outside the 1993 and the 2000 Plan. The outstanding options expire on December 31, 2004 according to their terms at the date of grant.

The following summarizes transactions outside the option plan during the periods presented:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2000	290,000	$ 2.89
Options granted	280,000	5.19
Options exercised	(64,000)	2.61
Options canceled	---	--
Options outstanding at December 31, 2001	506,000	4.19
Options granted	--	--
Options exercised	(28,600)	2.00
Options canceled	--	--
Options outstanding at December 31, 2002	477,400	$ 4.33
Options granted	--	--
Options exercised	(187,400)	2.94
Options canceled	(61,835)	6.44
Options outstanding at December 31, 2003	228,165	$ 5.19

At December 31, 2003, the exercise price and weighted average remaining contractual life of outstanding options under certain agreements were as follows:

	Weighted Average Exercise Price	Weighted Average Life of Option	Number of Options Outstanding	Number of Options Currently Exercisable
	$5.19	1.00	228,165	228,165
Total		1.00	228,165	228,165

At December 31, 2003, 2002 and 2001, the number of exercisable options was 228,165, 279,000, and 226,000, respectively, and the weighted average exercise price of those options was $5.19, $3.72, and $2.97, respectively.

During 2003, 2002 and 2001, 358,230 105,114, and 100,952 stock options, respectively were exercised for proceeds totaling $1,075,000, $291,000 and $308,000 of cash received by the company.

Effective April 7, 1995, the Company adopted an Employee Stock Purchase Plan to provide substantially all full-time employees, excluding officers, an opportunity to purchase shares of its common stock through payroll deductions. In addition, the Company provides a matching contribution equal to 50% of the participant's contribution. All contributions are invested in the Company's common stock, which is purchased on the open market at prevailing market prices. Participants have a fully vested interest in the shares purchased with payroll deductions and become fully vested in the shares purchased with Company matching contributions after two years. The Company's matching expense for the years ended December 31, 2003, 2002 and 2001 was approximately $19,000, $24,000, and $19,000, respectively.

The Company has 1,287,000 detachable stock purchase warrants outstanding. The warrants have a term of up five years from date of issuance and are exchangeable for 1,287,000 shares of Common Stock at an exercise price of $7.77 per share. The warrants expire in January 2005.

7. *Stockholder Rights Plan*

The Company has adopted a stockholders' rights plan to protect the Company and its stockholders from unsolicited attempts or inequitable offers to acquire the Company's stock. The rights plan has no immediate dilutive effect and does not diminish the Company's ability to accept an offer to purchase the Company that is approved by the board of directors. The stockholder rights plan was implemented through a dividend of one preferred share purchase right on each outstanding share of the Company's common stock outstanding on March 2, 1999. Each right will entitle stockholders to buy one one-thousandth of a share of Series A preferred stock at an exercise price of $24.50. The rights will become exercisable (with certain limited exceptions provided in the rights agreement) following the 10th day after: (a) a person or group announces an acquisition of 15% or more of the Company's common stock, (b) a person or group announces the commencement of a tender offer the consummation of which would result in ownership by the person or group of 15% or more of the Company's common stock, (c) the filing of a registration statement for any such exchange offer under the Securities Act of 1933, or (d) the Company's board of directors determining that a person is an "adverse person," as defined in the rights plan. The buyer or any "adverse person" would not be entitled to exercise rights under the rights plan. The effect of the rights plan is to discourage acquisitions of more than 15% of the Company's common stock without negotiations with the Company's Board of Directors. The Company can redeem the rights for $.001 per right at certain times as provided in the rights agreement. The rights expire on January 31, 2009.

8. *Income Taxes*

Income (loss) before income taxes (benefit) for 2003, 2002 and 2001 were from the following sources (000's):

	2003	2002	2001
Domestic	$ (1,306)	$ 723	$ (1,203)
Foreign	(648)	683	1,874
	$ (1,954)	$ 1,406	$ 671

Income tax expense (benefit) is summarized as follows (000's):

	2003	2002	2001
Current:			
Federal	$ 99	$ (440)	$ 95
State and local	109	401	42
Foreign	391	552	71
	$ 599	513	208
Deferred:			
Federal	(936)	307	(70)
State and local	(18)	(549)	(350)
Foreign	(529)	(260)	142
	(1,483)	(502)	(278)
	$ (884)	$ 11	$ (70)

The Company has credited to additional paid-in-capital tax benefits totaling $538,000, $56,000, and $205,000 in fiscal years 2003, 2002, and 2001, respectively.

The primary components of temporary differences which give rise to deferred taxes at December 31, 2003 and 2002 are (000's):

	2003	2002
Deferred tax assets:		
Reserves for inventory	$ 1,960	$ 1,517
Purchased in-process technology/goodwill	2,385	3,046
Net operating loss carryforwards	6,067	4,290
Allowance for doubtful accounts	72	89
R & D and AMT credit carryforwards	2,107	1,570
Other	460	336
	13,051	10,848
Less: Valuation Allowance	(393)	--
Deferred Tax Assets	12,658	10,848
Deferred tax liability		
Depreciation	217	165
Net deferred tax assets	$ 12,441	$ 10,683

The Company believes, except for the valuation allowance of $393,000 for Massachusetts net operating losses disclosed above, it is more likely than not that they will be able to realize the remaining current value of net benefits in the future.

Actual income tax expense (benefit) differs from that obtained by applying the Federal income tax rate of 34% to income (loss) before income taxes (benefits) as follows (000's):

	2003	2002	2001
Computed "expected" tax expense (benefit)	$ (665)	$ 478	$ 228
Nondeductible items	52	24	--
State taxes (net of Federal benefit)	(254)	(98)	21
Tax credits	(285)	(213)	(338)
Extraterritorial Income Exclusion	(139)	(244)	--
Effect of foreign operations	25	50	(18)
Change in valuation allowance	393	--	--
Other	(11)	14	37
Total	$ (884)	$ 11	$ (70)

The Company does not provide for U.S. federal income taxes on the undistributed earnings of its foreign subsidiaries since the Company intends to reinvest indefinitely its earnings in such subsidiaries. It is not practical to determine the U.S. federal income tax liability, if any that would be payable if such earnings were not reinvested indefinitely.

The Company has $12,441,000 in deferred income tax assets on its consolidated balance sheet as of December 31, 2003. A large component of the Company's deferred tax assets is its net operating losses. As of December 31, 2003, the Company has a net operating loss (NOL) carryforward of approximately $11,540,000, $14,152,000 and $1,443,000 for Federal, State and foreign income tax purposes, respectively. The federal NOL's are available to offset future taxable income, if any, through 2020 to 2023. The state NOL's are available to offset future taxable income, if any, through 2006 to 2023.

9. *401(k) Benefit Plan*

The Company has a 401(k) profit sharing plan, which covers substantially all domestic employees of the Company. Plan participants may make voluntary contributions up to 20% of their earnings up to the statutory limitation. The Company's contribution is $0.25 for each $1.00 contributed by employees up to the first $2,000. Company contributions have no vesting period. The Company's contributions were $66,000, $67,000, $57,000 in 2003, 2001 and 2001, respectively.

10. *Business Segments*

The Company is engaged in a single industry, the licensing, development, manufacture, marketing and distribution of immunological reagents, test kits and oligonucleotides used in biomedical research and human diagnostics. Our customers are not concentrated in any specific geographic region and no single customer accounts for a significant amount of our sales.

Management of the Company has determined its reportable business segments offer both sales to external customers from geographic company facilities and sales to external customers in certain geographic regions. The Company also characterizes its product lines as Strategic Business Units ("SBU's") and these include Signal Transduction Products, Cytokine Products, and Custom Products. Significant reportable business segments are the United States and European facilities, and sales to external customers are summarized as those located in the United States, Europe, Japan and other. We evaluate performance for the "Sales-from" segments on net revenue and profit and loss from operations. Our SBU's are managed separately because each product line requires different marketing and distribution strategies. Business information is summarized as follows (000's):

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2003 and 2002 and for the Years
Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Sales - from Segments:			
Net sales to external customers from:			
United States:			
Domestic	$ 23,891	$ 23,574	$ 21,027
Export	4,546	4,082	4,623
Total United States	28,437	27,656	25,650
Europe	15,657	12,399	9,525
Consolidated	$ 44,094	$ 40,055	$ 35,175
Operating income (loss):			
United States	$ (3,584)	$ (1,250)	$ (1,970)
Europe	1,706	2,533	2,181
Consolidated	$ (1,878)	$ 1,283	$ 211

	2003	2002	2001
Sales - to Segments:			
Net sales to external customers in:			
United States	$ 23,891	$ 23,574	$ 21,027
Europe	9,704	10,940	8,846
Japan	3,448	3,319	3,085
Other	7,051	2,222	2,217
Consolidated	$ 44,094	$ 40,055	$ 35,175
Sales – by Product group			
Net sales by product group:			
Cytokine	$ 9,083	$ 6,910	$ 4,734
Signaling	20,107	18,207	16,647
Custom	14,904	14,938	13,794
Consolidated	$ 44,094	$ 40,055	$ 35,175
Identifiable assets at end of year:			
United States	$ 33,959	$ 36,263	$ 42,420
Europe	10,374	10,243	7,421
Consolidated	$ 44,333	$ 46,506	$ 49,841
Net interest expense (income):			
United States	$ (151)	$ (92)	$ (363)
Europe	124	(21)	(11)
Consolidated	$ (27)	$ (113)	$ (374)
Depreciation and amortization:			
United States	$ 2,246	$ 2,028	$ 2,145
Europe	374	296	286
Consolidated	$ 2,620	$ 2,324	$ 2,431
Capital Expenditures:			
United States	$ 913	$ 3,132	$ 2,106
Europe	408	349	453
Consolidated	$ 1,321	$ 3,481	$ 2,559

11. *Commitments and Contingencies*

At December 31, 2003, future minimum payments under the Company's non-cancelable operating leases are as follows (in thousands):

2004	$ 1,474
2005	1,192
2006	644
2007	59
Thereafter	--
	$ 3,369

Rent expense for 2003 totaled $1,441,000.

On January 14, 2002, we settled a lawsuit filed by a former employee in the United States Central District Court of California for $275,000, all which was expensed in 2001.

On July 2, 2002, we settled a AAA arbitration proceeding filed by the former shareholders of QCB, which settlement included a final settlement of all related claims we maintained against those former shareholders, in consideration of the payment to us of $800,000 from escrowed funds held by us in connection with the acquisition of QCB. The remaining funds held in escrow were released to the former shareholders of QCB. This settlement was considered to be a reduction of the goodwill originally recorded in the acquisition of QCB. That goodwill was written off as a cumulative effect of accounting change in the adoption of FASB Statement No. 142 during the first quarter of 2002. The settlement was accounted for as an adjustment to the cumulative effect of accounting change during the third quarter of 2002.

The Company is involved in various other claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not materially affect the financial position, results of operations or liquidity of the Company.

13. *Earnings Per Share*

The Company presents basic and diluted earnings (loss) per share ("EPS"). Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company.

The reconciliation of basic to diluted weighted average shares is as follows:

	Year ended December 31, 2003	2002	2001
Income (loss) before cumulative effect of accounting change used for basic and diluted income (loss) per share	$ (1,070)	$ 1,395	$ 741
Net income (loss) used for basic and diluted income (loss) per share	$ (1,070)	$ (1,052)	$ 741
Weighted average shares used in basic computation	9,403	9,787	10,398
Dilutive stock options and warrants	--	402	567
Weighted average shares used for diluted computation	9,403	10,189	10,965
Income (loss) per share before accounting change:			
Basic	$ (0.11)	$ 0.14	$ 0.07
Diluted	$ (0.11)	$ 0.14	$ 0.07
Net income (loss) per share:			
Basic	$ (0.11)	$ (0.11)	$ 0.07
Diluted	$ (0.11)	$ (0.11)	$ 0.07

Options to purchase 913,946, 1,040,125, and 793,332 shares of common stock at prices ranging from $6.58 to $31.00, $6.08 to $31.00, and $8.00 to $31.00 were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings (loss) per share because the options' exercise price was greater than the average market price of the common shares during the respective periods.

Warrants to purchase 1,287,000 shares at an exercise price of $7.77 per share were outstanding as of December 31, 2003 and 2002 but were not included in the computation of diluted net income per share because their effect would be anti-dilutive.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Account
Years Ended December 31, 2003, 2002 and 2001

	Balance at Beginning of Year	Provision Charged to Income	Deductions Accounts Written Off	Balance at End of Year
		(000's)		
2001-allowance for doubtful accounts	$ 143	125	7	261
2002-allowance for doubtful accounts	$ 261	140	140	261
2003-allowance for doubtful accounts	$ 261	164	167	258

BIOSOURCE

542 Flynn Road
Camarillo, California 93012

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on July 27, 2004

The Annual Meeting of Stockholders of BioSource International, Inc. (the "Company") will be held on Tuesday, July 27, 2004, at 10:00 a.m. local time, at the Westlake Village Inn Hotel, 31943 Agoura Road, Westlake Village, California 91361, for the following purposes:

1. To elect six directors to hold office for a period of one year or until their respective successors have been duly elected and qualified;

2. To ratify the appointment of KPMG LLP as independent accountants of the Company for the fiscal year ending December 31, 2004;

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors has fixed the close of business on May 31, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting, please complete, date, sign and return the enclosed proxy card as soon as possible. Your prompt response is necessary to assure that your shares are represented at the Annual Meeting.

By Order Of The Board Of Directors

Alan I. Edrick
Executive Vice President and Chief Financial Officer

Camarillo, California
June 7, 2004

BioSource International, Inc.
542 Flynn Road
Camarillo, California 93012
(805) 987-0086

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

General
The enclosed Proxy is solicited on behalf of the Board of Directors of BioSource International, Inc., a Delaware corporation ("BioSource," the "Company", "we", or "us"), for use at the Annual Meeting of Stockholders to be held on Tuesday, July 27, 2004, at 10:00 a.m. local time, or at any adjournments or postponements. The meeting will be held at the Westlake Village Inn Hotel, 31943 Agoura Road, Westlake Village, California, 91361.

It is anticipated that this Proxy Statement and the accompanying proxy card will be mailed to stockholders on or about June 11, 2004.

Who can Vote
Holders of our common stock at the close of business on May 31, 2004 are entitled to receive this notice and to vote their shares at the Annual Meeting. Common stock is our only outstanding class of securities that is entitled to vote at the Annual Meeting. As of May 31, 2004, there were 9,440,968 shares of common stock outstanding.

Proxies
Your vote is important. If your shares are registered in your name, you are a stockholder of record. If your shares are in the name of your broker or bank, your shares are held in street name. We encourage you to vote by Proxy so that your shares will be represented and voted at the meeting even if you cannot attend. All stockholders can vote by written Proxy card. Your submission of the enclosed Proxy will not limit your right to vote at the Annual Meeting if you later decide to attend in person. **If your shares are held in street name, you <u>must</u> obtain a Proxy, executed in your favor, from the holder of record in order to be able to vote at the meeting.** If you are a stockholder of record, you may revoke your Proxy at any time before the meeting either by filing with our Secretary, at our principal executive offices, a written notice of revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and expressing a desire to vote your shares in person. All shares entitled to vote and represented by properly executed Proxies received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Proxies. If no instructions are indicated on a properly executed Proxy, the shares represented by that Proxy will be voted as recommended by the Board of Directors.

Quorum
The presence, in person or by Proxy, of a majority of the votes entitled to be cast by the stockholders entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the number of shares present at the Annual Meeting for determining the presence of a quorum. Broker non-votes occur when a broker holding customer securities in street name has not received voting instructions from the customer on certain non-routine matters and, therefore, is barred by the rules of the applicable securities exchange from exercising discretionary authority to vote those securities.

Voting
Each share of our common stock is entitled to one vote on each matter properly brought before the meeting. Abstentions will be counted toward the tabulation of votes cast on proposals submitted to stockholders and will have the same effect as negative votes, while broker non-votes will not be counted as votes cast for or against such matters.

The proposals to be voted on have different vote requirements. Directors will be elected by a plurality of the votes cast by the shareholders, which means that the six nominees receiving the most votes will be elected. In an uncontested election of directors, the plurality requirement is not a factor. Abstentions, broker non-votes and instructions on proxy cards to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes. If any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The proposal to ratify the appointment of the independent public accountants will be approved if we receive the affirmative vote of a majority of the shares of common stock present or represented and entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not be counted for or against the proposal.

Other Matters
At the date this Proxy Statement went to press, we do not know of any other matter to be raised at the Annual Meeting.

In the event a stockholder proposal was not submitted to us prior to April 21, 2004, the enclosed Proxy will confer authority on the Proxyholders to vote the shares in accordance with their best judgment and discretion if the proposal is presented at the Annual Meeting. As of the date hereof, no stockholder proposal has been submitted to us, and management is not aware of any other matters to be presented for action at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the Proxies solicited hereby will be voted by the Proxyholders in accordance with the recommendations of the Board of Directors. Such authorization includes authority to appoint a substitute nominee for any Board of Directors' nominee identified herein where death, illness or other circumstance arises which prevents such nominee from serving in such position and to vote such Proxy for such substitute nominee.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Proposal No. 1 is the election of six directors to hold office for a period of one year or until their respective successors have been duly elected and qualified. Our Bylaws provide that the number of directors on our Board of Directors shall be fixed from time to time exclusively by the Board of Directors, but shall not be less than three or more than nine. The Board of Directors has fixed the number of directors at six.

Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for the nominees named below. If any nominee is unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the then current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The Board of Directors proposes the election of the following nominees as directors:

Name	Age	Position
Terrance J. Bieker	58	President and Chief Executive Officer, Director
Jean-Pierre L. Conte (1)	40	Chairman of the Board of Directors, Director
David J. Moffa, Ph.D. (1) (2)	61	Director
John R. Overturf, Jr. (2)	43	Director
Robert J. Weltman	39	Director
John L. Zabriskie, Ph.D. (1) (2)	64	Director

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

Terrance J. Bieker, has served as a director, and our President and Chief Executive Officer, since November 1, 2003. From April 2003 to October 2003, Mr. Bieker served as Chief Executive Officer of Axya Medical, Inc. a medical device company engaged in the sales of orthopedic surgical devices. From 2000 through 2002, Mr. Bieker served as President and Chief Executive Officer of MedSafe, Inc. a medical regulatory consulting company. Mr. Bieker was President and CEO of Transfusion Technologies Corporation, a medical device company from 1999 to 2000. From 1997 to 1999, Mr. Bieker served as Executive Vice President and Chief Operating Officer of Safeskin Corporation, a manufacturer of disposable gloveware. From 1989 to 1997, Mr. Bieker served as Chairman, CEO and President of Sanofi Diagnostics Pasteur, Inc., a clinical diagnostic division of Sanofi, SA, a French pharmaceutical and healthcare company. Prior to these appointments, Mr. Bieker served as General Manager of Genetic Systems Corporation. His early career was with various divisions of American Hospital Supply Corporation. Mr. Bieker holds a B.S. degree in Economics from the University of Minnesota.

Jean-Pierre L. Conte has served as a director since February 2000 and was appointed as Chairman in May 2001. Mr. Conte is a Managing Director of Genstar Capital LLC, which is the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership, and the Chairman and Managing Director of Genstar Capital L.P., which is the sole general partner of Genstar Capital Partners III, L.P. Prior to joining Genstar in 1995, he was a principal for six years at the NTC Group, Inc., a private equity investment firm. He is a director of several private companies. Mr. Conte earned a Masters of Business Administration from the Harvard Business School and a Bachelor of Arts from Colgate University. Mr. Conte has been appointed to the Board of Directors pursuant to an investor rights agreement among us, Genstar, and Stargen II LLC, another investor in us.

David J. Moffa, Ph.D. has been a director since April 1995. Dr. Moffa serves as the Regional Director and as Special Projects Director for Lab Corporation of America, Inc. located in Fairmont, West Virginia, positions he has held since 1982 and 1984, respectively. In addition, Dr. Moffa currently serves as a Director of LabCorp in Pittsburgh, Pennsylvania, a position he has held since 1985 and is Chairman and CEO of ClinServices LLC since 1999. Dr. Moffa also serves as an advisor and consultant to various diagnostic, scientific and health care facilities. Dr. Moffa also serves on a number of committees and boards of directors of various privately held companies and governmental offices. Dr. Moffa has completed a post doctoral fellowship in Clinical Biochemistry at the West Virginia University National Institutes of Health, holds a Ph.D. in Medical Biochemistry from the West Virginia University School of Medicine, a Masters of Science degree in Biochemistry from West Virginia University and a Bachelor of Arts degree in Pre-Medicine from West Virginia University.

John R. Overturf, Jr. has been a director since September 1993. Mr. Overturf serves as the President of R.O.I., Inc., a private investment company, a position he has held since July 1993. He also serves as President of the Combined Penny Stock Fund, Inc., a closed-end stock market fund, a position he has held since August 1996. From September 1993 until September 1996, Mr. Overturf served as Vice President of The Rockies Fund, Inc., a closed-end stock market fund. Mr. Overturf holds a Bachelor of Science degree in Finance from the University of Northern Colorado.

Robert J. Weltman has served as a director of BioSource since February 2000. He is a Managing Director of Genstar Capital, L.P., the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in August 1995. Prior to joining Genstar, from July 1993 to July 1995, Mr. Weltman was an Associate with Robertson, Stephens & Company, an investment banking firm. Mr. Weltman holds an AB degree in Chemistry from Princeton University. Mr. Weltman has been appointed to the Board of Directors pursuant to an investor rights agreement among us, Genstar, and Stargen II LLC, another investor in us.

John L. Zabriskie, Ph.D. has served as a director of BioSource since July 2002. He is Co-founder and has served as Director of Puretech Ventures, a venture creation company since 2001. From 1997 to 2000 Dr. Zabriskie was Chairman and Chief Executive Officer of NEN Life Science Products, Inc., a leading supplier of kits for labeling and detection of DNA. From 1995 to 1997, Dr. Zabriskie was President and Chief Executive Officer of Pharmacia and Upjohn, Inc., a Fortune 500 pharmaceutical company formed by the merger of Pharmacia AB of Sweden and the Upjohn Company of Kalamazoo, Michigan. From 1965 until joining Upjohn in 1994, Dr. Zabriskie was employed by Merck and Co., Inc. He began his career at Merck as a chemist in 1965 and held various positions including President of Merck Sharp & Dohme and Executive Vice President of Merck and Co., Inc. He has served on a number of boards for health care and academic institutions and currently serves on the Board of Directors of Kellogg Co., Cubist Pharmaceutical, Inc., Biomira, Inc., Array BioPharma, and MacroChem Corp. Dr. Zabriskie received his A.B. degree in Chemistry from Dartmouth College (N.H.) and his Ph.D. in Organic Chemistry from the University of Rochester (N.Y.).

If elected, each nominee is expected to serve for a period of one year or until their respective successors have been duly elected and qualified. The six nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE NAMED ABOVE.

Meetings and Committees of the Board of Directors

Meetings and Committees. The Board of Directors held 5 meetings during fiscal 2003. All of the directors who were on the Board during fiscal 2003 attended at least 75% of the total number of meetings of the Board of Directors and committees on which they served. Mr. Bieker was appointed to the Board of Directors on November 1, 2003, and from that point forward attended all meetings of the Board of Directors.

The Board of Directors maintains two standing committees: an Audit Committee and a Compensation Committee. Each of these committees has a written charter approved by the Board of Directors. A copy of each charter can be found on our website at www.biosource.com.

Audit Committee. The Audit Committee currently consists of Messrs. Overturf (Chairman), Moffa, and Zabriskie, all of whom are considered "independent" within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and under Rule 4200(a)(15)of the National Association of Securities Dealers listing standards. Our Board of Directors has determined that each of the members of its separately standing Audit Committee, Messrs. Moffa, Overturf and Zabriskie, are an "audit committee financial expert," as defined in Item 401(h)(2) of Regulation S-K. Dr. Zabriskie was elected to the Audit Committee on April 22, 2003, replacing Robert Weist, who resigned from our Board for personal reasons. The primary purposes of the Audit Committee are (i) to review the scope of the audit and all non-audit services to be performed by our independent accountants and the fees incurred by us in connection therewith, (ii) to review the results of such audit, including the independent accountants' opinion and letter of comment to management and management's response thereto, (iii) to review with our independent accountants our internal accounting principles, policies and practices and financial reporting, (iv) to engage our independent accountants, and (v) to review our quarterly and annual financial statements prior to public issuance. The Audit Committee held 7 meetings during the year ended December 31, 2003.

Compensation Committee. The Compensation Committee currently consists of Messrs. Conte (Chairman), Moffa and Zabriskie, all of whom are considered "independent" under Rule 4200(a)(15)of the National Association of Securities Dealers listing standards. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administering our stock option and management incentive plans. The Compensation Committee held 5 meetings during the year ended December 31, 2003.

Director Nominations. We do not currently have a standing nominating committee. Because the Board of Directors has adopted resolutions requiring that all director nominations be approved or recommended for approval by a majority of the independent directors (as defined by Rule 4200(a)(15)of the National Association of Securities Dealers listing standards), voting in executive session, the Board has determined not to designate a separately standing nominating committee.

The independent members of the Board of Directors ("Independent Board Members") review those Board members who are candidates for re-election to our Board of Directors, and make the determination to nominate a candidate who is a current member of the Board of Directors for re-election. The Independent Board Members also nominate outside candidates for inclusion on the Board of Directors. The Independent Board Members do not consider nominees recommended by stockholders. The Board of Directors has not adopted a charter that governs the nominating responsibilities of the Independent Board Members.

Among other matters, the Independent Board Members:

- Review the desired experience, mix of skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of us and the Board;
- Conduct candidate searches, interview prospective candidates and conduct programs to introduce candidates to the Board;
- Recommend to the Board qualified candidates who bring the background, knowledge, experience, independence, skill sets and expertise that would strengthen and increase the diversity of the Board;
- Conduct appropriate inquiries into the background and qualifications of potential nominees; and
- Review the suitability for continued service as a director of each Board member when he or she has a significant change in status, such as an employment change, and recommend whether or not such director should be re-nominated.

Based on the foregoing, upon their own recommendation, the Independent Board Members nominated Terrance J. Bieker, Jean-Pierre L. Conte, David J. Moffa, John R. Overturf, Jr., Robert J. Weltman, and John L. Zabriskie for re-election as directors on the Board of Directors, subject to stockholder approval, for a one-year term ending on or around the date of the 2005 Annual Meeting.

Director Compensation. All Directors are elected annually to serve for a term of one year. Directors who are also employees of us or our subsidiaries receive no separate compensation for serving as Directors. Each non-employee director, except for Dr. Zabriskie, receives a payment of $2,000 for each board meeting attended, and $1,000 per year for service on a board committee. In addition, non-employee directors, except Dr. Zabriskie, receive an annual grant of 4,000 non-statutory stock options at the end of each year, exercisable at the fair market value of our common stock on the date of grant, and which fully vest on the date of grant. Dr. Zabriskie received 55,000 stock options upon his acceptance as a member of our Board of Directors in July 2002. 20,000 of these stock options vested immediately, 17,500 of these stock options vested on July 18, 2003, and 17,500 stock options will vest on the date of the Annual Meeting. Dr. Zabriskie does not receive cash remuneration. Directors may be reimbursed for certain expenses incurred in connection with attending Board meetings.

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee served as an officer or employee of the Company at any time during fiscal 2003. Additionally, no current executive officer or Director has served as a member of the board of directors or compensation committee of any entity for which a member of our Board of Directors or Compensation Committee has served as an executive officer.

Executive Officers

The following table sets forth certain information with respect to our executive officers as of May 31, 2004.

Name	Age	Position
Terrance J. Bieker	58	President and Chief Executive Officer
Alan I. Edrick	36	Executive Vice President and Chief Financial Officer
Jozef Vangenechten, Ph.D.	49	Executive Vice President, Commercial Operations
Kevin J. Reagan, Ph.D.	52	Executive Vice President, Technical Operations

Information with respect to Executive Officers of the Company who are also Directors is set forth under Proposal No. 1

Alan I. Edrick joined us in May 2004 as Executive Vice President and Chief Financial Officer. Prior thereto, from 1998 to February 2004, Mr. Edrick served as Senior Vice President and Chief Financial Officer at North American Scientific, Inc., a leading medical device and specialty pharmaceutical company. From 1989 to 1998, Mr. Edrick worked at Price Waterhouse LLP in various positions, including Senior Manager, Capital Markets. Mr. Edrick received his B.A. degree from UCLA and an M.B.A. from the Anderson School at UCLA.

Jozef Vangenechten, Ph.D. became Executive Vice President of Commercial Operations in April 2004 and was Managing Director of BioSource Europe, S.A., our Belgium subsidiary, from February 1998 through March 2004, through our engagement of Vita B.V.B.A., a consulting firm in which Dr. Vangenechten is a beneficial owner and serves as President. From 1988 to February 1998, Dr. Vangenechten worked for SGS (Societe Generale de Surveillance, Switzerland), an international provider of inspection, verification, testing and certification services, as General Manager and Director of their environmental consultancy operations in Belgium. From 1981 to 1988 Dr. Vangenechten worked as a researcher at the Radiobiology Division of the Belgium Nuclear Energy Research Center. Dr Vangenechten received both his Masters and Ph.D. degrees in Biology and Physiology from the University of Antwerp in Belgium.

Kevin J. Reagan, Ph.D. became Executive Vice President of Technical Operations in February of 2004 and was Vice President, Immunology from December 1996 through January 2004. From 1991 to December 1996, Dr. Reagan served first as the Director of Development, Laboratories and then Vice President, Laboratory Operations at Specialty Laboratories, Inc., a clinical reference lab. From 1984 to 1991, Dr. Reagan was involved with AIDS/Hepatitis R&D at Ortho Diagnostics, Inc., a Johnson & Johnson Company and E.I. DuPont de Nemours and Co. Dr. Reagan received his Bachelor of Arts in Biological Sciences from the University of Delaware and both his

Masters and Ph.D. degrees in Microbiology and Immunology from Hahnemann Medical College. His post-doctoral fellowship was completed at the University of Pennsylvania School of Medicine.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock, as of May 15, 2004, by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each such person has the sole voting and investment power with respect to the shares owned. Unless otherwise indicated, the address of each person listed is in care of BioSource International, Inc., 542 Flynn Road, Camarillo, California 93012, and the address of Messrs. Conte, Weltman and Genstar Capital LLC is Four Embarcadero Center, Suite 1900, San Francisco, California 94111.

Name and Address	Number of Shares of Common Stock Beneficially Owned (1)	Approximate Percent (1,2)
Genstar Capital LLC (3)	3,452,856	32.2%
Jean-Pierre L. Conte (4)	3,400,189	31.7%
Kennedy Capital Management, Inc. (5)	653,328	6.9%
Royce & Associates LLC (6)	682,600	7.2%
Westfield Capital Management Co. LLC. (7)	559,100	5.9%
Dimensional Funds Advisors Inc. (8)	511,800	5.4%
Oxford Bioscience Partners IV L.P. (9)	470,866	5.0%
Leonard M. Hendrickson (10)	291,831	3.0%
Charles C. Best (11)	104,706	1.1%
Kevin J. Reagan (12)	86,103	*
John L. Zabriskie, Ph.D. (13)	52,500	*
David J. Moffa, Ph.D. (14)	47,350	*
Jozef Vangenechten (15)	36,123	*
John R. Overturf, Jr. (16)	34,600	*
Robert J. Weltman (17)	19,333	*
Terrance J. Bieker (18)	-	*
Alan I. Edrick (19)	-	*
All directors and executive officers as a group (ten persons) (20)	3,790,904	34.2%

* Less than one percent.

(1) Shares of Common Stock that an individual or group has a right to acquire within 60 days after May 15, 2004 pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table.

(2) Percentage ownership is calculated based on 9,435,138 shares of common stock outstanding as of May 15, 2004.

(3) Includes (i) 2,032,809 shares of common stock and 1,262,542 shares of common stock issuable upon exercise of immediately exercisable warrants held by Genstar Capital Partners II, L.P., (ii) 34,380 shares of common stock and 24,458 shares of common stock issuable upon exercise of immediately exercisable warrants held by Stargen II LLC, (iii) 30,000 shares of common stock and 16,000 shares subject to outstanding options which are deemed to be beneficially owned, in each case held by Mr. Conte, (iv) 3,333 shares of common stock and 16,000 shares subject to outstanding options which are deemed to be beneficially owned, in each case held by Mr. Weltman, (v) 16,667 shares of common stock held by Richard F. Hoskins, and (vi) 16,667 shares of

common stock held by Richard D. Paterson. Genstar Capital LLC is the general partner of Genstar Capital Partners II, L.P. Mr. Conte, Mr. Hoskins and Mr. Paterson are the managers and managing directors of Genstar Capital LLC and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen. In such capacities Messrs. Conte, Hoskins and Paterson may be deemed to beneficially own shares of common stock beneficially held by Genstar Capital Partners and Stargen, but disclaim such beneficial ownership, except to the extent of their economic interest in these shares. Messrs. Conte, Hoskins, Paterson, Genstar Capital LLC, Genstar Capital Partners II, L.P. and Stargen II LLC may be deemed to be acting as a group in relation to their respective holdings in BioSource but do not affirm the existence of any such group.

(4) Includes (i) 30,000 shares of common stock and 16,000 shares subject to outstanding options which are deemed to be beneficially owned, in each case held by Mr. Conte, (ii) 2,032,809 shares of common stock and 1,262,542 shares of common stock issuable upon exercise of immediately exercisable warrants held by Genstar Capital Partners II, L.P., and (ii) 34,380 shares of common stock and 24,458 shares of common stock issuable upon exercise of immediately exercisable warrants held by Stargen II LLC. Genstar Capital LLC is the general partner of Genstar Capital Partners II, L.P. Mr. Conte is a manager and managing director of Genstar Capital LLC and is a member of Stargen. In such capacity, Mr. Conte may be deemed to beneficially own shares of common stock beneficially held by Genstar Capital Partners and Stargen, but he disclaims such beneficial ownership, except to the extent of his economic interest in those shares.

(5) As disclosed on Form 13F-NT, filed with the Securities and Exchange Commission on May 14, 2004 by Kennedy Capital Management, Inc.

(6) As disclosed on Form 13F-HR, filed with the Securities and Exchange Commission on May 12, 2004 by Royce & Associates LLC.

(7) As disclosed on Form 13F-HR, filed with the Securities and Exchange Commission on April 7, 2004 by Westfield Capital Management Co. LLC.

(8) As disclosed on Form 13F-HR, filed with the Securities and Exchange Commission on April 28, 2004 by Dimensional Fund Advisors, Inc.

(9) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on April 8, 2004 by Oxford Bioscience Partners IV L.P.

(10) Includes 239,831 shares subject to outstanding options which are deemed to be beneficially owned. On December 31, 2003, a "special terminating event," as that term is defined in Mr. Hendrickson's Stock Option Agreements, was deemed to have occurred with respect to all stock options granted to him, and therefore any stock options previously granted to Mr. Hendrickson, to the extent not fully vested on that date, ceased to vest and became exercisable pursuant to their terms for a period of one year, until December 31, 2004. Also includes (i) 48,000 shares of common stock owned; (ii) 4,000 shares of common stock held of record by two of Mr. Hendrickson's minor children.

(11) Consists of 104,706 shares subject to outstanding options which are deemed to be beneficially owned. Mr. Best resigned effective May 14, 2004.

(12) Includes 60,102 shares subject to outstanding options which are deemed to be beneficially owned.

(13) Includes 37,500 shares subject to outstanding options which are deemed to be beneficially owned.

(14) Includes (i) 40,500 shares subject to outstanding options which are deemed to be beneficially owned; (ii) 550 shares of common stock held solely by Dr. Moffa's spouse; (iii) 4,000 shares of common stock held jointly with Dr. Moffa's spouse; and (iv) 2,850 shares of common stock held directly.

(15) Consists of 36,123 shares subject to outstanding options which are deemed to be beneficially owned.

(16) Includes 28,000 shares subject to outstanding options which are deemed to be beneficially owned.

(17) Includes (i) 3,333 shares of common stock held directly; (ii) 16,000 shares of common stock reserved for issuance upon exercise of stock options which are deemed to be beneficially owned. Mr. Weltman is also a Principal of Genstar Capital LP and a member, but not a managing member, of Stargen II LLC. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital LLC or Stargen II LLC. Mr. Weltman disclaims that he beneficially owns any shares of common stock beneficially owned by Genstar Capital LLC or Stargen II LLC, except to the extent of his economic interest in shares owned by Genstar Capital LLC or Stargen II LLC.

(18) Mr. Bieker joined us on November 1, 2003 and was granted 285,000 stock options whose initial vesting occurs one year from the date of grant. Mr. Bieker owns no shares directly.

(19) Mr. Edrick joined us on May 10, 2004 and was granted 100,000 stock options whose initial vesting occurs one year from the date of grant. Mr. Edrick owns no shares directly.

(20) Includes 245,122 shares subject to outstanding options which are deemed exercised and 1,287,000 shares of common stock reserved for issuance upon the exercise of warrants.

Executive Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2003 and whose compensation exceeded $100,000 during that fiscal year (the "Named Executive Officers"), information concerning all compensation paid to such individuals for each of the three years ended December 31 indicated below.

		Annual Compensation			Long Term Compensation	
Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Number of Securities Underlying Options	All Other Compen-sation
Terrance J. Bieker	2003	40,105 (2)	325,000(3)	-	-	-
Chief Executive Officer and President						
Leonard M. Hendrickson (4) ...	2003	187,500	-	52,083 (5)	-	-
Chief Executive Officer and	2002	250,000	99,650		-	1,548 (6)
President	2001	49,000 (6)	90,000		280,000	173 (6)
Robert Weltman (7)	2003	-	-	6,000	-	-
Interim Chief Executive Officer						
Charles C. Best (8)	2003	176,800	-		-	337(6)
Chief Financial Officer	2002	166,400	59,023		-	324(6)
and Executive Vice President	2001	160,000	23,500		87,500	325(6)

---

(1) For a description of employment agreements between certain executive officers and us, see "Employment Agreements with Executive Officers" below.

(2) Mr. Bieker began his employment with us on November 1, 2003.

(3) Amount consists of a $90,000 signing bonus and a $235,000 bonus as a partial payment for relocation costs.

(4) Mr. Hendrickson began his employment with us in October 2001 and resigned on September 29, 2003.

(5) Represents payments made under a separation and release agreement. See "Employment Agreements with Executive Officers" below.

(6) Consists of group life insurance premiums paid by us.

(7) Mr. Weltman served as our Interim Chief Executive Officer from September 30, 2003 through October 31, 2003. Mr. Weltman did not receive any additional compensation for his services as Interim Chief Executive Officer. The compensation identified above was received by Mr. Weltman in his capacity as a member of our Board of Directors.

(8) Mr. Best resigned on May 14, 2004.

OPTION GRANTS IN FISCAL 2003

The following table sets forth certain information regarding the grant of stock options made during the fiscal year ended December 31, 2003 to the Named Executive Officers.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share ($/sh.)	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%($)	10%($)
Terrance J. Bieker...............	285,000	94%	7.18	11/1/2013	$1,286,907	$2,778,768
Leonard M. Hendrickson....	-	0%	--	--	$ 0	$ 0
Robert Weltman............	-	0%	--	--	$ 0	$ 0
Charles C. Best..................	-	0%	--	--	$ 0	$ 0

(1) Based upon an aggregate of 303,000 options granted during the year ended December 31, 2003.

(2) Calculated on the assumption that the market value of the underlying stock increases at the stated values compounded annually for the ten-year term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. There can be no assurance that the actual stock price appreciation over the ten year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from those option grants that were made to the Named Executive Officers with an exercise price equal to the fair market value of the option shares on the grant date.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth, for the Named Executive Officers, certain information regarding options exercised in fiscal year 2003, the number of shares of common stock underlying stock options held and the value of options held at fiscal year end based upon the last reported sales price of the common stock on the NASDAQ market on December 31, 2003 ($6.77 per share).

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terrance J. Bieker..............	-	-	--	285,000	$0	$-
Leonard M. Hendrickson....	12,000	54,720	228,165	-	423,531	-
Robert Weltman..................	-	-	16,000	-	4,840	-
Charles C. Best..................	-	-	102,643	31,357	88,245	-

Employment Agreements

We have entered into employment contracts with the following executive officers.

Terrance J. Bieker

We have entered into an executive employment agreement with Terrance J. Bieker to serve as our President and Chief Executive Officer, effective as of November 1, 2003. Pursuant to this agreement, Mr. Bieker receives an annual base salary of $275,000, which the Board may increase at the end of each year of his employment. In addition to the base salary to be paid to Mr. Bieker, we paid Mr. Bieker a one time signing bonus in the amount of $90,000, upon commencement of his employment. In addition, Mr. Bieker received a one time payment of $235,000 the intent of which was to have such amounts applied as partial payment of the costs and expenses incurred by him in connection with his relocation to California. Mr. Bieker is also eligible to receive an annual bonus under our management incentive plan to be agreed upon between Mr. Bieker and the Board on an annual basis. The management incentive plan will provide for the payment of a bonus equal to fifty percent (50%) of Mr. Bieker's then-current base salary upon achieving specified target objectives set forth in the plan. The agreement terminates on December 31, 2007. In the event that Mr. Bieker's employment is terminated without cause during the term of the agreement, we are obligated to continue to pay Mr. Bieker's then-current base salary for a period of 12 months following the effective date of such termination. In connection with his employment, Mr. Bieker received an initial grant of stock options to purchase 285,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant, or $7.18 per share. In certain instances involving a "change of control," as defined in our 2000 Non-Qualified Stock Option Plan, the stock options which have been granted to Mr. Bieker that are unvested at the time of such change of control become immediately vested and exercisable.

Alan I. Edrick

We entered into an executive employment agreement with Alan I. Edrick, effective May 10, 2004, to serve as our Executive Vice President and Chief Financial Officer, effective May 17, 2004. Prior to joining us, Mr. Edrick served as Senior Vice President and Chief Financial Officer at North American Scientific, Inc., a leading medical device and specialty pharmaceutical company. Pursuant to his employment agreement, Mr. Edrick receives an annual base salary of $190,000, which the Chief Executive Officer may increase at the end of each year of Mr. Edrick's employment. In addition to his base salary, Mr. Edrick will receive an additional $72,000 as a signing bonus, which amount will be payable in thirty equal monthly installments of $2,400 each commencing May 10, 2004, and ending on the earlier of November 10, 2006 or the date upon which Mr. Edrick's employment with us terminates for any reason. Mr. Edrick is also eligible to receive an annual bonus under our management incentive plan. The management incentive plan will provide for the payment of a bonus equal to thirty percent (30%) of Mr. Edrick's then-current base salary upon achieving specified target objectives set forth in the plan. The agreement terminates on May 9, 2008. In the event that Mr. Edrick's employment is terminated without cause by us, or for good reason by Mr. Edrick (as defined in the agreement), during the term of the agreement, the agreement provides for a severance equal to nine months of his current base salary. In connection with his employment, Mr. Edrick received an initial grant of stock options to purchase 100,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant, or $7.99 per share. In certain instances involving a "change of control," as defined in our 2000 Non-Qualified Stock Option Plan, the stock options which have been granted to Mr. Edrick that are unvested at the time of such change of control become immediately vested and exercisable.

Jozef Vangenechten

We have entered into an executive employment agreement with Jozef Vangenechten to serve as our Executive Vice President – Commercial Operations, effective as of April 1, 2004. Prior to our employment of Dr. Vangenechten, he served as the Managing Director of our Belgium subsidiary through our engagement of Vita B.V.B.A., a consulting firm in which Dr. Vangenechten is a beneficial owner and serves as President ("VITA"). Pursuant to his employment agreement, Dr. Vangenechten receives an annual base salary of approximately $100,000, which is payable in a combination of both U.S. Dollars and Euros, which the President may increase at the end of each year of Dr. Vangenechten's employment. In addition to the base salary to be paid to Dr. Vangenechten, we will pay various travel and living expenses during the term of his employment in aggregate net amount equal to approximately $41,000 annually. Dr. Vangenechten is also eligible to receive an annual bonus under our management incentive plan. The management incentive plan will provide for the payment of a bonus equal to $62,000 upon achieving specified target objectives set forth in the plan. The agreement terminates on December 31, 2007. In the event that Dr. Vangenechten's employment is terminated without cause during the term of the agreement, we are obligated to continue to pay Dr. Vangenechten a severance amount equal to $22,500 and the US$ equivalent of €119,000 over a period of nine months following the effective date of such termination. In connection with his employment, Dr. Vangenechten was also granted stock options to purchase 50,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant, or $7.00 per share. In certain instances involving a "change of control," as defined in our 2000 Non-Qualified Stock Option Plan, the stock options which have been granted to Dr. Vangenechten that are unvested at the time of such change of control become immediately vested and exercisable.

Concurrent with our execution of the executive employment agreement with Dr. Vangenechten, our Belgium subsidiary executed a new management agreement with VITA pursuant to which VITA was re-engaged to manage, oversee and direct the business and affairs of our Belgium subsidiary, subject to the supervision of the subsidiary's Board of Directors. For its services, VITA will invoice the Belgium subsidiary on a monthly basis but will not be entitled to receive more than €102,700 in any calendar year. The agreement with VITA may be terminated by the Belgium subsidiary at any time upon thirty days notice and without penalty to our subsidiary. However, if the VITA agreement is terminated without cause, Dr. Vangenechten's executive employment agreement will also terminate, and he will be entitled to receive from us the termination payment described above. Notwithstanding this, if we can terminate Dr. Vangenechten's executive employment agreement for cause, or as a result of his death or permanent disability, any termination of the VITA agreement without cause at that time will not entitle him to receive the termination payment.

Kevin Reagan

We have also entered into an executive employment agreement with Kevin Reagan to serve as our Executive Vice President – Technical Operations, effective as of February 15, 2004. Dr. Reagan served as our Vice President, Immunology since December 1996. Pursuant to his employment agreement, Dr. Reagan receives an annual base salary of $190,000, which the President may increase at the end of each year of Dr. Reagan's employment. Dr. Reagan is also eligible to receive an annual bonus under our management incentive plan. The management incentive plan will provide for the payment of a bonus equal to thirty percent (30%) of Dr. Reagan's then-current base salary upon achieving specified target objectives set forth in the management incentive plan. The agreement terminates on December 31, 2007. In the event that Dr. Reagan's employment is terminated without cause, the agreement provides for a severance equal to nine months of his current base salary. In connection with his employment, Dr. Reagan was also granted stock options to purchase 30,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant, or $6.99 per share. In certain instances involving a "change of control," as defined in our 2000 Non-Qualified Stock Option Plan, the stock options which have been granted to Mr. Reagan that are unvested at the time of such change of control become immediately vested and exercisable.

Leonard M. Hendrickson

We entered into an employment agreement with Leonard M. Hendrickson to serve as our President and Chief Executive Officer, effective as of October 15, 2001. Pursuant to that agreement Mr. Hendrickson received an annual base salary of $250,000. In addition to the base salary paid to Mr. Hendrickson, we paid Mr. Hendrickson a one time signing bonus in the amount of $90,000, upon commencement of his employment. In addition, Mr. Hendrickson was eligible to receive annual bonuses under our management incentive plan. The agreement was intended to terminate on December 31, 2004. In connection with Mr. Hendrickson's indefinite medical disability leave of absence in September 2003, we entered into a Separation and Release Agreement with him which is dated as of September 29, 2003 (the "Separation Agreement"). In connection with entering into the Separation Agreement, Mr. Hendrickson resigned his positions as our President and Chief Executive Officer, and as a member of our Board of Directors, and commenced a disability leave of absence effective as of the date of that agreement and continuing through December 31, 2004 (the "Leave Period"). Additionally, pursuant to the terms of that Separation Agreement, in consideration for a full release of any and all claims Mr. Hendrickson may have had against us, from September 29, 2003 through December 31, 2003, we continued to pay or otherwise provide to Mr. Hendrickson (i) the difference between his then current base salary and any amount received by him under our disability insurance plans and pursuant to any governmental disability benefits, and (ii) our portion of the health insurance and life insurance benefits previously provided to him, which we will continue to provide through March 31, 2004. The Separation Agreement also provides that, from January 1, 2004 through December 31, 2004, we will pay or otherwise provide to Mr. Hendrickson (i) the difference between sixty percent (60%) of his then current base salary and any amount received by him under our disability insurance plans and pursuant to any governmental disability benefits, and (ii) various other health and life insurance benefits, including portions of any amounts he is permitted to pay through the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), provided, however, although he will be entitled to receive these benefits beyond 2004, Mr. Hendrickson will be required to assume the responsibility for portions, or all, of these payments over the course of 2004 and in 2005, respectively. With respect to any stock options previously granted to Mr. Hendrickson, to the extent they were not fully vested on the date of the Separation Agreement, they continued to vest through December 31, 2003. On December 31, 2003, a "special terminating event," as that term is defined in Mr. Hendrickson's Stock Option Agreements, was deemed to have occurred with respect to all stock options granted to him, and therefore any stock options previously granted to Mr. Hendrickson, to the extent not fully vested on that date, stopped vesting and became exercisable pursuant to their terms for a period of one year.

Charles C. Best

Pursuant to the provisions of a Separation Agreement between us and Charles C. Best, our former Chief Financial Officer, dated December 17, 1999, as amended on April 29, 2004, Mr. Best exercised his right of termination of his employment with us effective May 14, 2004. Under the terms of the agreement, Mr. Best will continue to receive his then current base salary for one year and his current medical benefits for up to six months.

Report of the Compensation Committee

Overview & Philosophy

The Compensation Committee of the Board of Directors is composed entirely of Directors who have never served as officers of the Company and who meet the criteria for independence established by applicable law and The Nasdaq Stock Market listing standards. The Compensation Committee is charged with the responsibility of administering all aspects of our executive officer and Board of Directors compensation programs and generally administers our stock option plans for all employees. Following review and approval by the Compensation Committee, determinations pertaining to executive officer compensation are submitted to the full Board of Directors for approval. In connection with its deliberations, the Compensation Committee seeks, and is influenced by, the views of the Chief Executive Officer with respect to appropriate compensation levels of the other executive officers.

It is the philosophy of the Compensation Committee that executive compensation should be structured to provide an appropriate relationship between executive compensation and our financial performance and the share price of our common stock, as well as to attract, motivate and retain executives of outstanding abilities and experience. Since the Company's inception, we have maintained the philosophy that executive compensation should be competitive with that provided by other companies in the biomedical research industry to assist us in attracting and retaining qualified executives critical to our long-term success.

Executive Officer Compensation

Base Salary. Base salaries are negotiated at the commencement of an executive's employment with the Company or upon renewal of his or her employment agreement and are designed to reflect the position, duties and responsibilities of each executive officer, the cost of living in the area in which the officer is located, and the market for base salaries of similarly situated executives at other companies engaged in businesses similar to that of the Company. Base salaries may be annually adjusted at the sole discretion of the Compensation Committee to reflect changes in any of the foregoing factors.

Annual Incentives. The Compensation Committee believes that executive compensation should be determined with specific reference to the Company's overall performance and goals, as well as the performance and goals of the division or function over which each individual executive has primary responsibility. In this regard, the Compensation Committee considers both quantitative and qualitative factors. Quantitative items used by the Compensation Committee in analyzing performance include sales and sales growth, results of operations and an analysis of actual levels of operating results and sales to budgeted amounts. Qualitative factors include the Compensation Committee's assessment of such matters as the enhancement of the Company's image and reputation, expansion into new markets, and the development and success of new products and new marketing programs. To this end, the Company developed, and the Compensation Committee approved, a management incentive plan for executives and senior employees for the year 2003 based on specific goals and criteria.

Long-term, Equity Based Incentive Awards. The general purpose of long-term awards, currently in the form of stock options, is to provide each executive officer with a significant incentive to manage from the perspective of an owner with an equity stake in the business. Additionally, long-term awards foster the retention of executive officers and provide executive officers with an incentive to achieve superior performance over time. In approving stock option grants, the Committee bases its decision on each individual's performance and potential to improve stockholder value. The Committee has broad discretion to determine the terms and conditions applicable to each option grant, including the vesting schedule and terms upon which the options may be exercised. Since the exercise price of each stock option must be at least equal to the market price of our Common Stock on the date of grant, the options do not become valuable to the holder unless our shares increase in market value above the price of the Common Stock on the date of grant and the executive officer remains with the Company through the applicable vesting period.

The Compensation Committee attributes various weights to the qualitative factors discussed above based upon their perceived relative importance to BioSource at the time compensation determinations are made. Each executive's performance is evaluated with respect to each of these factors, and compensation levels are determined based on each executive's overall performance.

Determination of Chief Executive Officer's Compensation. Effective November 1, 2003, Terrance J. Bieker became our Chief Executive Officer and President. The terms of the executive employment agreement entered into with Mr. Bieker are identified elsewhere in this Proxy Statement. Mr. Bieker's compensation package was established based upon the principles described above. The package was also based upon the Compensation Committee's comparative analysis of other similarly situated chief executive officers, review of Mr. Bieker's prior experience and expected contributions and consideration of the relative importance of his respective position in terms of achieving our objectives.

Mr. Leonard M. Hendrickson served as our Chief Executive Officer and President from October 15, 2001 through September 29, 2003. Mr. Hendrickson resigned from all his positions with BioSource in connection with his indefinite medical leave of absence in September 2003. Mr. Hendrickson's original compensation package was established based upon the Compensation Committee's comparative analysis of other similarly situated chief executive officers, review of Mr. Hendrickson's prior experience and expected contributions and consideration of the relative importance of his respective position in terms of achieving our objectives. Additionally, the Compensation Committee consulted with a professional recruiting firm hired as a consultant to assist in the process of retaining such an executive.

The Compensation Committee intends to continue its policy of linking executive compensation with maximizing stockholder returns and corporate performance to the extent possible through the programs described above.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductions a public corporation may take for compensation paid to its executive officers named in its summary compensation table to $1 million per executive per year. This limitation applies only to compensation which is not considered to be performance-based. Based on fiscal year 2003 compensation levels, no such limits on the deductibility of compensation applied to any of our executive officers.

Compensation Committee

Jean-Pierre L. Conte, *Chairman*
David J. Moffa, Ph.D.
John L. Zabriskie, Ph.D.

Report of the Audit Committee

The Audit Committee of the Board of Directors, which consists of independent directors (within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 4200(a)(15) of the National Association of Securities Dealers' Marketplace Rules), has furnished the following report:

The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board of Directors, which was attached as Appendix "A" to the Company's 2003 Proxy Statement and which can be found on the BioSource website at www.biosource.com. The Audit Committee reviews and reassesses the Charter annually and recommends any changes to the Board of Directors for approval.

In fulfilling its responsibilities for the financial statements for fiscal year 2003, the Audit Committee:

- Reviewed and discussed the audited financial statements for the year ended December 31, 2003 with management and KPMG LLP, the Company's independent auditors ("KPMG");

- Discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit; and

- Received written disclosures and the letter from KPMG regarding its independence as required by Independence Standards Board Standard No. 1. The Audit Committee discussed with KPMG their independence.

The Audit Committee also considered the status of pending litigation and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the Audit Committee's review of the audited financial statements and discussions with management and the Auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the SEC.

Audit Committee

John R. Overturf, Jr., *Chairman*
David J. Moffa, Ph.D.
John L. Zabriskie, Ph.D.

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We are asking our stockholders to ratify the Audit Committee's appointment of KPMG LLP ("KPMG") as our independent public accountants for the fiscal year ending December 31, 2004. In the event our stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of us and out stockholders.

KPMG has served as the principal independent public accounting firm utilized by us since fiscal 1994. We anticipate that a representative of KPMG will be present at the Annual Meeting to respond to appropriate questions and to make statements as they so desire.

The ratification of KPMG as our independent public accountants for the fiscal year ended December 31, 2004 will require the affirmative vote of a majority of the shares of common stock present or represented and entitled to vote at the Annual Meeting. All Proxies will be voted to approve the Proposal unless a contrary vote is indicated on the enclosed Proxy card.

Fees to Independent Public Accountants for Fiscal 2003 and 2002

The following table presents fees for professional services rendered by KPMG for the audit of our annual financial statements for fiscal 2003 and fiscal 2002 and fees billed for audit-related services, tax services and all other services rendered by KPMG for fiscal 2003 and fiscal 2002.

	Fiscal 2003	Fiscal 2002
	(in thousands)	
Audit fees (1)	$ 191	$ 160
Audit-related fees	-	-
Tax fees (2)	97	109
All other fees	-	-

(1) Audit fees consist of fees billed for the audit of our consolidated annual financial statements and the review of our interim quarterly financial statements.

(2) Tax fees consisted of fees for tax compliance, tax advice, and tax planning services.

The Audit Committee is directly responsible for interviewing and retaining our independent public accountants, considering the accounting firm's independence and effectiveness, and pre-approving the engagement fees and other compensation to be paid to, and the services to be conducted by, the independent public accountants.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANTS FOR FISCAL 2004.

Performance Graph

The graph below shows the five-year cumulative total stockholder's return assuming the investment of $100 on December 31, 1998 (and the reinvestment of dividends thereafter) in each of our Common Stock, the Nasdaq Composite index and the Nasdaq Biotechnology index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG BIOSOURCE INTERNATIONAL, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ BIOTECHNOLOGY INDEX
DOLLARS
600
500
400
300
200
100
0
12/98
12/99
12/00
12/01
12/02
12/03
BIOSOURCE INTERNATIONAL, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ BIOTECHNOLOGY

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Other Matters

Certain Transactions with Directors and Executive Officers

Except as disclosed in this Proxy Statement, neither the nominees for election as directors, our directors or executive officers, nor any stockholder owning more than five percent of our issued shares, nor any of their respective associates or affiliates, had any material interest, direct or indirect, in any material transaction to which we were a party during fiscal 2003, or which is presently proposed.

See "Employment Agreements with Executive Officers" for a summary of employment agreements with certain of our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2003, all our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except for the following; Robert D. Weist filed two late Form 4s, each reporting late one transaction that occurred in November 2002 and December 2002, respectively; and each of John R. Overturf, Jr., David J. Moffa, Jean-Pierre L. Conte, and Robert J. Weltman filed one late Form 4, each reporting late one transaction that occurred for each in December 2002.

Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, promulgated by the SEC, any stockholder of record who intends to present a proposal at the next Annual Meeting of Stockholders for inclusion in our Proxy Statement and Proxy form relating to such Annual Meeting must submit such proposal to us at our principal executive offices no later than January 22, 2005. In order for proposals by stockholders not submitted in accordance with Rule 14a-8 to have been timely within the meaning of Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, that proposal must have been submitted so that it is received no later than April 6, 2005. In addition, in the event a stockholder proposal is not received by us by April 6, 2005, the Proxy to be solicited by the Board of Directors for the next Annual Meeting will confer discretionary authority on the holders of the Proxy to vote the shares if the proposal is presented at the next Annual Meeting without any discussion of the proposal in the Proxy Statement for such meeting.

SEC rules and regulations provide that if the date of our 2005 Annual Meeting is advanced or delayed more than 30 days from the date of the 2004 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2005 Annual Meeting must be received by us within a reasonable time before we begin to print and mail the proxy materials for the 2005 Annual Meeting. Upon determination by us that the date of the 2005 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2004 Annual Meeting, we will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

In addition to the above procedure, additional information regarding stockholder communications with our Board of Directors can be found at our website at www.biosource.com.

Solicitation of Proxies

It is expected that the solicitation of Proxies will be by mail. The cost of solicitation by management will be borne by us. We will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable disbursements in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors and officers, without additional compensation, personally or by mail, telephone, telegram or otherwise.

Annual Report on Form 10-K

OUR ANNUAL REPORT ON FORM 10-K, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003, WILL BE MADE AVAILABLE TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO ALAN I. EDRICK, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, BIOSOURCE INTERNATIONAL, INC., 542 FLYNN ROAD, CAMARILLO, CALIFORNIA 93012.

ON BEHALF OF THE BOARD OF DIRECTORS

Alan I. Edrick, Executive Vice President and Chief Financial Officer

Camarillo, California
June 7, 2004

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